PE 4-30-02

02033667

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

RECD S.E.C.
MAY 9 2002
1086

For the month of April 2002

Pacific North West Capital Corp.
(Translation of registrant's name into English)

PROCESSED
MAY 23 2002
P THOMSON FINANCIAL

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X__ Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__ No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
(Registrant)

Date: May 8, 2001

(Signature)*

Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

2001 ANNUAL INFORMATION FORM

For

PACIFIC NORTH WEST CAPITAL CORP.

Dated as at April 4, 2002

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia V6M 2A3
Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

2001 ANNUAL INFORMATION FORM INDEX

Item, Section and Heading | Page No.

Item, Section and Heading | Page No.

2001 ANNUAL INFORMATION FORM GLOSSARY

Unless other stated, in this Annual Information Form the following terms shall have the following meanings:

Anglo Platinum	Anlgo American Platinum Corporation Limited
Ag	The chemical symbol for silver.
Aeromagnetic survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Au	The chemical symbol for gold.
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Cretaceous	The third and latest of the periods in the Mesozoic Era
Diabase	A common basic igneous rock usually occurring in dykes or sills.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore
Grab Samples	A sample of rock or sediment taken more or less indiscriminately

	at any place.
Gneiss	Layered granite like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
gpt	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the properties of rocks.
g/t Au	Grams per tonne gold.
Km	A measure of distance known as a kilometre.
Mg	The chemical symbol for magnesium
Max-Min EM	A specific type of electromagnetic geophysical survey.
Mesozoic Era	One of the grand divisions of geologic time, follows the Paleaozoic and succeeded by the Cenozoic
Metallurgy	The study of extracting metals from their ores.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ni	The chemical symbol for nickel
Nickel	A hard white silver metallic chemical element
Norite	A coarse grained plutonic rock containing labrodorite as the chief consitiuent
NSR	Net Smelter Returns.
opt	Ounce per ton.
Ophiolite	An assemblage of mafic and ultramafic igneous rocks
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce.
Pentlandite	A mineral, an ore of nickel
Placer	A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds
Pd	The chemical symbol for Palladium.
Proterozoic	Period of time in earth's history between 2.5 billion years ago and 544 million years ago
Pyrite	- A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
Pyrrhotite	- an iron monosulphide mineral
PGM	Platinum Group Metals.
PGE	Platinum Group Elements.
ppm	Parts per million.
Pt	The chemical symbol for Platinum.
pyrite	Important ores of sulphur; sometimes mined for associated gold or copper
Pyroxene	A common group of minerals characterized by short stout crystals and good prismatic cleavage in two directions intersecting at

	angles at about 87 degrees and 93 degrees
Pyrrhotite	A mineral, brown to reddish brown, magnetic. An ore of nickel
RVI	River Valley Intrusion
Radiometric dating	The calculation of an age in years of geologic materials by any one of several age determination methods based on nuclear decay of natural radioactive elements contained in the material.
SIC	Sudbury Igneous Complex
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Sphalerite	A zinc sulphide
Strike	The coarse or bearing of a bed or layer of rock
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.
Volcanogenic	A term used to describe the volcanic origin of mineralization.

ITEM 1: COVER PAGE

1.1 Date

This is the "Annual Information Form" (the "*Annual Information Form*") for Pacific North West Capital Corp. (the "*Issuer*") dated as at April 4, 2002.

1.2 Review of Renewal Annual Information Form

This Annual Information Form is **not** currently under review by the Canadian securities regulatory authorities of one or more jurisdictions. Information contained herein is subject to change.

1.3 Revisions

This is the Issuer's Annual Information Form filing for the fiscal year ended April 30, 2001.

Forward-Looking Statements

The Issuer cautions readers that certain important factors (including, without limitation, those set forth herein) may affect the Issuer's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Annual Information Form, or that are otherwise made by or on behalf of the Issuer. For this purpose any statements contained in this Annual Information Form that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate" or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

Exchange Rates

In this Annual Information Form, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Since June 1, 1970 the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 1996 to December 31, 2001, based on the noon buying rate in New York City for cable transfers payable in

Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

U.S. Dollars per Cdn. $1.00

Year ended December 31

	2001	**2000**	**1999**	**1998**	**1997**	**1996**
High:	.6515	.6969	.6891	.7105	.7487	.7513
Low:	.6232	.6410	.6536	.6341	.6945	.7023
Average:	.6359	.6724	.6744	.6714	.7197	.7305
End of Period:	.6321	.6669	.6925	.6504	.6999	.7323

Conversion Table

For ease of reference the following conversion factors are provided:

1 mile = 1.6093 kilometres
1 foot - 0.305 metres
1 acre = 0.4047 hectare
1 long ton = 2,240 pounds

1 metric ton = 2,205 pounds
1 troy ounce = 31.103 grams
1 imperial gallon = 4.546 litres
1 imperial gallon = 1.2010 U.S. gallons

ITEM 2: CORPORATE STRUCTURE

2.1 Name and Incorporation

Incorporation

Pacific North West Capital Corp. ("PFN" or the "Company") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 29, 1996. The Company amended its articles by certificate of amendment dated October 22, 1997 to remove the private company restrictions.

The Company's executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada V6M 2A3 and its registered office is located at 1600 Canada

Place, 407 – 2nd Street, S.W., Calgary, Alberta T2P 2Y3. The Company is a reporting issuer in the Province of Alberta, British Columbia, Ontario, and Newfoundland, Canada. Its common stock (the "Common Shares") has been listed on the Canadian Venture Exchange since December 19, 1997 and the Toronto Stock Exchange since June 8, 2001.

2.2 Intercorporate Relationships

Organizational Structure

No intercorporate relationships exists.

Corporate Information

The Issuer's business address and executive offices are located at 2303 West 41st Avenue, Vancouver, British Columbia. The Issuer's telephone number is (604) 685-1870 and the Issuer's fax number is (604) 685-6550. The Issuer's agent for service in Canada is Devlin Jensen, Barristers & Solicitors, who are located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, and who can be contacted at (604) 684-2550 or via facsimile at (604) 684-0916.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

Write-off of previous mineral property interests

The Issuer is a natural resource company principally engaged in the acquisition, exploration and development of resource properties of merit. The Issuer has acquired certain interests and entered into agreements to acquire certain interests in and to certain mineral property interests located in Ontario, Quebec and Newfoundland.

During the year ended April 30, 1999, the following mineral property write-offs were recorded:

- an agreement regarding mineral claims in the Trout lake area of Ontario was terminated resulting in a $23,961 write-off.

During the year ended April 30, 2000, the following mineral property write-offs were recorded:

- an agreement regarding mineral claims in the Langmuir Township area of Ontario was terminated resulting in a $59,106 write-off;

- an agreement regarding mineral claims in the Kelly Township area of Ontario was terminated resulting in a $19,200 write-off.

During the year ended April 30, 2001, the following mineral property write-offs were recorded:

- an agreement regarding mineral claims known as the Lac Panache Property, in the Sudbury area of Ontario was terminated resulting in a $110,780 write-off;

- general exploration costs of $205,388 incurred in the Sudbury area of Ontario were written-off;

- due to market conditions and the lack of exploration undertaken on the Labrador property, $127,179 of mineral costs were written-off.

3.2 Significant Acquisitions and Significant Dispositions

Write-off of previous mineral property interests

The Issuer is a natural resource company principally engaged in the acquisition, exploration and development of resource properties of merit. The Issuer has acquired certain interests and entered into agreements to acquire certain interests in and to certain mineral property interests located in Ontario, Quebec and Newfoundland.

During the last three years the following write-offs of mineral property interest are significant dispositions that represent more than 10% of the book value of the Companies mineral properties:

- during the year ended April 30, 2000, agreements regarding mineral claims in the Sudbury area of Ontario were terminated resulting in a $78,306 write-off;

- during the year ended April 30, 2001, agreements regarding mineral claims in the Sudbury area of Ontario were terminated resulting in a $316,168 write-off, and due to market conditions and the lack of exploration undertaken on the Labrador property, $127,179 of mineral costs were written-off.

3.3 Trends

The continuing operations of the Issuer are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Risk Factors

As resource exploration is a speculative business, which is characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

To date, the Company's properties have no proven commercially viable reserves and are currently at the exploration stage and as such prospective purchasers of the Company's common shares should consider carefully, among other things, that the Company's exploration of its properties involves significant risks.

Exploration Risks

Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, metallurgical processes to extract the metal from the ore and, in the case of new properties to build the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for further expansion can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly exploration of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Lack of Cash Flow and Non Availability of Additional Funds

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow. The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to all the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties. The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs. The Company's joint venture partner Anglo Platinum is currently funding the exploration program on the River Valley Property and the Goldwright Property. Anglo Platinum has approved a $2 million budget on the Company's properties for the first six months of 2001, with the bulk being targeted for the River Valley Property. Anglo Platinum may earn up to a 65% interest in the River Valley Property by funding it through to production. As of April 30, 2001, Anglo Platinum has expended $2,313,464 on the River Valley Property and $316,447 on the Goldwright Property.

The exploration of any ore deposits found on the Company's exploration properties depends upon the Company's ability to obtain financing through debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or parts of its interests in some or all of its properties or joint ventures and reduce or terminate its operations.

None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. As a result there can be no assurance that the Company will be able to develop any of its property profitably or that its activities will generate positive cash flow. The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its Common Shares. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While the Company may generate additional working capital through the

operation, sale or possible joint venture expansion of its properties, there is no assurance that any such funds will be available for operations.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of PGMs and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage. The Company does have $5,000,000 commercial general liability insurance covering its operations. Payment of any liabilities in excess of its insurance could have a materially adverse effect upon the Company's financial condition.

No Proven Reserves

All of the properties in which the Company holds an interest are considered to be in the exploration stage only and do not contain a known body of commercial ore.

Title Risks

Due to the large number and diverse legal nature of the mineral properties described herein, full investigation of legal title to each such property has not been carried out at this time. Much of the River Valley Property was covered by the Temagami Land Caution and was not in fact open for staking and as such was closed for mineral exploration and development for twenty or more years. In June 1996, the Ontario Government passed legislation allowing the area open for staking mineral claims and on September 17, 1996, the area was re-opened for staking. Consequently, management believes that the area will not be substantially impacted by native land claim issues. However, the Company cannot be certain that land claim issues may not arise.

Many of the Company's properties may be subject to prior unregistered agreements of transfer or native land claims (including Innu land claims which are currently outstanding against all properties in the Labrador Region of Newfoundland), and title may be affected by undetected defects. Although the Company has obtained a title opinion in relation to the Labrador Project (as hereinafter defined), such opinion is no guarantee that title to such properties will not be challenged or impugned. The Company's properties consist of recorded mineral claims which have not been surveyed, and therefore the precise area and location of such claims is undefined.

While the Company has reviewed and is satisfied with the title for any claim in which it has a material interest and, to the best of its knowledge, such title is in good standing, there is no guarantee that title to such claim will not be challenged or

impugned. The properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undeeded claims.

Uncertainty or Contestation of Contract Rights

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations. Although the Company believes these individuals or corporations have the full legal right to enter into an agreement, the Company has no control should any legal action be taken against the vendors of the properties. As well, should the Company not be able be meet its financial commitments to the vendor of a property this may result in the forfeiture of Company's right to earn an interest in the property.

Conflicts of Interest

Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations. As a result of this

competition, the Company's ability to acquire additional attractive mining properties on terms it considers acceptable may be adversely affected.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. There is no assurance that commodity prices will remain at current levels; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

Environmental Regulation

All phases of the Company's operations in Canada are subject to environmental regulations. It is the Company's belief that if environmental legislation in Canada evolved and required stricter standards and enforcement, in conjunction with increased fines and penalties for non-compliance, including more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees, the cost of compliance therewith may substantially increase and thereby effect the Company's operations. However, the Company is not aware of any pending environmental litigation or amendments to existing environmental litigation which will affect the Company's current or prepared operations or which would otherwise have a material adverse effect on the Company or its operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Compliance with Applicable Canadian Laws and Regulations

Exploration in the Sudbury area shall be conducted in accordance with the Mining Act of Ontario. The act sets out the guidelines by which exploration can and should be

conducted, highlights of which include the notification of the intent to perform work on mineral claims, and the obligation to perform valid assessment work to keep the claims in good standing.

Legislation and implementing regulations implemented by the Newfoundland Department of Natural Resources directly affect the mining industry in the Province of Newfoundland and Labrador where the Company holds mineral claims. In particular, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation and is governed in its conduct by the Laws of Canada. All of its directors and officers are residents of Canada and all its assets are located in Canada.

Adequate Labor and Dependence Upon Key Personnel

The Company will depend upon recruiting and maintaining other qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company.

South African Reserve Bank

The export by Anglo Platinum of the funds required to participate in the farm-in agreement on the River Valley Property may, pursuant to the South African Exchange Control Regulations, require the approval of the Exchange Control Department of the South African Reserve Bank.

Forward Looking Statements

This document contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will

not materialize, and unanticipated events will occur which will affect the Company's future results.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

Write-off of previous mineral property interests

During the last three years the following write-offs of mineral property interest are significant dispositions that represent more than 10% of the book value of the Companies mineral properties:

- during the year ended April 30, 2000, agreements regarding mineral claims in the Sudbury area of Ontario were terminated resulting in a $78,306 write-off;
- during the year ended April 30, 2001, agreements regarding mineral claims in the Sudbury area of Ontario were terminated resulting in a $316,168 write-off, and due to market conditions and the lack of exploration undertaken on the Labrador property, $127,179 of mineral costs were written-off.

4.2 Asset-backed Securities Outstanding

The Issuer presently has no asset-backed securities outstanding. Therefore, this section is not applicable to the Issuer.

4.3 Mineral Projects

Property, Plant and Equipment

The Company's mineral properties and claims are all located in Canada primarily within the Sudbury Mining District located near Sudbury, Ontario, and also within the Sault Ste. Marie Mining District, Ontario and in Labrador and Newfoundland.

There are no known commercial bodies of mineralization or ore on any of the properties or claims in which the Company has an interest. The Company's activities with respect to such properties and claims constitute an exploratory search for such ore.

Consulting Geologists Report. A technical report titled "Review of Exploration Results River Valley Property & Agnew Property for Pacific North West Capital Corp. (as of January 31, 2001 with revisions to March 22, 2001)" and dated March 26, 2001 was completed by Derry, Michener, Booth & Wahl Consultants Limited. This report recommended a 2 stage $2.8 million work program on the River Valley Property and a 2 stage $1.12 million work program on the Agnew Property.

ONTARIO, CANADA

1. River Valley Property (Luhta-Bailey-Orchard Option/Kaymin Farm-In) Property

The Following "italized text" has been extracted from technical reports titled "Review of Exploration Results River Valley Property & Agnew Property for Pacific North West Capital Corp. (as of January 31, 2001 with revisions to March 22, 2001)" and dated March 26, 2001 was completed by Derry, Michener, Booth & Wahl Consultants Limited and "Mineral Resource Estimate of the Dana Lake and Lismer's Ridge Deposits on the River Valley PGM Property, Ontario for Pacific North West Capital Corp (as of September 26th, 2001) dated October 15th, 2001 and was completed by Derry Michener Booth and Wahl Consultants Ltd.)

PROPERTY DESCRIPTION AND LOCATION

The River Valley property lies within Dana and Pardo Townships and is located about 100 road kilometres (50 km direct) northeast of the City of Sudbury, Ontario. The coordinates of the centre of the property are approximately 555356mE and 5172290mN (UTM 17, NAD 27).

The River Valley property claim group consists of 333 unpatented mining claim units (31 claim blocks) that cover 5544 hectares (55.4 km^2 or 13,320 acres). The majority of the claims are located in Dana Township with 4 of the 30 blocks located immediately to the north in Pardo Township (see Figure 4-2). The claim group is contiguous, with the exception of claim S-1229380, located south of the main group in Dana Township. Both Dana and Pardo Townships are in the Sudbury Mining District. The townships are unsurveyed.

The claims have not been legally surveyed.

A total of 226 original claims, totalling 3616 ha, held under an option agreement dated January 5, 1999 and amended March 15, 1999, require annual work commitments of $90,400. The optioned claims are owned by Lorne Luhta (33.33%), Bob Bailey (33.34%), Ron Orchard (33.33%). These claims are subject to a total 3% net smelter royalty to the three vendors; 2% can be purchased outright by PFN for $2 million cash.

An additional 107 claims, totalling 1928 ha, are owned 100% by PFN and require total annual work commitments of $39,200.

All claims (324 units) are subject to PFN's Farm-In (joint venture) agreement with Anglo American Platinum Corporation Limited (Anglo Platinum) dated July 14, 1999. Through Kaymin Resources Ltd. (Kaymin), its fully owned subsidiary, Anglo Platinum can earn a 50% interest in the River Valley property by paying PFN $300,000 (received) and spending $4 million on exploration over a five year period. In 1999 and 2000 expenditures totaled $2 million and an additional $2 million contributed by Kaymin, was spent in exploration to July 31, 2001. Kaymin had the right as of July 12, 2001 to vest a 50% interest, but have not yet formally elected to do so, thus PFN currently holds a 100% working interest. Kaymin may increase its interest to 60% by completing a feasibility study, and further to 65% by arranging all mine financing through to production.

In November of 2001, Anglo American Platinum Corporation Limited (Anglo Platinum) approved a $2.24 million exploration budget which will be used to fund a minimum 20,000 m drill program aimed at doubling the initial reported 600,000 (Pd+Pt+Au+Rh) ounce mineral resource (October 2001- Derry, Michener, Booth and Wahl). In January of 2002, Anglo Platinum formally elected to enter into a 50-50 joint venture with Pacific North West Capital Corp. PFN is the Manager of the Project.

To the best of PFN's knowledge there are no environmental liabilities against the mining claims.

All exploration to date has been carried out with appropriate work permits from the MNR permits. For the future drilling phases a more elaborate permit may be applied for but to PFN's knowledge there is no impediment to receiving one.

Claim	Twp.	Units	Hectares	Due	Amount	Ownership
1227988	Dana	8	128	Oct 19, 2002	$3200.00	Option
1227989	Dana	8	128	Oct 19, 2002	$3200.00	Option
1227990	Dana	12	192	Oct 19, 2002	$4800.00	Option
1227991	Dana	10	160	Oct 19, 2002	$4000.00	Option
1229216	Dana	6	96	Oct 19, 2002	$2400.00	Option
1229217	Dana	16	256	Oct 19, 2002	$6400.00	Option
1229218	Dana	16	256	Oct 19, 2002	$6400.00	Option

1229219	Dana	12	192	Oct 19, 2002	$4800.00	Option
1229220	Dana	16	256	Oct 19, 2002	$6400.00	Option
1229221	Dana	16	256	Oct 19, 2001	$6400.00	Option
1229222**	**Dana**	**16**	**256**	Oct 19, 2002	**$6400.00**	**Option**
1229223	Dana	12	192	Oct 19, 2002	$4800.00	Option
1229224	Dana	10	160	Oct 19, 2002	$4000.00	Option
1229230*	**Dana**	**16**	**256**	Sept 21, 2005	**$6400.00**	**Option**
1229231	Dana	16	256	Sept 21, 2002	$6400.00	Option
1229232	Dana	14	224	Sept 21, 2002	$5600.00	Option
1229233	Pardo	16	256	Sept 21, 2002	$6400.00	Option
1229234	Pardo	6	96	Sept 21, 2002	$2400.00	Option
	Totals:	**226**	**3616**		**$90,400.00**	

*includes Dana Lake Area; **includes Azen Creek Area

Table 1b. Distribution of unpatented mining claims on the River Valley property – 100% PFN.

Claim	Twp.	Units	Hectares	Due	Amount	Ownership
1229380	Dana	3	48	Jul 26, 2001	$1200	PFN
1229542	Dana	6	96	May 7, 2002	$2400	PFN
1230038	Dana	12	192	May 7, 2002	$4800	PFN
1237228	Dana	8	128	May 25, 2002	$3200	PFN
1237304	Dana	12	192	Apr 13, 2002	$4800	PFN
1237305	Dana	8	128	Apr 13, 2002	$3200	PFN
1244332	Pardo	8	128	Jun 5, 2002	$3200	PFN
1244338	Dana	6	96	Jun 14, 2002	$2400	PFN
1244427	Dana	7	112	Jun 5, 2002	$2800	PFN
1244435	Dana	4	64	Jun 5, 2002	$1600	PFN

1244444	Dana	16	256	Jun 5, 2002	$6400	PFN
1244445	Pardo	8	128	Jun 5, 2002	$3200	PFN
	TOTALS:	**98**	**1568**		**$39,200.00**	

PFN = Pacific North West Capital Corp.

Optioned claims (Table 1a) are owned by Lorne Luhta (33.33%), Bob Bailey (33.34%) and Ron Orchard (33.33%), and Pacific North West Capital Corporation's (PFN) claims (Table 1b) are owned 100% by PFN; all claims (324 units) are subject to PFN's Farm-In (joint-venture) agreement with Anglo American Platinum Corporation Limited (Anglo Platinum).

Claim 1229840, shown was under dispute and is not included in the 324 units listed above. Details for this claim area s follows:

Claim	Twp.	Units	Hectares	Due	Amount	Ownership
1229840	Dana	9	144	Feb 12, 2003	$3200	PFN

CLIMATE AND LOCAL RESOURCES

Climate is temperate, with four distinct seasons, typical of the Southern Shield, and moderated by the proximity to the Great Lakes. Other than over small lakes drilling and geophysical surveys can be carried out year round from skidder roads. Drilling water is sufficient. Surface bedrock exploration can be done for about 7-8 months of the year. An environmental base line study has not been necessary to date.

Sudbury, a major mining and manufacturing city, can provide all of the infrastructure and technical needs for any exploration and development work (and mining as well, if warranted).

PHYSIOGRAPHY

The property lies at a mean elevation of about 325 metres ASL. Relief is moderate and typical of upland Precambrian Shield topography. The eastern part around Azen Creek is lower and marshy. Forest cover is mainly poplar with about 25-33% white pine regrowth.

Outcrop exposure on the property is limited to about 20% with the remaining areas covered mostly by a thin (<1 m) veneer of glacial till; locally gravel, outwash sand

and silt reach 10's of metres in thickness. Most of the area around the Dana Lake and Azen Creek areas has been logged within the past 10 years and new logging took place in the Azen Creek Area during the summer of 2000.

History

Introduction

In 1973, the Province of Ontario placed more than 110 Townships in a withdrawn area referred to as the "Temagami Land Caution" – this region was excluded from any type of resource exploration and/or development until June 1996. The River Valley Property was covered by this withdrawn area and as a result, most of the River Valley Intrusion was never explored for its PGM-Cu-Ni potential, with nearly all of the known past work concentrating along the southern contact in Crerar and Henry Townships.

Kennco Explorations (Canada) Ltd. - 1968

The earliest recorded work on the River Valley property was by Kennco Explorations (Canada) Ltd. in 1968, at which time they conducted an airborne Mag-EM survey over Janes, Davis, Henry and Dana Townships. In 1969, J.P. Patrie exposed disseminated and coarse bleb sulphide mineralization in trenches and pits that now comprise the main showings on the property. In both cases the main emphasis was on the exploration for Cu-Ni sulphide deposits. No assays were reported for PGM. Results are thus deemed not relevant to this report.

Luhta, Bailey and Orchard - 1998

Prospecting in the Dana Lake area by prospectors L. Luhta, R. Bailey and R. Orchard, (August 1998) resulted in the initial discovery of mineralization in the Dana Lake and Azen Creek areas. The first samples taken from the approximate location of the old pits and trenches assayed **581 ppb Pt+Pd** and **1599 ppb Pt+Pd**. Follow-up prospecting and sampling of old trenches and pits returned anomalous PGM values. Four samples from the South Zone (see below) assayed from **1344 ppb to 9291 ppb Pt+Pd** (avg. 5279 ppb Pt+Pd). A sample from the Road Zone (see below) assayed **1342 ppb Pt+Pd**. Subsequent to the initial work (Sept. - Oct. 1998), a grid was established to tie together the old trenches and pits and an addition 87 grab samples were assayed (see Table 5.1).

TABLE 5.1: Selected assay results from 1998 grab sampling program (reported by the prospectors)

Zone	Sample	Cu (ppm)	Ni (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)	Rh (ppb)	Total PGE* (g/t)	Total PGE* (oz/t)

Road	1071	1840	444	103	1179	2659	105	3.94	0.114
Road	1081	1040	799	43	583	2787	100	3.47	0.101
North	1043	3460	1030	206	1114	3062	105	4.28	0.124
Trench	1014	2520	502	171	1363	4641	171	6.18	0.179
Trench	1053	1980	295	161	1342	3626	150	5.12	0.148
South	1028	3230	520	202	2876	9395	369	12.64	0.366
South	1031	3880	732	285	2497	8373	274	11.14	0.323
Azen Creek	1100	3460	2000	78	792	2145	120	3.06	0.087
Azen Creek	1105	3050	1120	141	533	2107	57	2.70	0.078
South Pardo	1094	1060	204	9	91	163	15	269	0.008

*Total PGE = Pt+Pd+Rh; assays by Swastika Labs, Swastika, Ontario

Geological Setting
REGIONAL GEOLOGY

The River Valley property is primarily underlain by rocks of the River Valley Intrusion (RVI), a large Paleoproterozoic (ca. 2.56 to 2.47 Ga) intrusion that forms part of the Huronian-Nipissing Magmatic Province (HNMP) or the Huronian Metallogenic Province (HMP) (see Figure 9-1). The HMP also includes intrusive bodies such as the East Bull Lake and Shakespeare-Dunlop (Agnew Lake) intrusions (ca. 2.48 Ga) and younger intrusions (ca. 2.2 Ga) of Nipissing Diabase (gabbro), all of which are intrusive into Paleoproterozoic sedimentary rocks of the Huronian Supergroup (ca. 2.45 Ga). Northwest-trending olivine gabbro dykes of the Sudbury dyke swarm (ca. 1.2 Ga) crosscut all of the older rock types. Several northeast-trending olivine-magnetite gabbro dykes were uncovered during surface clearing at Lismer's Ridge (L1550SE) and noted during mapping on the Dana Lake Southwest grid (L600-800S and east of BL0). These dykes look very similar to the Sudbury dyke swarm gabbro and appear to fill major, northeast-trending structural features.

The East Bull Lake, River Valley and Shakespeare-Dunlop intrusions are thought to be the products of sulphide-undersaturated, low Ti, high Al, tholeiitic magmas related to Late Archean-Early Proterozoic rifting of the Superior Province and the subsequent development of the Southern Province.

Local Geology

The RVI intrudes Archean granitic plutonic rocks (alkali feldspar granite and syenite), and regionally folded migmatitic gneiss and paragneiss, but lies in fault contact

with Huronian metavolcanic and metasedimentary rocks (western edge of property). The intrusion consists primarily of leuconorite and leucogabbro with subordinate anorthosite, gabbro and pyroxenite and was originally thought to be a Late-Proterozoic anorthosite massif intruded across the Grenville Front boundary fault (Lumbers, 1973). However, recent age dating and current mapping confirms that the RVI is in fact part of the East Bull Lake suite of mafic layered intrusions.

The RVI covers more than 100 km^2 and lies adjacent to, and straddles the Grenville Front within the Grenville Province and the Grenville Front Tectonic Zone (GFTZ). The GFTZ represents a complex zone, several kilometres wide and consisting of generally southeast-dipping imbricate thrust faults. In the area of the River Valley property, the GFTZ is located along the westernmost edge of the claims where it is represented by a system of eastward-dipping (10-25°) thrust faults. This fault system separates the intrusive rocks of the RVI from younger sedimentary and intrusive rocks of the Huronian Supergroup (includes Nipissing Diabase). It is likely that intrusive rocks of the RVI interdigitated within Huronian rocks along the fault-bound western contact.

Within Pardo Township, a north-trending apophysis of the RVI is in fault (?) contact with older (Archean Superior Province) mylonitic granitic rocks. In Dana Township the western boundary is in fault contact with rocks of the Southern Province, and the eastern and northern boundaries are in igneous contact with Archean migmatite and paragneiss of the Superior Province. The eastern and northern boundaries were previously mapped as being in contact with rocks of the Grenville Province (cf. Lumbers, 1973).

The RVI can be separated into two main areas on the basis of structural coherence and preservation of primary igneous features such as contacts and layering. The ***eastern part*** *of the RVI, located primarily in Dana and Crerar Townships, is represented by the best preserved portions of the intrusion and as such the most prospective areas for discovery. PFN's River Valley property covers about 40% of this area including about 10 km of highly prospective northern igneous contact. Further to the west, in Henry, Janes, Loughrin, Street and Awrey Townships, the geology of the* ***western part*** *of the RVI is complicated by the effects of Grenville metamorphism. In this area the rocks are attenuated, folded and structurally modified such that most of the primary features are absent.*

Metamorphic grade *within the RVI ranges from greenschist to amphibolite facies in the west (Dana Lake), greenschist to lower amphibolite in the east-northeast and middle amphibolite (Lismer's Ridge) or higher metamorphic grades in the southern portions. In the immediate area of the River Valley property, rock textures are largely well preserved showing evidence of greenschist to lower amphibolite facies metamorphism. Localized (<200 m wide) mylonitic deformation zones (trending about 30°) cut through the main body of the RVI at fairly regular intervals ranging from 700 m to about 1 km between deformation zones. Other east-west trending mylonite shears cut*

through the intrusion in the northeast part of the intrusion, near the Pardo-Dana Township line.

The Sturgeon River Deformation Zone, a major northwest trending feature located in the southern part of Dana Township and the northern part of Crerar Township, appears to separate RVI rocks of slightly higher metamorphic grade to the south from rocks of relatively lower metamorphic grade to the north.

Property Geology

The River Valley property as mapped by PFN, includes three main mineralized areas with anomalous PGM-Cu-Ni sulphide mineralization: the Dana Lake Area, Lismer's Ridge, and Azen Creek Area.

The ***Dana Lake Area*** *of the River Valley property lies within a north-trending portion of the River Valley Intrusion (RVI) (see Figure 6-1). This region of the RVI likely represents an offshoot of the main intrusive body and appears to be an up-thrust and rotated portion of the intrusion. In its current position, the Dana Lake Area represents a lower stratigraphic position in the intrusion that is now oriented sub-vertical relative to its original, near-horizontal position. The basal contact of the intrusion undulates in both the horizontal and vertical direction and this undulation is probably a primary igneous contact feature. However, the area has been structurally disturbed with evidence for dip-slip, strike-slip and rotational displacement on the centimetre to metre scale. Steeply dipping (>80°), decimetre- to metre-scale, modally layered rocks of the River Valley intrusion overly the contact-related, mineralized breccia unit and are truncated along the western edge of the intrusion by the Grenville Front Fault.*

Located about 1.3 km southeast of the Dana Lake Area, ***Lismer's Ridge*** *appears to be located within a similar geological setting to that of the Dana Lake Area with the major geological units dipping steeply (70-90°) to the southwest. However, unlike the Dana Lake Area, a much thicker stratigraphic section exists above (south to southwest) the mineralized breccia unit. In contrast to the Dana Lake Area, the rocks that are exposed at Lismer's Ridge are generally more foliated and contain a higher proportion of chlorite-actinolite.*

The ***Azen Creek Area****, located about 6 km southeast of the Dana Lake Area (see Figure 4-2), appears to be situated stratigraphically higher (south) in the intrusion than the mineralized breccia at the Dana Lake Area and at Lismer's Ridge. In general, the rocks of the RVI in this area appear to dip shallowly (<60°) toward the south-southeast.*

Igneous Stratigraphy

On the basis of surface mapping and diamond drilling at the Dana Lake and Lismer Area, PFN geologists have determined an idealized igneous stratigraphy. It

comprises five major units, from the layered rocks of the RVI in the west, to the igneous basal contact of the intrusion to the east):

1. ***Layered Sequence****: units of massive pyroxenite to anorthosite, forming the bulk of the RVI; layering is poorly developed but where present is near vertical.*

2. ***Inclusion-bearing Zone****: 1.71 - 98.5 m wide; scattered, elevated PGM values; mainly leucogabbro-gabbro fragments (<20% volume) with either fine-grained mafic matrix or medium-grained felsic matrix; fragments are generally larger (decimetre to metre scale) than those in the Breccia Zone.*

3. ***Breccia Zone****: 11.5 - 193 m wide; elevated PGM values (main zone); mainly gabbro-melagabbro fragments (>20% volume) with fine- to medium grained mafic matrix; fragments are generally small (centimetre to decimetre scale).*

4. ***Boundary Zone****: 0-10 m wide; also referred to as footwall breccia; where present, consists of country rock (Archean paragneiss/migmatite) mixed with River Valley intrusive rocks.*

5. ***Country Rock****: Footwall or hangingwall Archean paragneiss-migmatite-gabbro and possibly Huronian sedimentary rocks.*

There is outcrop-scale evidence (discontinuous leucosome in paragneiss) of migmatization of the host paragneiss, as a result of the heat of intrusion. The mineralized (>500-1000 ppb combined Au, Pt and Pd) portion of the breccia unit, which hosts the main mineralized zone, occurs within about 40 m of the intrusive contact.

DMBW examined outcrops and trenches of the Dana Lake and Azen Creek areas in July.

Exploration

PFN 1999

In 1999, Pacific North West Capital Corp. (PFN) optioned the Luhta, Bailey and Orchard claims and with joint-venture partners Anglo American Platinum Corporation Ltd. (Amplats) subsequently completed an approximately $350,000 surface exploration program.

The Phase I program - July 1st to December 15th - included: 1. Establishing detailed and regional exploration grids; 2. Regional prospecting and sampling; 3. Grid prospecting and sampling; 4. Preliminary geological grid mapping (1:1000 scale); 5. Stripping and cleaning of selected outcrop areas; 6. Detailed sampling (2.5 x 2.5 m grid) of cleaned outcrop areas; 7. Preliminary mapping (1:250 scale) of cleaned outcrop areas; 8. Orientation biogeochemical survey in area of South and Trench zones; 9.

Orientation Induced Polarization (14.91 km) and magnetometer (25.73 km) geophysical surveys; and 10. Assaying for PGE, Ni, Cu and Au.

PFN 2000

In 2000, Pacific North West Capital Corp. and joint-venture partners Anglo American Platinum Corporation Ltd. completed an approximately $1,650,000 Phase II surface exploration program as follows:

- *Expanding detailed and regional exploration grids to cover approximately 50% of the northern intrusive contact;*
- *Regional prospecting and sampling;*
- *Grid prospecting and sampling;*
- *Geological grid mapping (1:1000 scale);*
- *Stripping, cleaning, detailed outcrop sampling at 2.5 m centres (2.5 m x 2.5 m grid) and mapping (1:250 scale) of selected outcrop areas at the Dana Lake Area and Lismer's Ridge;*
- *Induced polarization and magnetometer geophysical surveys covering the contact region in Pardo Township (4.5 km), Dana Lake Area (11.73 km), Lismer's Ridge and Varley (23.38 km), Azen Creek Area (12.3 km) and Jackson's Flats (2.05 km);*
- *Borehole induced polarization surveys on selected holes in the Dana Lake "North" area (north of and including L5+00N);*
- *A preliminary comparative matrix versus inclusion study at Dana Lake Area;*
- *A Phase I core drilling program, totalling 2,000 m in 13 holes (Dana Lake Area);*
- *A Phase II core drilling program totalling 2,820.8 m in 14 holes (Dana Lake Area);*
- *A Phase III core drilling program totalling 1,958.5 m in 13 holes (10-Dana Lake; 3-Lismer's Ridge); and,*
- *GPS surveys covering the claim boundaries, the drill hole collar locations, and main topographic and cultural features at the Dana Lake Area and Lismer's Ridge.*

Assaying of all surface sawn rock cuts and 100% of drill core, which was sawn, for Au, Pt,Pd, Ni, Cu and selected ones for Rh. Also 30 element ICP analysis of many samples.

PFN 2001

Following consultation with Anglo Platinum, a $2 million CDN Phase IV exploration program was implemented for the project budget year November 1, 2000 - October 31, 2001. Drilling resumed in February 2001 and temporarily halted on March 22 2001. It resumed on May 14 and terminated July 25, 2001. Drilling targeted the Dana North, Dana South and Lismer's Ridge Zones.

By September 26, 2001 all assay data from 98 drill holes completed in this program had been released by PFN.

PFN also carried out substantial additional Surface Exploration on the property and reported on October 1, 2001 that two new PGM showings were discovered at Banshee Lake and Jackson's Flats. DMBW have not reviewed any of this data as it is beyond the scope of this report.

General

- *A mineral resource was not previously known, or reported, nor has there been any production.*

- *The PFN surface sampling and core drilling has outlined extensive PGE mineralization. The Phase IV drilling was completed July 25,2001 having met its objectives. Final assays for all 138 holes were released on September 26, 2001.*

All of the surveys and investigations have been carried out by independent contractors hired by PFN.

Mineralization

The River Valley project includes three main areas of PGM-Cu-Ni sulphide mineralization: Dana Lake Area, Lismer's Ridge, and Azen Creek. ***Dana Lake****, located within the northwest corner of the claim group, consists of 7 main areas from north to south: L700N, L600N, Road Zone (includes Road Zone east), North Zone (includes North Zones 1, 2 and 3), Central Zone, Trench Zone and South Zone (the zones are shown on Figure 6-3). These seven zones of PGM-Cu-Ni mineralization extend intermittently over a strike length of >900 m. The first six are now combined as* ***Dana North Zone*** *and seventh as* ***Dana South Zone****. At* ***Lismer's Ridge****, surface mineralization is intermittently exposed over a NW-SE strike length of greater than 800 m, where it occurs within a similar geological environment to the Dana Lake Area.*

At the ***Azen Creek*** *Area, located about 6 km southeast of the Dana Lake Area, breccia-hosted mineralization is exposed in outcrop, located about 200 m south of the*

intrusive contact. The mineralization at the Azen Creek Main showing represents a different style of mineralization than at Dana Lake Area or Lismer's Ridge in the hanging wall in a setting akin to Mustang Minerals Ltd. / Implats mineralization on the adjacent property to the south.

Exploration of the River Valley property from 1999 to 2001 has shown that PGM mineralization (Pt+Pd+Au±Rh) exceeding 200 ppb PGE occurs extensively within a sequence of felsic to mafic magmatic breccias and fragment-bearing units that have been intermittently exposed and drill-tested along a prospective +10 km long intrusive contact.

Drilling and Trench Geology and Mineralization

On the basis of surface mapping and diamond drilling in the Dana Lake Area and at Lismer's Ridge, a consistent igneous stratigraphy has developed that consists of five main subdivisions (from west-southwest to east-northeast). These have been remained in drill core as:

Rock Unit	***Legend***
1. Layered Sequence	*Leucogabbro (LU)*
2. Inclusion-Bearing Zone	*Inclusion Bearing Gabbro (IBZ)*
3. Breccia Zone	*Breccia (BZ)*
4. Boundary Zone	*Boundary Zone (BZ)*
5. Archean migmatite/paragneiss	*Footwall (FW)*

This sequence is nearly consistent for >900 m at the Dana Lake Area and is also present at Lismer's Ridge where it is intermittently exposed for >800 m. The Boundary Zone or footwall breccia is best developed in the cleared areas at Lismer's Ridge relative to the Dana Lake Area. The Inclusion-Bearing Zone (1.65-98.50 m) is variably mineralized and has scattered, elevated PGM values. Although individual values of >5 g/t 3E (3E = Au ppb + Pt ppb + Pd ppb, 4E = 3E + Rh ppb) occur in this zone, assays are generally <200 ppb 3E.

The Breccia Zone (11.50-193.05 m), which includes the main mineralized gabbro breccia, has relatively consistent elevated PGM values and occurs within about 40-50 m of the intrusive contact with Archean paragneiss and migmatite. Individual assays as high as 15.43 g/t 3E over 0.5 metres (RV00-10) and 17.52 g/t 3E over 1.5 metres (DL-03)come from the this breccia with intervals of >60 m averaging >750 ppb 3E. Work to date, suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone.

The majority of sulphide mineralization occurs as magmatic sulphide grains that are primarily disseminated and bleb textured, with subordinate net-textures. Principal sulphide minerals are chalcopyrite, pyrrhotite, and pentlandite with subordinate pyrite, cubanite and bornite. Sulphide contents generally range from 1-5% total sulphide but

can be as high as 10% when occurring as localized clusters of disseminated and bleb sulphide. There is a moderate correlation between patches of blue-grey quartz, elevated biotite contents and PGM-bearing sulphide mineralization.

The mineralized gabbro breccia unit at the Dana Lake Area differs from that at Lismer's Ridge in several ways: 1) Mafic rocks at Lismer's Ridge commonly appear moderately foliated due to the higher proportion of rod like minerals such as actinolite, chlorite and biotite; 2) There is a higher proportion of visible chalcopyrite relative to pentlandite + pyrrhotite at Lismer's Ridge and much of the chalcopyrite has been re-crystallized along foliation planes; 3). Blue quartz is not as prolific within the mineralized breccia at Lismer's Ridge. These differences are likely the result of a slightly higher metamorphic grade at Lismer's Ridge and possibly some shearing and/or serpenitization.

Drilling

INTRODUCTION

Drilling of 138 holes has been carried in four phases between February 28 and July 25, 2001. Complete assay data for 22791.74 metres in these holes has been released and reviewed for this Resource Estimate Report. Drilling services were supplied by NDS Drilling of Timmins, Ontario under contact to PFN. Two drills were used on a double shift. All core produced was of NQ diameter.

Drilling has to date been focussed on the Dana Lake Area in which seven main surface and subsurface mineralized zones have been discovered by PFN. From north to south, as designated by PFN, they are:

L700N, L600N, Road Zone (includes Road Zone east), North Zone (includes North Zones 1, 2 and 3), Central Zone, Trench Zone and South Zone (see Figure 6-3).

These seven zones of PGM-Cu-Ni mineralization represent a strike length of more than 900 m and provide the target region for the Phase I, II, III and IV drilling programs. Plans showing the locations of the Dana North and Dana South drill holes are on Figures 7-1 and 7-2 respectively. A plan of the Lismers' Ridge area showing the Phase III and IV drill holes with respect to the local grid is shown on Figure 7-3. A summary of each phase of drilling is as follows:

***Phase I:** This was completed between February 28 and March 19, 2000. It consisted of 2000 m in 13 holes and was designed to test the strike and depth of the known surface mineralization at the Dana Lake Area. In addition, the drill program was aimed at testing the correlation between induced polarisation anomalies and subsurface sulphide mineralization.*

Phase II: *This was completed between June 12 and July 18, 2000. 2820.8 metres were drilled in 14 holes to further test the strike and depth of known surface mineralization at the Dana Lake Area.*

Phase III: *This was completed between September 6 and 25, 2000 and consisted of 1958.50 metres in 13 holes. The program was designed to further test the strike and depth of known surface mineralization at the Dana Lake Area, and to provide an initial test of subsurface mineralization at Lismer's Ridge.*

Phase IV: *A total of 31 drill holes were completed from February 1 to March 22, 2001 when the program was temporarily shut down for data consolidation. The program resumed May 14th and 67 more holes were completed by July 25th. Assay results for the last 14 holes of the total of 98 holes (16012.44 metres) were released September 26, 2001.*

This program was designed to increase drill density on the Dana North, Dana South and Lismer's Ridge Zones, thus improving the confidence level, so that an indicated mineral resource could be estimated.

An additional drilling program is currently in progress. This Phase 5 program is expected to include a minimum 20,000m diamond drill program and is expected to be completed by the end of May 2002.

General

The reported mineralized core intervals for the Dana North and Lismer's Ridge drill holes are very close to true width, as the holes were drilled normal to the strike of the zone.

In Dana South where several holes were drilled oblique to the strike, the reported mineralized core interval for each hole represents more than true with. PFN previously inserted a cautionary note in a press release explaining this and subsequently drilled 12 holes normal to the strike in the recent program.

No corrections have been made, nor are necessary, to the reported lengths of mineralization as DMBW has determined the overall zone geometry by outlining the geology and grade shells for the resource estimate.

Sampling and Analysis

ANALYTICAL PROCEDURES - PRIMARY LABORATORY

All grab samples, detailed saw cut samples and diamond drill core samples were submitted to XRAL Laboratories, Rouyn-Noranda, Quebec, and assayed for Pt, Pd, Au,

Cu and Ni. Samples from the Phase I surface program and the Phase I drilling program were also assayed for Rh.

At the laboratory all shipments are unpacked and arranged in numeric order. All rock and drill core samples are first crushed such that 90% of the sample passes a 10 mesh screen. All crusher rejects are stored for the client. The crushing equipment is cleaned with air and/or brush between samples. After crushing all samples are pulverized such that 80% passes a 200 mesh screen. As before all equipment is cleaned with air between samples.

Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with aqua regia, and measurement with a DCP (direct current plasma) finish. Lower limits of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by DCP. Concentrations of Cu-Ni were determined by ICP methods and generally have lower limits of detection of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%. Rhodium concentrations were determined using an arrested cupellation method that utilises standard lead fire assay techniques with an ICP-MS finish; lower limit of detection for Rh is 30 ppb. A silver inquart is used during the fire assay procedure.

Check Assaying Procedures (Phases I, II & III)

Table 8-1 gives a summary of samples that have been submitted for check assaying. The main laboratory used for check assaying is Accurassay Laboratories of Thunder Bay, Ontario. A smaller number of samples have been submitted to Bondar Clegg Laboratories in Val d'Or, Quebec.

A total of 140 of 4,953, or 2.8 %, of samples from surface exploration programs have been subjected to check assay analysis. A total of 1036 of 4,968, or 20.87%, of diamond drill samples from Phases I, II and III have been subjected to check assay. Of these 171 were rejects and the balance were pulps. This is an above average achievement in DMBW's opinion.

In terms of PGE analysis, XRAL Laboratories performs a check assay on every 10th sample during an analytical run. This duplicate data is not reported on the PGE assay certificate and at the time of writing the duplicate data was being compiled by XRAL. However, previous check samples from drill core samples (see Phase I and II drill program reports) yielded results that were generally in agreement (<25% difference) with original core sample concentrations and therefore, no check assays were completed for Pt-Pd-Au from any of the surface grab or channel-grab samples. In terms of ICP (Cu-Ni multi-element) analysis, XRAL Laboratories performs a duplicate analysis on the first sample and then on every 12th sample after that, during the course of each analytical run. These duplicates were found to be within about 25% of the original assay

values which is considered to be in reasonable agreement and therefore, no additional check assays were completed for Cu-Ni.

Table 8-1: *Summary of check assays*

Lab	*Program*	*Number of pulps*	*Number of rejects*	*Number of Au-Pt-Pd assays*	*Number Assayed for Rh*	*Number Assayed for Cu & Ni*
Acurassay	*Ph I - surf*	*137*	*3*	*140*	-	-
Acurassay	*Ph II - surf*	-	-	-	-	-
Acurassay	*Ph I - drill*	*572*	*168*	*740*	*20*	-
Accurassay	*Ph II - drill*	*296*	-	*296*	*18*	-
Bondar-Clegg	*Ph I - drill*	*572*	*168*	*740*	-	*154*
Totals	*All Phases*	*1577*	*339*	*1916*	*38*	*154*

Security

DMBW observed the core handling and transportation from the field to the secure core shack and fenced compound, and the core sampling process and found that all procedures were carried out in a proper and workmanlike manner.

It should be stressed that all technical work is reviewed by Anglo Platinum personnel who also visit the property periodically and provide insight into interpretation and with respect to the sighting of drill holes. At their request the sample interval was reduced to 0.5 metres from 1.5 metres to match their practice on the Merensky Reef.

In DMBW's opinion this is an overly conservative practice for the mineralized zones at River Valley. For resource calculations all composites are a uniform 1.5 metres.

DMBW believes that its actions are sufficient for this mineral resource estimate.

Mineral Resource and Mineral Reserve Estimation

Introduction

This mineral resource estimate was conducted by DMBW during July and September of 2001. The three main zones, Dana North, Dana South and Lismer's Ridge were modeled independently for Pt, Pd, Au, Ni and Cu. Rhodium was also estimated for the Dana Lake zones, although less data was available than for the other elements.

A compilation and synthesis of all subsurface data from four phases of drilling, as provided by PFN, was completed by DMBW. For each of the mineralized zones a three-dimensional solids were created to use as the basis for resource calculation by block

modeling using ordinary kriging. The block modeling results were verified by comparison with grades and tonnages calculated for selected sections using a polygonal method with a 25 metre width. As a further check Au, Pt abd Pd values for the Dana South zone were estimated independently by both the inverse distance method (ID3) and ordinary kriging.

ESTIMATION AND MODELLING TECHNIQUES

All actual drill hole assay data for each of the Dana North and Dana South and Lismer zones was replotted by DMBW in local grid coordinates for all holes and sliced into a series of 1:500 scale level (bench) plans at 25 metre intervals. Assay data, showing the sum of Au+Pt+Pd (called 3E), for each sample interval was accordingly projected 12.5 m above and below each level. Rh values were excluded from the total, for uniformity, as only holes RV00-01 to RV00-27 (all drilled in the Dana North and Dana South zones) were assayed for Rh.

Vertical cross sections at the same scale and displaying the same assay information as the level plans were also plotted. The spacing of the sections varies, depending on drill density, but the majority of drilling was done on sections spaced either 25 or 50 metres apart.

Outlines of both the host breccia unit and mineralization exceeding 500ppb combined Au-Pt-Pd grade (3E) were initially hand- drawn on each vertical cross section. A minimum zone width of 5 metres horizontal UTM east–west was used as this would be the minimum mining block for pit mining. A strict 500 ppb cutoff was not always used; in some locations internal dilution was included to maintain the minimum zone width, or zone continuity, provided that the average grade interval exceeded 500ppb 3E. Mineralization outlines were extended up to 25 metres up or down dip beyond an open hole.

The geology and mineralization outlines were then transferred to the level plans as a check for internal consistency of both shells. As with the vertical sections, the mineralization outlines were projected along strike, the lesser of 25 m north and 25 m south of the horizontal trace of the drill hole for each level, or half-way to the nearest drill hole, or to 25 m beyond an open hole.

The extensive surface rock sampling of the stripped areas on the Dana Lake zone was utilized where possible to more accurately determine the outline of the mineralization between surface and the first down dip drill hole. The surface values were not used in the resource calculation however, as they are surface character samples, taken at 2.5 m intervals, not continuous channels, and thus cannot be averaged with drill assay data. The Lismer's Ridge surface assay data however, has not been tied into the drilling grid and could not be utilized.

The outlines were digitized onto AutoCad level plans and sections and imported into SURPAC and used to construct 3D solid models, firstly of the host breccia zones ands secondly, within these breccia zones, 3D solid models of the mineralized zones.

Five-metre, down hole composites were then generated from the intervals within the breccia zones for each area. This data was then used for statistical analysis and variography. Semi-variograms were constructed for each element in the down hole direction to establish any nugget effect and analyze spatial variability. Directional semi-variograms were then modeled using a pairwise-relative transformation to determine any anisotropy. Nugget, sill and range values obtained from this study were used to establish search ellipses and kriging parameters for block model interpolation.

Computer block models were created for each of the three areas with a block size of 5x5x5 m as five metres was selected as a minimum selected mining and bench height for a bulk-tonnage mining operation. Five-metre downhole composites were again generated for the intervals within each interpreted mineralized zone to be used in the grade interpolation. All three areas contained multiple mineralized zones and these were modeled independently using only the composites falling within the separate zone.

Grades for Au, Pt and Pd were interpolated using ordinary kriging with separate calculations performed for each element and each mineral zone. Grades for Ni, Cu and Rh were interpolated using the ID^3 *method.*

Cut-off Parameters

The cut off parameter used for reporting block model statistics within mineralized zone constraints was a combined Pt+Pd grade. The resources within each zone were calculated for cutoffs ranging from 0.0 to 1.5 g/t Pt+Pd (PGE), not 3E.

Tonnage Factor

Specific gravity values were calculated for 96 samples of drill core from within the breccia and mineralized zones. Samples consisted of 0.5 metre intervals of NQ size core. They were submitted for testing to XRAL in Rouyn, Noranda between late July and mid August. The specific gravity results ranged from 2.66 to 3.04, with the exception of one extreme value of 4.74 which was considered to be an erratic and was eliminated from the data set. Both the mean and median specific gravity values for all other samples in the data set were 2.89 and this was used for tonnage calculations. There was no relationship found between grade and specific gravity.

Classification of Resources

Resource classification used in this study conform to the following CIMM definitions:

Measured Mineral Resource

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

For this resource estimation, measured and indicated blocks are those blocks within the zone constraints that are located at most at a distance equal to 75% of the variogram range from at least 3 composites. The measured portion of the 'measured and indicated' resource was not estimated because it was considered of little relevance at this stage of exploration.

Blocks within the zone, constraints which did not meet the specifications for the 'indicated' category were classified as 'inferred'. Almost all blocks within the Dana Lake zone constraints met the specifications for the 'indicated' classification.

Cross validation was carried out to test the suitability of the fitted variogram models for each zone. This involves kriging of the composite data and comparing the results with actual values. The summary statistics of the kriging errors as shown in the following Table 11-1 gives the variance of the actual kriging errors along with the theoretical kriging variance. If the variogram model is a good model for the data set

used, then these two values will be within 15% of each other. The mean of the actual kriging errors should be very close to zero. Finally, the percentage of the kriging errors within two standard deviations of the mean should be about 95%, indicating that the spread of kriging errors is not very large.

Table 11-1: *Summary statistics of kriging errors for Pd for Dana Lake Zone*

	Dana South	Dana North
Mean	0.0103	0.0168
Variance	0.5034	0.2422
Std. Deviation	0.7095	0.4921
Avg. Sq. Error	0.5027	0.2421
Weighted Sq. Error	0.5066	0.2417
Skewness	-2.3198	-2.4523
Kurtosis	22.1967	15.7612
No. of Assays	683	747
Avg. Krig Variance	0.5942	0.2973
% of Errors w/in 2 StDev	95.46	95.85

Reasonable validation results were achieved for Au, Pt and Pd and these elements were estimated by ordinary kriging using Surpac software. Initial modeling of variograms for Rh, Ni and Cu was also carried out but the validation was less than satisfactory for these elements, probably due to the very low concentrations and small variance. Since the base metals had relatively even distribution throughout the mineralized zones, the block grades were interpolated using an Inverse Distance to the power of 3 (ID3). The same method was used for Rh where partial assay information was available in the Dana Lake area. The search parameters for the ID3 interpolations were derived from variogram analysis and were similar to those used for the kriging estimations.

Mineral Resources of the River Valley PGM Project

Dana North Zone

Zone Geometry and Continuity

The Dana North Zone has been tested by a total of 51 drill holes over a strike length of 850 metres and a vertical distance of 230 metres (from ~325 metres ASL down to 100 metres ASL). Drilling was carried out on thirteen east-west oriented sections and three sections oriented at 045°. A total of 33 holes were oriented 090°, 5 holes were oriented at 270°, 2 holes were oriented at 000°, 7 holes were oriented at 045° and the remaining 4 were oriented between 060° and 080°. All holes were drilled at a dip of -45° except for three, which were drilled at dips of -70° to -90°.

Mineralization is contained almost entirely within the Breccia unit. This unit has the form of a planar to irregularly planar sheet with a mean strike of N35W that dips steeply to the west and is locally vertical. Its thickness varies between 40 and 100 metres with thicknesses between 60 and 80 metres being most common. A representative cross section (435N) and level plan (250m elev.) for the Dana North zone, showing breccia and mineralization outlines and block model grades are in the map pockets at the back of this report.

Structurally the zone is disrupted by at least one northeast trending fault, which occurs between 550N and 600N near the north end of the block model. Most level plans indicate small amount of dextral movement along the structure. More faults may be present but offset was not apparent in plan or section.

Mineralization at a 500 ppb 3E cutoff occurs as an irregular sheet with widths varying from 5 to 40 metres. The mineralized zone shows excellent continuity on strike and to depth. Of the 850 metres strike length tested to date drilling indicates continuity of mineralization over approximately 500 metres. Further strike continuity may be established by additional drilling.

Statistics

The Dana North Zone has a slightly lower Pd/Pt ratio than Dana South and the mean grades for Au, Pt and Pd are also lower. Decile analysis showed that, although the upper decile exceeded 40% contained metal for both Pt and Pd, the upper percentile was below 10% and thus no capping of grades was necessary. Statistics for the down hole composites for the Dana North Zone are shown Table 12- 1.

Table 12-1: *Statistics for Dana North Zone composites (precious metals in g/t, base metals in %)*

Elem	n	min	max	Median	Mean	Variance	StDev	Coef.Var	Skew
Au (g/t)	317	0.003	0.300	0.054	0.068	0.002	0.048	0.703	1.671
Pt (g/t)	317	0.023	1.321	0.250	0.334	0.064	0.252	0.755	1.482
Pd (g/t)	317	0.032	4.351	0.683	0.990	0.694	0.833	0.841	1.472
Rh (g/t)	162	0.010	0.152	0.028	0.035	0.001	0.023	0.657	2.098
Ni (%)	317	0.003	0.055	0.020	0.021	0.000	0.010	0.464	0.651
Cu (%)	317	0.005	0.688	0.094	0.106	0.004	0.063	0.594	3.103

Semi-variograms in the predominant down hole direction (-45° towards 090°) for Pt, Pd and Au showed nested spherical structures with shorter maximum ranges than Dana South. Directional pairwise relative variograms) did, however, reveal significant anisotropy with the longest range, of approximately 75 metres, along the trend of the zone and in the vertical direction.

Resource Estimate Dana North

A flattened search ellipse oriented NW-SE was used for kriging of Au and PGE grades and for Inverse Distance Cubed interpolation of Rh and base metals. The maximum search range was 56 metres (75% of the maximum variogram range) with a major/minor axis ratio of 1.6. Since all but a few blocks (representing some 8,000 tonnes of material) met the criteria for the measured and indicated classification, an inferred category was not calculated for the Dana North zone. The grade for Rh was based on fewer assays than the other elements and is, therefore, considered less reliable. The estimated resources for the Dana North Zone, at different cut-offs, are given in Table 12-2. Grade and tonnage curves for the same cut-offs are shown on Figure 12-4.

Table 12-2: *Dana North Measured & Indicated Resource*

Cutoff g/t PGE	Tonnes above cutoff	Au g/t	Pt g/t	Pd g/t	Rh * g/t	Ni %	Cu %	PGE g/t	3E g/t	Au Cont.	Pt Cont. oz	Pd Cont.	3E Cont. oz
0.0	5,345,416	0.070	0.344	1.026	0.035	0.021	0.108	1.370	1.440	12,030	59,120	176,327	247,477
0.5	5,319,858	0.070	0.345	1.029	0.035	0.021	0.108	1.374	1.445	12,051	59,031	176,035	247,117
0.6	5,197,575	0.071	0.350	1.044	0.036	0.021	0.108	1.393	1.465	11,901	58,414	174,443	244,758
0.7	5,005,435	0.072	0.356	1.066	0.036	0.022	0.110	1.422	1.494	11,636	57,308	171,502	240,446
0.8	4,732,149	0.074	0.365	1.096	0.037	0.022	0.111	1.461	1.534	11,223	55,515	166,705	233,443
0.9	4,351,572	0.076	0.377	1.137	0.038	0.022	0.113	1.514	1.589	10,586	52,701	159,070	222,358
1.0	3,928,774	0.078	0.390	1.184	0.038	0.022	0.116	1.574	1.652	9,852	49,262	149,555	208,669
1.1	3,587,934	0.080	0.401	1.223	0.039	0.023	0.118	1.624	1.704	9,208	46,208	141,108	196,524
1.2	3,272,111	0.082	0.410	1.259	0.039	0.023	0.120	1.669	1.751	8,599	43,172	132,457	184,228
1.3	2,887,922	0.084	0.422	1.303	0.039	0.023	0.123	1.725	1.809	7,820	39,219	120,970	168,010
1.4	2,489,870	0.087	0.435	1.350	0.040	0.024	0.126	1.785	1.872	6,963	34,855	108,044	149,863
1.5	2,072,446	0.090	0.450	1.403	0.040	0.024	0.130	1.853	1.943	5,997	29,984	93,483	129,463

Rh grade based on partial assay information

Polygonal Check

A polygonal (nearest neighbor) check of the block model was carried out using section 435N. A comparison of polygonal and block model (ordinary kriging) results is given in Table 12-3. The slice of the block model used extends from 425N to 450N. The cut-off used for both estimates is 0.5 g/t combined Pd, Pt and Au.

Table 12-3: *Comparison of Block Model (kriged) results to Polygonal Results for Section 435N, Dana North Zone.*

	Tonnes	Au (g/t)	Pt (g/t)	Pd (g/t)	3E (g/t)	Kg 3E
Block Model	519,703	0.083	0.427	1.335	1.845	958.9
Polygonal	510,582	0.088	0.459	1.432	1.979	1010.4
% Difference	-1.75	+6.02	+7.49	+7.27	+7.26	+5.37

The polygonal estimate shows a slightly lower tonnage and slightly higher values as would be expected for this method.

Discussion

Analysis of Table 12-2 and Figure 12-4 show that there is a natural break in both tonnage and grade at a cutoff grade of about 0.8 g/t PGE rather than 0.5 g/t PGE.

Dana South Zone

Zone Geometry and Continuity

This zone lies 600 metres south and east of Dana North. The Dana South zone has been tested by 40 drill holes over a strike length of approximately 250 metres and to a vertical depth of approximately 230 metres (from 300m to 70 metres ASL). A total of 28 drill holes were drilled at an orientation of 090° on five east-west oriented vertical sections spaced 25 metres apart. The remaining 12 holes were drilled at an orientation of 045° on 6 vertical sections spaced 25 metres apart at the south end of the zone. Holes drilled from both orientations overlap over approximately 75 metres of strike length. All holes were drilled at a dip of -45°.

A majority of mineralized samples in the Dana South zone are contained within the Breccia Zone, with scattered values occurring in the Inclusion Bearing Breccia and Boundary Zone. The Breccia Zone in this area occurs as an irregular sheet, as would be considered typical for an intrusive breccia, that ranges in thickness from 20 to 60 metres. Most of the irregularity is along strike, giving the appearance in plan of folding. The unit has a consistent vertical to steeply easterly dipping orientation. A representative cross section (175S) and level plan (200m elev.) for the Dana South zone, showing breccia and mineralization outlines and block model grades are in the map pockets at the back of this report.

Structurally the zone is offset by a north-easterly trending, moderately south-easterly dipping normal fault with apparent sinistral displacement. The precise net slip vector is not known but movement is estimated from level plan and section to be between 40 and 80 metres.

Mineralization at a 500 ppb cut off occurs within the Breccia Zone as irregular sheets and pods. These range in thickness from less than 5 metres to 35 metres in thickness, often averaging approximately 20 metres. Continuity along strike varies from approximately 30 metres to over 150 metres. Similarly, continuity in the vertical direction can be demonstrated on vertical section to range from 20 metres up to 200 metres. A majority of the mineralized material is contained within two or three irregular sheets that approach the larger dimensions.

Statistics

Dana South Zone was the most densely drilled of the three zones. A fault structure dipping moderately to the southeast separates the deposit into two main portions. Decile analysis of the raw drill hole assays showed that only Pd had an upper decile exceeded 40% contained metal. Since the upper percentile was below 10% no capping of grades was deemed necessary. The statistics on the downhole composites within the Dana South Zone shown in table 12-4:

Table 12-4: *Statistics for Dana South Zone composites*

Elem	n	min	Max	Median	Mean	Variance	SD	Coef. Var	Skew
Au	356	0.004	0.367	0.056	0.072	0.003	0.056	0.779	1.774
Pt	356	0.012	3.033	0.282	0.384	0.116	0.341	0.887	2.366
Pd	356	0.021	7.277	0.948	1.309	1.394	1.181	0.902	1.612
Rh	181	0.000	0.294	0.034	0.044	0.001	0.035	0.802	2.565
Ni	356	0.003	0.077	0.019	0.021	0.000	0.011	0.526	0.900
Cu	356	0.003	0.462	0.101	0.112	0.005	0.069	0.611	1.107

Semi-variograms in the predominant down hole direction (-45° towards 090°) (see Figure 12-5) for Pt, Pd and Au showed nested spherical models with short range structure of approximately 10 metres and longer range structure of 47-50 metres. Directional pairwise-relative semi-variograms showed no significant anisotropy in the vertical or horizontal planes (see Figures 12-6 and 12-7).

Resource Estimate Dana South

A spherical search ellipse with maximum range of 40 metres was used for block model interpolation for the measured and indicated classification. Pt, Pd and Au were interpolated by ordinary kriging with a minimum of 3 composites required to calculate a block value. Rh and base metals were interpolated by the Inverse Distance Cubed method. The zones on either side of the fault were interpolated independently using only the composites falling within them. Only 1% of the blocks within the zone constraints were beyond the boundaries of the search ellipse or didn't meet the required number of 3 composites within the range. Since this volume represented fewer than 30,000 tonnes of material, an inferred category was not calculated for the Dana South zone. The grade for Rh was based on only about half the number of composites and is, therefore, considered less reliable. About 15% of the blocks were not assigned Rh grades. The estimated resources for the Dana South zone, at different cut-offs, are shown in Table 12-5. Grade and tonnage curves for the same cut-offs are shown on Figure 12-8.

Cutoff g/t PGE	*Tonnes above cutoff*	*Au g/t*	*Pt g/t*	*Pd g/t*	*Rh * g/t*	*Ni %*	*Cu %*	*PGE g/t*	*3E g/t*	*Total oz PGE*	*Au Cont.*	*Pt Cont.*	*Pd Cont.*	*3E Cont. oz*
0.0	2,882,23	0.071	0.385	1.291	0.037	0.021	0.112	1.676	1.747	155,308	6,579	35,676	119,632	161,887
0.5	2,851,21	0.071	0.388	1.301	0.038	0.021	0.113	1.689	1.761	154,861	6,542	35,578	119,283	161,403
0.6	2,800,72	0.072	0.393	1.317	0.038	0.021	0.114	1.710	1.782	153,960	6,498	35,357	118,603	160,458
0.7	2,734,70	0.073	0.398	1.337	0.039	0.021	0.115	1.735	1.808	152,574	6,432	35,013	117,561	159,006
0.8	2,622,76	0.075	0.407	1.370	0.040	0.022	0.117	1.777	1.852	149,864	6,306	34,351	115,513	156,170
0.9	2,512,53	0.076	0.416	1.402	0.041	0.022	0.119	1.818	1.894	146,859	6,165	33,628	113,231	153,023
1.0	2,360,81	0.078	0.428	1.445	0.042	0.022	0.121	1.874	1.952	142,205	5,940	32,492	109,714	148,145
1.1	2,195,72	0.080	0.441	1.494	0.043	0.023	0.124	1.935	2.016	136,632	5,680	31,143	105,489	142,312
1.2	2,030,18	0.083	0.455	1.545	0.044	0.023	0.126	1.999	2.082	130,506	5,403	29,669	100,837	135,909
1.3	1,891,32	0.085	0.466	1.589	0.044	0.023	0.128	2.055	2.139	124,939	5,153	28,343	96,596	130,092
1.4	1,747,23	0.087	0.478	1.634	0.045	0.024	0.131	2.113	2.199	118,680	4,875	26,865	91,815	123,556
1.5	1,598,66	0.089	0.491	1.683	0.046	0.024	0.133	2.174	2.263	111,740	4,574	25,237	86,503	116,314

Table 12-5: *Dana South Measured & Indicated Resource*

** Rh based on partial assay information*

Polygonal Check

A polygonal check of the block model was carried out using section 175S and the same cut-off grade of 0.5 g/t 3E. A comparison of polygonal and block model results is given in Table 12-6. The slice of the block model used extends from 165S to 190S.

Table 12-6: *Comparison of Block Model (kriged) results to Polygonal Results for Section 175S, Dana South Zone.*

	Tonnes	***Au (g/t)***	***Pt (g/t)***	***Pd (g/t)***	***3E (g/t)***	***kg 3E***
Block Model	*628,891*	*0.078*	*0.409*	*1.348*	*1.835*	*1154.0*
Polygonal	*591,529*	*0.088*	*0.464*	*1.546*	*2.100*	*1242.2*
% Difference	*-5.94*	*+12.82*	*+13.45*	*+14.67*	*+14.44*	*+7.64*

As with the polygonal check for Dana North these results show the show same trend to lower tonnes and higher grade and, although the respective differences appear

to be a little wide, they are acceptable. The differences can be explained by rapidly changing geometry of the 3D solid with respect to adjacent sections and the location of high-grade drill intersections relative to the 25 metres slice of the model that was used for a comparison.

Inverse Distance Check

A second check of the block model results was made by doing a second interpolation but using an inverse distance method (ID3). A comparison of the two interpolation methods is shown in Table 12-7. The slice of the block model used extends from 165S to 190S.

Comparison of block model results for ordinary kriging versus the inverse distance method (ID3) for Section 175S, Dana South Zone.

	Tonnes	***Au (g/t)***	***Pt (g/t)***	***Pd (g/t)***	***3E (g/t)***	***kg 3E***
Ordinary kriging	*628,891*	*0.078*	*0.409*	*1.348*	*1.835*	*1154.0*
Inverse distance	*628,891*	*0.079*	*0.412*	*1.359*	*1.850*	*1163.4*
% Difference	*0.00*	*+1.28*	*+.073*	*+0.81*	*+0.82*	*+0.81*

The comparison shows that there is no significant difference between the two interpolation methods.

Discussion

Analysis of Table 12-5 and Figure 12-8 show that there is a natural break in both tonnage and grade at a cutoff grade of about 0.7 g/t PGE rather than 0.5 g/t PGE.

Mineral Resources of the Dana Lake Deposit

The Dana North and Dana South zones are in effect parts of the same deposit separated by a wide cross-cutting deformation zone. The average grades of the combined Dana North and Dana South zones, at a range of cut-offs for Pt-Pd, are shown in Table 12-8. Grade tonnage curves are shown on Figure 12-9

Table 12-8: *Dana Deposit Combined Measured & Indicated Resource*

Cutoff g/t PGE	*Tonnes >= cutoff*	*Au g/t*	*Pt g/t*	*Pd g/t*	*Rh g/t*	*Ni %*	*Cu %*	*PGE g/t*	*3E g/t*	*Au Cont. oz*	*Pt Cont. oz*	*Pd Cont. oz*	*3E Cont. oz*
0.0	*8,227,648*	*0.070*	*0.358*	*1.119*	*0.036*	*0.021*	*0.109*	*1.477*	*1.548*	*18,609*	*94,796*	*295,959*	*409,364*
0.5	*8,171,068*	*0.071*	*0.360*	*1.124*	*0.036*	*0.021*	*0.109*	*1.484*	*1.555*	*18,593*	*94,609*	*295,318*	*408,519*
0.6	*7,998,300*	*0.072*	*0.365*	*1.140*	*0.036*	*0.021*	*0.110*	*1.504*	*1.576*	*18,399*	*93,771*	*293,046*	*405,216*
0.7	*7,740,142*	*0.073*	*0.371*	*1.162*	*0.037*	*0.022*	*0.111*	*1.533*	*1.605*	*18,068*	*92,321*	*289,063*	*399,452*
0.8	*7,354,914*	*0.074*	*0.380*	*1.193*	*0.038*	*0.022*	*0.113*	*1.574*	*1.648*	*17,529*	*89,866*	*282,218*	*389,613*
0.9	*6,864,111*	*0.076*	*0.391*	*1.234*	*0.039*	*0.022*	*0.115*	*1.625*	*1.701*	*16,751*	*86,329*	*272,301*	*375,381*

1.0	*6,289,588*	*0.078*	*0.404*	*1.282*	*0.040*	*0.022*	*0.118*	*1.686*	*1.765*	*15,793*	*81,754*	*259,268*	*356,814*
1.1	*5,783,657*	*0.080*	*0.416*	*1.326*	*0.040*	*0.023*	*0.120*	*1.742*	*1.822*	*14,888*	*77,351*	*246,597*	*338,836*
1.2	*5,302,291*	*0.082*	*0.427*	*1.369*	*0.041*	*0.023*	*0.122*	*1.796*	*1.878*	*14,002*	*72,841*	*233,294*	*320,137*
1.3	*4,779,247*	*0.084*	*0.440*	*1.416*	*0.041*	*0.023*	*0.125*	*1.856*	*1.940*	*12,974*	*67,563*	*217,565*	*298,102*
1.4	*4,237,101*	*0.087*	*0.453*	*1.467*	*0.042*	*0.024*	*0.128*	*1.920*	*2.007*	*11,838*	*61,721*	*199,859*	*273,418*
1.5	*3,671,113*	*0.090*	*0.468*	*1.525*	*0.043*	*0.024*	*0.131*	*1.993*	*2.082*	*10,571*	*55,220*	*179,986*	*245,778*

** Rh based on partial assay information*

Analysis of the combined Dana resources in Table 12-8 and grade-tonnage curves on Figure 12-9 show that there is a natural break in both tonnage and grade at 0.8 g/t PGE.

Lismer's Ridge Deposit

Geometry and Continuity

The Lismer's Ridge zone is in effect a separate PGM deposit and has been so designated in this section and following sections.

Lismer's Ridge has been tested by a total of 45 drill holes over at strike length of 1500 metres to a vertical depth of 180 metres (from surface at ~310 metres ASL down to 125 metres ASL). All but one of the holes were drilled on sections oriented at 045° at a dip of -45°. A single hole at the south end of the zone was drilled at an orientation of 090° and a -45°. A majority of holes were drilled on sections spaced 50 metres apart, however there are 4 areas where sections are between 75 and 100 metres apart. In addition near the north end of the zone there is a drilling gap of approximately 200 metres where a gabbro dyke at least 125 metres wide cuts across the zone.

Two holes were drilled on 300 metre and 800 metre southerly step outs from Section 2600SE and are not considered in the above dimensions or resource calculation as they are too isolated to be used in defining the geometry of a mineralized zone. Both holes did intersect weakly mineralized zones (LR-15 encountered 0.871 g/t 3E over 7.5 metres and 0.961 g/t 3E over 4.5 metres, LR-16 encountered 0.483 g/t 3E over 4.65 metres), which may be of use in planning future drilling programs.

As with the Dana North and Dana South zones (Dana Deposit), a majority of mineralization is hosted within the Breccia Unit. At the northern end, from 1275SE to 2025SE, the Breccia Unit is irregular in shape, often in cross section having a narrow neck extending to surface from a rounded body at depth. The neck may be as narrow as 10 metres with the underlying body having apparent thickness ranging from 70 metres to greater than 100 metres. Further south, from 2075SE to 2550SE, the Breccia Zone is planar, and vertical to very steeply northeasterly dipping with widths varying from 25 to 75 metres. Two representative cross sections (1425SE and 2450SE) and level plan (200m

elev.) for Lismer's Ridge, showing breccia and mineralization outlines and block model grades are in the map pockets at the back of this report.

Mineralization at Lismer's Ridge occurs as planar sheets, which are steeply dipping to vertical. The thickness of these sheets varies from five metres to approximately 35 metres with thicknesses of 10 to 25 metres being common. Continuity along strike is excellent. To the north of the dike mineralization has been defined by drilling on four sections over a strike length of 200 metres. To the south of the dike, drilling has defined a continuous zone of mineralization over a strike length 850 metres. The strongest widths and grades occur in the southern 250 metres of the zone and are separated from the narrower portion (10 to 20 metres widths) of the zone by a weakly mineralized single intersection on section 2250SE. Continuity in the vertical dimension is also excellent, with lengths of 100 to 130 metres demonstrated by current drilling, often consisting of only two or three drill holes per section. The potential for extensions down dip is excellent.

Statistics

The raw drill hole assays for Lismer's Ridge contained one extreme value for Pt and Pd (51 g/t Pd, 22 g/t Pt over 0.5m) in hole LR-02. A decile analysis of the grades within the mineralized zone revealed that over 10% of the total metal were contained in the upper percentile for both elements. In order to limit the influence of this one high-grade sample, it was capped prior to compositing at 10g/t Pd and 5 g/t Pt which were the rounded values of the next highest grades. Statistics on the downhole composites for the Lismer's Ridge zone are given in Table 12-9.

***Table 12-9:** Statistics for Lismer's Ridge composites*

Elem	n	min	max	Median	Mean	Variance	StDev	Coef.Var	Skew
Au	196	0.005	0.223	0.049	0.055	0.001	0.031	0.562	1.843
Pt	196	0.006	4.098	0.263	0.312	0.102	0.319	1.022	8.784
Pd	196	0.016	9.280	0.669	0.844	0.628	0.792	0.939	6.513
Ni	196	0.003	0.056	0.019	0.020	0.000	0.010	0.504	0.977
Cu	196	0.003	0.262	0.084	0.090	0.002	0.044	0.490	0.882

Modeling of downhole semi-variograms for Pt, Pd and Au resulted in nested spherical structures similar to those of the Dana South zone. The first range was between 18 and 21 metres and the second range between 48 and 59 metres. The wider spacing between drill holes did not supply sufficient sample pairs to calculate meaningful directional variograms along the strike of the zone so an isotropic search ellipse was again used.

Resource Estimate Lismer's Ridge

A maximum search distance of 45 metres (75% of the maximum variogram range) was used to interpolate the measured and indicated resource category with a minimum of 3 composites required. Blocks between 45 and 100 metres away from at least 2 composites were assigned to the inferred category. The estimated resources for the Lismer's Ridge zone, at different cut-offs, are shown Tables 12-10 (Measured and Indicated) and 12-11 (Inferred). Grade tonnage curves are shown on Figures 12-10 (Measured and Indicated) and 12-11 (Inferred).

***Table 12-10:** Lismer's Ridge Deposit - Measured & Indicated Resource*

Cutoff g/t PGE	Tonnes above cutoff	Au g/t	Pt g/t	Pd g/t	Ni %	Cu %	PGE g/t	3E g/t	Au Cont. oz	Pt Cont. oz	Pd Cont. oz	3E Cont. oz
0.0	4,753,330	0.055	0.304	0.825	0.020	0.089	1.129	1.184	8,405	46,458	126,079	180,943
0.5	4,681,080	0.056	0.306	0.834	0.020	0.089	1.140	1.196	8,392	46,111	125,487	179,990
0.6	4,540,915	0.056	0.311	0.847	0.020	0.090	1.158	1.214	8,229	45,354	123,716	177,299
0.7	4,399,666	0.057	0.315	0.860	0.020	0.091	1.174	1.231	8,061	44,496	121,600	174,157
0.8	3,958,941	0.059	0.326	0.895	0.021	0.093	1.221	1.279	7,494	41,449	113,906	162,849
0.9	3,495,818	0.061	0.338	0.932	0.021	0.096	1.270	1.330	6,810	37,935	104,763	149,508
1.0	3,004,518	0.062	0.350	0.972	0.021	0.098	1.322	1.384	6,004	33,813	93,848	133,665
1.1	2,356,435	0.064	0.368	1.028	0.021	0.101	1.396	1.460	4,858	27,895	77,846	110,599
1.2	1,820,340	0.067	0.387	1.082	0.022	0.104	1.469	1.535	3,893	22,638	63,316	89,847
1.3	1,234,392	0.071	0.415	1.159	0.022	0.108	1.573	1.644	2,800	16,459	45,985	65,244
1.4	867,362	0.072	0.440	1.230	0.022	0.111	1.670	1.742	2,021	12,270	34,291	48,582
1.5	648,083	0.074	0.462	1.283	0.022	0.112	1.745	1.819	1,542	9,626	26,733	37,901

Figure 12-10: Grade-tonnage curves for Lismer's Ridge measured and indicated resources

Table 12-11: Lismer's Ridge - Inferred Resource

Cutoff g/t PGE	Tonnes >= cutoff	Au g/t	Pt g/t	Pd g/t	Ni %	Cu %	PGE g/t	3E g/t	Au Cont. oz	Pt Cont. oz	Pd Cont. oz	3E Cont. oz
0.0	604,734	0.045	0.295	0.717	0.016	0.066	1.012	1.057	875	5,736	13,940	20,551
0.5	604,734	0.045	0.296	0.717	0.016	0.066	1.013	1.058	875	5,746	13,947	20,568
0.6	578,001	0.046	0.297	0.736	0.016	0.067	1.033	1.079	857	5,520	13,673	20,050
0.7	570,415	0.046	0.298	0.740	0.016	0.068	1.038	1.084	848	5,468	13,563	19,879
0.8	487,327	0.047	0.310	0.775	0.016	0.070	1.085	1.132	741	4,851	12,144	17,736
0.9	399,543	0.049	0.321	0.817	0.017	0.076	1.138	1.187	634	4,126	10,490	15,250
1.0	330,183	0.051	0.328	0.847	0.018	0.079	1.175	1.225	538	3,483	8,987	13,009
1.1	191,824	0.055	0.345	0.919	0.020	0.093	1.264	1.319	342	2,127	5,669	8,138
1.2	111,626	0.060	0.360	0.991	0.022	0.107	1.352	1.412	216	1,294	3,557	5,067
1.3	37,570	0.066	0.407	1.141	0.022	0.138	1.548	1.614	80	491	1,379	1,950
1.4	27,455	0.070	0.423	1.203	0.023	0.152	1.627	1.696	61	374	1,062	1,497

1.5	22,759	0.071	0.431	1.229	0.023	0.154	1.660	1.731	52	315	899	1,267

Polygonal Check

A polygonal check of the block model was carried out using sections 1425SE and 2450SE. A comparison of polygonal and block model results is given in Table 12-12. The slices of the block model used extend from 1415SE to 1440SE and 2450SE to 2475SE respectively (on section 2450 the drill holes were actually closer to 2460SE so the block model slice was adjusted accordingly).

Table 12-12: *Comparison of Block Model (kriged) results to Polygonal Results for Sections 1425SE & 2450SE, Lismer's Ridge*

Section	*Method*	*Tonnes*	*Au (g/t)*	*Pt (g/t)*	*Pd (g/t)*	*3E (g/t)*	*kg 3E*
1425SE	*Block Model*	*124,631*	*0.064*	*0.277*	*0.759*	*1.100*	*137.1*
	Polygonal	*122,657*	*0.062*	*0.274*	*0.755*	*1.091*	*133.8*
	% Difference	*-1.58*	*-3.13*	*-1.08*	*0.53*	*0.82*	*-2.41*
2350SE	*Block Model*	*289,723*	*0.067*	*0.341*	*1.068*	*1.476*	*427.6*
	Polygonal	*293,376*	*0.068*	*0.347*	*1.080*	*1.495*	*438.6*
	% Difference	*+1.26*	*+1.49*	*+1.76*	*+1.12*	*+1.29*	*+2.57*

The results of the polygonal calculations for Lismer's Ridge do not differ significantly from the block model results.

Discussion

Analysis of the data for the Lismer's Ridge Measured and Indicated resources in Table 12-10 and Figure 12-9 show that there is a natural break in both tonnage and grade at a cutoff grade of about 0.7 g/t PGE, rather than 0.5 g/t PGE. This pattern is confirmed even in the smaller data set for the inferred resources (see Table 12-11 and Figure 12-10).

Resource Summary River Valley PGM Project (September 26, 2001)

In situ mineral resources in all categories and at cutoffs of 0.0 (all material within mineralization shell), 0.5, 0.7 and 0.8 g/t Pd + Pt (PGE) on PFN's River Valley PGM project are summarized in Table 12-13.

Table 12-13: Summary of In Situ Mineral Resources - River Valley PGM Project

0.0 g/t cutoff														
Zone	*Category*	*Tonnes*	*Au g/t*	*Pt g/t*	*Pd g/t*	*Rh g/t*	*Ni %*	*Cu %*	*PGE g/t*	*3E g/t*	*Au Cont. oz*	*Pt Cont. oz*	*Pd Cont oz*	*Total oz 3E*

Dana North Zone	*M & I*	*5,345,416*	*0.070*	*0.344*	*1.026*	*0.035*	*0.021*	*0.108*	*1.370*	*1.440*	*12,030*	*59,120*	*176,327*	*247,477*
Dana South Zone	*M & I*	*2,882,232*	*0.071*	*0.385*	*1.291*	*0.037*	*0.021*	*0.112*	*1.676*	*1.747*	*6,579*	*35,676*	*119,632*	*161,887*
Dana Total	*M & I*	*8,227,648*	*0.070*	*0.358*	*1.119*	*0.036*	*0.021*	*0.109*	*1.477*	*1.548*	*18,609*	*94,796*	*295,959*	*409,364*
Lismer's Ridge	*M & I*	*4,753,330*	*0.055*	*0.304*	*0.825*	-	*0.020*	*0.089*	*1.129*	*1.184*	*8,405*	*46,458*	*126,079*	*180,943*
Lismer's Ridge	*Inferred*	*604,734*	*0.045*	*0.295*	*0.717*	-	*0.016*	*0.066*	*1.012*	*1.057*	*875*	*5,736*	*13,940*	*20,551*
Lismer's Ridge Total	*M & I & Inferred*	*5,358,064*	*0.054*	*0.303*	*0.813*	-	*0.020*	*0.086*	*1.116*	*1.170*	*9,280*	*52,194*	*140,019*	*201,494*

0.5 g/t cutoff

Zone	***Category***	***Tonnes***	***Au g/t***	***Pt g/t***	***Pd g/t***	***Rh g/t***	***Ni %***	***Cu %***	***PGE g/t***	***3E g/t***	***Au Cont. oz***	***Pt Cont. oz***	***Pd Cont oz***	***Total oz 3E***
Dana North Zone	*M & I*	*5,319,858*	*0.070*	*0.345*	*1.029*	*0.035*	*0.021*	*0.108*	*1.374*	*1.445*	*11,972*	*59,031*	*176,035*	*247,117*
Dana South Zone	*M & I*	*2,851,210*	*0.071*	*0.388*	*1.301*	*0.038*	*0.021*	*0.113*	*1.689*	*1.761*	*6,542*	*35,578*	*119,283*	*161,403*
Dana Total	*M & I*	*8,171,068*	*0.071*	*0.360*	*1.124*	*0.036*	*0.021*	*0.109*	*1.484*	*1.555*	*18,593*	*94,609*	*295,318*	*408,519*
Lismer's Ridge	*M & I*	*4,681,080*	*0.056*	*0.306*	*0.834*	-	*0.020*	*0.089*	*1.140*	*1.196*	*8,392*	*46,111*	*125,487*	*179,990*
Lismer's Ridge	*Inferred*	*604,734*	*0.045*	*0.296*	*0.717*	-	*0.016*	*0.066*	*1.013*	*1.058*	*875*	*5,746*	*13,947*	*20,568*
Lismer's Ridge Total	*M & I & Inferred*	*5,285,814*	*0.055*	*0.305*	*0.821*	-	*0.020*	*0.086*	*1.125*	*1.180*	*9,267*	*51,857*	*139,434*	*200,558*

0.7 g/t cutoff

Zone	***Category***	***Tonnes***	***Au g/t***	***Pt g/t***	***Pd g/t***	***Rh g/t***	***Ni %***	***Cu %***	***PGE g/t***	***3E g/t***	***Au Cont. oz***	***Pt Cont. oz***	***Pd Cont oz***	***Total oz 3E***
Dana North Zone	*M & I*	*5,005,435*	*0.072*	*0.356*	*1.066*	*0.036*	*0.022*	*0.110*	*1.422*	*1.494*	*11,636*	*57,308*	*171,502*	*240,446*
Dana South Zone	*M & I*	*2,734,707*	*0.073*	*0.398*	*1.337*	*0.039*	*0.021*	*0.115*	*1.735*	*1.808*	*6,432*	*35,013*	*117,561*	*159,006*
Dana Total	*M & I*	*7,740,142*	*0.073*	*0.371*	*1.162*	*0.037*	*0.022*	*0.111*	*1.533*	*1.605*	*18,068*	*92,321*	*289,063*	*399,452*
Lismer's Ridge	*M & I*	*4,399,666*	*0.057*	*0.315*	*0.860*	-	*0.020*	*0.091*	*1.174*	*1.231*	*8,061*	*44,496*	*121,600*	*174,157*
Lismer's Ridge	*Inferred*	*570,415*	*0.046*	*0.298*	*0.740*	-	*0.016*	*0.068*	*1.038*	*1.084*	*848*	*5,468*	*13,563*	*19,879*
Lismer's Ridge Total	*M & I & Inferred*	*4,970,081*	*0.056*	*0.313*	*0.846*	-	*0.020*	*0.088*	*1.158*	*1.214*	*8,909*	*49,964*	*135,163*	*194,036*

0.8 g/t cutoff

Zone	***Category***	***Tonnes***	***Au***	***Pt***	***Pd***	***Rh***	***Ni***	***Cu***	***PGE***	***3E***	***Au***	***Pt***	***Pd***	***Total***

			g/t	g/t	g/t	g/t	%	%	g/t	g/t	Cont. oz	Cont. oz	Cont oz	oz 3E
Dana North Zone	M & I	4,732,149	0.074	0.365	1.096	0.037	0.022	0.111	1.461	1.534	11,223	55,515	166,705	233,433
Dana South Zone	M & I	2,622,765	0.075	0.407	1.370	0.040	0.022	0.117	1.778	1.852	6,306	34,351	115,513	156,170
Dana Total	M & I	7,354,914	0.074	0.380	1.193	0.038	0.022	0.113	1.574	1.648	17,529	89,866	282,218	389,613
Lismer's Ridge	M & I	3,958,941	0.059	0.326	0.895	-	0.021	0.093	1.221	1.279	7,494	41,449	113,906	162,849
Lismer's Ridge	Inferred	487,327	0.047	0.310	0.775	-	0.016	0.070	1.085	1.132	741	4,851	12,144	17,736
Lismer's Ridge	M &I & Inferred	4,446,268	0.058	0.324	0.882	-	0.020	0.090	1.206	1.263	8,235	46,300	126,050	180,585

Conclusions and Potential

CONCLUSIONS

In the opinion of DMBW, a cut-of grade of 0.7 g/t Pt + Pd (PGE) appropriately and conservatively reflects the natural grade distribution of the PGM mineralization on PFN's River Valley PGM project as follows as shown in Table 12-14.

Table 12-14: *Total Mineral Resources 0.7 g/t PGE cut-off - Measured, Indicated and Inferred.*

Deposit	Tonnes >= cutoff	Au G/t	Pt g/t	Pd g/t	Rh G/t	Ni %	Cu %	PGE g/t	3E g/t	Au Cont. oz	Pt Cont. oz	Pd Cont. oz	3E Cont. oz
Dana Lake	7,740,142	0.073	0.371	1.162	0.037	0.022	0.111	1.533	1.605	18,068	92,321	289,063	399,452
Lismer's Ridge	4,970,081	0.056	0.313	0.846	-	0.020	0.088	1.158	1.214	8,909	49,964	135,163	194,036
Total	12,710,223	0.066	0.348	1.038	-	0.021	0.102	1.386	1.452	26,977	142,285	424,226	593,488
Total Rounded	**12,700,000**	**0.07**	**0.35**	**1.04**	-	**0.02**	**0.10**	**1.39**	**1.46**	**27,000**	**142,000**	**424,000**	**593,000**

The combined in situ Mineral Resources in all categories of the Dana Lake and Lismer's Ridge deposits, on the basis of the drilling to date, and equalling or exceeding a cut-off of 0.7g/t PGE, are about 12,700,000 tonnes containing 27,000 oz Au, 142,000 oz Pt and 424,000 oz Pd, for a total of 593,000 troy oz (3E).

The Rhodium content cannot yet be calculated accurately, but assuming a minimum grade range of 0.03g/t –0.04 g/t, another 12,000 to 16,000 in situ ounces can be assumed. Rhodium generally sells at two to three times the price of Pt or Pd. Concerning Ni and Cu content and value, there are probable by–product credits in Cu, but much less so in Ni. They are not significant for determining resources or cut-off grades.

(The mineral resources at a cut-off grade of 0.5g/t (PGE), the basis on which the mineralized shell was drawn, are about 13,300,000 tonnes containing 609,000 total Au, Pt and Pd ounces (3E)).

In the opinion of DMBW, the in situ Mineral Resources currently delineated on the River Valley Project, which are yet an approximation, making no allowance for the respective precious metal prices or recoveries, are:

13 Million Tonnes containing 600,000 troy ounces of combined Au, Pt, Pd and Rh.

Potential

Exploration to date on the River Valley project has shown that the mineralized zones, hosted within the gabbro breccia, exhibit strong continuity both along strike and down dip. Good potential exists to expand the current resources.

At Dana Lake, notwithstanding the fairly detailed drill hole density on the North and South zones, potential for expansion exists along strike and more significantly to depth with further drilling. A gap of approximately 300 metres exists between the North and South zone resources which has seen only limited drill testing. In addition most sections within the North and South zones require an additional drill hole to test depth potential.

The lesser resources at Lismer's Ridge, which are a function of the limited drill hole density, can be expanded initially towards surface and along strike additional shallow holes. Resources at depth can be expanded significantly by more drilling on virtually all sections, in particular sections 2400 SE to 2550SE inclusive, as current drill information indicates greater mineralized widths in this area.

Exploration and Development

Currently a Phase 5, minimum 20,000m diamond drill program is in progress and is expected to be completed by the end of June 2002. The budget for which is set at $2.24 million. The budget was approved by Anglo Platinum in November 2001.

2. Agnew Lake Property, Sudbury, Ontario

The following italized information has been excerpted from a Report entitled Review of Exploration Results River Valley Property and Agnew Lake Property for Pacific North West Capital Corp. (as of January 31st, 2001) with revisions to March 22, 2001) by Derry, Michener, Booth and Wahl Consultants Ltd. (I.S. Thompson, P.Eng)

Property Description and Location

The Agnew property is comprised of 485 contiguous unpatented mining claim units (213 claim blocks) that cover 7,760 hectares.

All claims are subject to PFN's option agreement with New Millennium Metals Corporation (NMM) dated June 18th, 2000, whereby PFN may earn 50% of NMM's rights and interests in the Property and in the Agreement with Hawke and Campbell executed March 1, 1999 as follows:

NMM will remain 100% responsible for the fulfillment and completion of all required payments to Hawke and Campbell. This includes both cash and share payments.

Of the 99% undivided interest in the Property that NMM can earn, 51% will be earned and vested by the completion of $1.0 million dollars of work on the Property. A further 48% interest will be earned for the expenditure of an additional $1.0 million. To date about $500,000 has been spent by NMM. There is no time limit on the completion of work commitments.

PFN may earn 50% of all NMM's rights and interests in the property and in the Agreement by spending $500,000 in work on the Property. This includes 50% of NMM's right to buyback one half of the possible 2% NSR on the property.

PFN will automatically vest with 50% of NMM rights and interests in the property and in the Agreement on completion of $500,000 in exploration expenditures on the property by December 31st, 2004 and completing cash payments of $200,000 and issuing 50,000 shares. The PFN/PGM Option payment provices that to the extent a third party funds PFN's exploration commitment on the property, PFN may exercise its option by paying to PGM an equivalent value in PFN shares.

In June 2001, Anglo American Platinum Corporation Limited (Anglo Platinum) entered into an agreement with New Millennium Metals Corp. (PGM) and Pacific North West Capital Corp (PFN) whereby it could earn a 49.5% interest in the property by incurring $6.0 million in exploration and development expenditures by December 31st, 2004. Kaymin may increase its interest to 57% by entering into a joint venture with PFN and PGM and completing a feasibility study. Anglo Platinum may subsequently increase its interest to 60% by arranging for or funding all costs of development and construction to commercial production.

Table 1a. Claim details for the Agnew Property.

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1024181	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024182	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024183	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024184	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024185	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024186	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024187	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024188	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024189	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024190	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024191	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024192	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024193	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024194	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-02
S1024195	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024196	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024197	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024198	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024199	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024200	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024201	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1116166	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116167	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116168	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116169	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116170	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
Sub-Total:	26	416	$10,400.00			

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1116171	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03

S1116172	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116173	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116174	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116175	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116176	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116177	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116178	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116179	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116180	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116181	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116182	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116183	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116184	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116185	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116186	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116187	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116188	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116189	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116190	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116191	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116192	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116193	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116194	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116195	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116200	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116201	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116202	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-02
S1116203	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-02
S1116204	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
Sub-Total:	30	480	$12,000.00			

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)

Claim No.	Units	Hectares	$Work	Township	Recording Date	Due Date
S1116205	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116206	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03

S1116207	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116208	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116209	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116210	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116211	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116212	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116216	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116217	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116218	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116219	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116220	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116221	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116222	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116223	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116224	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116225	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116226	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116227	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116228	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116229	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116230	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116231	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116232	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116233	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116234	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116235	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116236	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116237	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116238	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
Sub-Total:	31	496	$12,400.00			

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)

Claim No.	Units	Hectares	$Work	Township	Recording Date	Due Date
S1116239	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03

S1116240	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116241	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116242	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116243	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116244	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116245	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116246	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116247	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116248	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116249	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116250	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116251	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116252	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116253	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116254	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116255	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116256	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116257	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116258	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116259	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116260	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116261	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116262	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116263	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116348	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116349	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116350	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116351	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
Sub-Total:	29	464	$11,600.00			

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1116352	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116353	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03

S1116354	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116355	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116356	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116357	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116361	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116362	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116373	1	16	$400.00	Shakespeare	04-Aug-89	04-Aug-03
S1116374	1	16	$400.00	Shakespeare	04-Aug-89	04-Aug-03
S1116375	1	16	$400.00	Shakespeare	04-Aug-89	04-Aug-03
S1119135	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119136	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119137	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119138	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119139	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119140	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119141	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119142	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119143	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119144	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119145	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119146	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119147	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119148	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119149	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119150	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119155	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119164	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119165	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
Sub-Total:	30	480	$12,000.00			

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)

Claim No.	Units	Hectares	$Work	Township	Recording Date	Due Date
S1119166	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119170	1	16	$400.00	Gough	04-Aug-89	04-Aug-03

S1119185	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119186	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119187	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119191	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S953444	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-03
S953445	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-03
S953446	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-03
S953447	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-03
S953448	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-03
S953449	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-03
S954004	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954005	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954006	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954007	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954008	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954009	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954010	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954011	1	16	$400.00	Gough	24-Mar-87	24-Mar-04
S954012	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954013	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954064	1	16	$400.00	Gough	24-Mar-87	24-Mar-04
S954065	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954066	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954067	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954068	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954069	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954070	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
Sub-Total:	29	464	$11,600.00			

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)

Claim No.	Units	Hectares	$Work	Township	Recording Date	Due Date
S954071	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954072	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954073	1	16	$400.00	Gough	24-Mar-87	24-Mar-03
S954074	1	16	$400.00	Gough	24-Mar-87	24-Mar-03

Total (P1):	**179**	**2864**	**$71,600.00**			

PART 2. CH Claims - Titleholder: NMM (99%); Campbell, Gregory John (0.5%); Hawke, Donald Robert (0.5%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1223075	10	160	$4,000.00	Dunlop	22-May-98	22-May-02
S1224120	4	64	$1,600.00	Porter	14-Dec-98	14-Dec-02
S1229506	2	32	$800.00	Dunlop	03-Jul-98	03-Jul-02
S1229970	6	96	$2,400.00	Dunlop	09-Apr-98	09-Apr-04
Total (P2):	**22**	**352**	**$8,800.00**			

PART 3. NMM Claims – Titleholder: New Millennium Metals Corporation (100%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1229584	15	240	$6,000.00	Dunlop	12-Jul-99	12-Jul-02
S1229585	9	144	$3,600.00	Dunlop	12-Jul-99	12-Jul-02
S1229586	10	160	$4,000.00	Dunlop	12-Jul-99	12-Jul-02
S1236162	2	32	$800.00	Dunlop	05-Mar-99	05-Mar-03
S1236163	4	64	$1,600.00	Dunlop	05-Mar-99	05-Mar-03
S1236164	15	240	$6,000.00	Dunlop	05-Mar-99	05-Mar-03
S1236165	8	128	$3,200.00	Dunlop	05-Mar-99	05-Mar-03
S1236166	16	256	$6,400.00	Shakespeare	05-Mar-99	05-Mar-03
S1236167	16	256	$6,400.00	Shakespeare	05-Mar-99	05-Mar-03
S1236168	15	240	$6,000.00	Shakespeare	05-Mar-99	05-Mar-03
S1236169	15	240	$6,000.00	Shakespeare	05-Mar-99	05-Mar-03
S1236170	15	240	$6,000.00	Shakespeare	05-Mar-99	05-Mar-03
Sub-Total:	140	2240	$56,000.00			

Table 1c (cont.). Claim details for the Agnew Property.

PART 3. NMM Claims – Titleholder: New Millennium Metals Corporation (100%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1236171	4	64	$1,600.00	Shakespeare	05-Mar-99	05-Mar-03
S1236172	16	256	$6,400.00	Shakespeare	05-Mar-99	05-Mar-03
S1236173	4	64	$1,600.00	Shakespeare	05-Mar-99	05-Mar-03
S1236174	8	128	$3,200.00	Gough	05-Mar-99	05-Mar-03
S1236175	16	256	$6,400.00	Dunlop	05-Mar-99	05-Mar-03
S1236176	16	256	$6,400.00	Dunlop	05-Mar-99	05-Mar-03

S1236177	3	48	$1,200.00	Shibananing	05-Mar-99	05-Mar-03
Total (P3):	**207**	**3312**	**$82,800.00**			
PART 4. PFN Claims – Titleholder: Pacific North West Capital Corporation (100%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1246189	15	240	$6,000.00	Dunlop	30-Oct-00	30-Oct-02
S1246434	6	96	$2,400.00	Dunlop	30-Oct-00	30-Oct-02
S1246494	8	128	$3,200.00	Dunlop	08-Nov-00	08-Nov-02
S1246496	2	32	$800.00	Dunlop	08-Nov-00	08-Nov-02
S1191269	2	32	$800.00	Gough	30-Oct-00	30-Oct-02
S1246188	12	192	$4,800.00	Gough	30-Oct-00	30-Oct-02
S1240237	7	112	$2,800.00	Shibananing	30-Oct-00	30-Oct-02
S1244326	1	16	$400.00	Shibananing	30-Oct-00	30-Oct-02
S1246189	15	240	$6,000.00	Shibananing	30-Oct-00	30-Oct-02
S1246190	4	64	$1,600.00	Shibananing	30-Oct-00	30-Oct-02
S1246515	5	80	$2,000.00	Shibananing	08-Nov-00	08-Nov-02
Total (P4):	**77**	**1232**	**$30,800.00**			

	Units	Hectares	$Work
Grand Total (P1 to P4):	**485**	**7760**	**$194,000.00**

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Agnew Property is situated in the Sudbury Mining District of Ontario, in Shakespeare, Dunlop, Shibananing, Gough and Porter Townships (centered at 428193mE/5135210mN; NTS sheet 41I/5). The property lies 70 km west-southwest of the city of Sudbury, and 9 km north of the village of Webbwood .The western part of the property is accessible from the Westbranch road, and the southeast portion is accessible from the Agnew Lodge Road. Agnew Lake provides boat access to the east and northern parts of the property, and an Ontario Hydro power line, and a series of logging roads cut the central part of the property.

The Agnew Property is characterized by a rocky landscape interspersed with areas of low relief occupied by lakes, swamps, marsh and muskeg. Bedrock exposure within the property accounts for approximately 15-20% of the land surface. The remaining scenery is characterized by dense forest of mainly birch, maple, spruce and pine trees. Approximately 75% of the northern contact is exposed along the NE-SW striking, Ontario Hydro line.

Property History

The Agnew Lake Intrusion has been intermittently explored since the early 1950's. Between 1954 and 1974, Dominion Gulf Co., Broulan Reef Mines Ltd., Falconbridge Nickel Mines Ltd. and Inco Ltd. completed programs that included reconnaissance sampling, ground and airborne geophysics and diamond drilling. The location of much of this work is unknown, as are the results.

Much of the current data for the Agnew property is the result of work carried out by BP Resources Canada Ltd. (BP) from 1986 to 1990. Work included reconnaissance sampling and prospecting, airborne magnetometer and VLF surveys, induced polarization surveys, detailed mapping and sampling, and the drilling of 32 holes totalling 5343 metres. In total over 1100 surface samples were collected.

The BP programs resulted in the discovery of the A, B, B2, C and D zones. Selected results from their surface and 1990 drilling programs are shown in Tables 21-1 and 21-2 respectively. Based on the results BP expanded their ground position to cover more of the Agnew Lake Intrusion.

Selected results from BP Resources Canada Ltd., 1990 surface sampling.

A-Zone				
Sample	*Au (ppb)*	*Pt (ppb)*	*Pd (ppb)*	*Rh (ppb)*
12152	*198*	*869*	*5060*	*120*
B-Zone				
12294	*388*	*1263*	*1777*	*37*
12439	*318*	*750*	*2440*	*55*
B2-Zone (Brunne Option)				
12271	*307*	*867*	*5600*	*129*
12313	*109*	*651*	*5410*	*95*
12509	*35*	*717*	*3860*	*119*
C-Zone				
12762	*280*	*635*	*1653*	*41*
12803	*154*	*1079*	*1564*	*54*
D-Zone				
12574	*396*	*2350*	*339*	*50*
12576	*206*	*3340*	*356*	*62*
12576	*306*	*4180*	*432*	*58*
12860	*68*	*3160*	*411*	*132*
12868	*229*	*2027*	*6440*	*686*
O'Brian Zone (V31) – Nipissing Diabase				
13341	*635*	*1439*	*14220*	*N/A*

Table 21-2: *Selected results from drill core samples, BP Resources Canada Ltd., 1990.*

B-Zone				
DDH #	**Interval (m)**	**Au (ppb)**	**Pt (ppb)**	**Pd (ppb)**
90-B-15	30.0-31.0	23	552	2168
90-B-16	23.0-24.0	34	266	1620
90-B-17	7.0-8.0	6	326	1017
90-B-18	210.0-211.0	16	731	1749
C-Zone				
90-C-01	83.95-85.0	14	174	903
D-Zone				
90-D-02	46.0-47.0	15	524	1081
90-D-07	358.0-359.0	37	1321	4570
90-D-09	561.0-562.0	126	459	1518

Over 1992 and 1993 BP was disbanded and the Agnew claims were transferred to Inco Ltd. who collected bulk channel samples from several of the zones.

In 1998 two local geologists acquired the Inco claims and staked additional ground including the Bye Zone.

In 1999 New Millenium Metals Corp. (NMM) optioned the Agnew property from the new claim holders and staked a large area of ground to cover almost the entire intrusion. They carried out a regional sampling program covering the entire property and collected 980 samples. Most of NMM's work focused exploration for a "PGE reef" within the Agnew Lake intrusion rather than along the intrusion contact where most of the previous work was focussed. Stripping, channel-saw sampling and the drilling of three drill holes encountered anomalous, but uneconomic, PGE concentrations.

In 2000 PFN optioned the property from NMM and carried out a Phase I surface program from July to December at a cost of $235,000.

Geological Setting

Geology descriptions are taken from the Phase I surface exploration report provided by PFN.

Regional Geology

The Agnew Lake Intrusion, also known as the Shakespeare-Dunlop Intrusion, is a member of the Paleoproterozoic (2.56 to 2.47 Ga) East Bull Lake Suite (EBLS) of intrusions that occur along the Superior-Southern Province boundary in central Ontario. These intrusions generally contain anomalous Pd-Pt-Rh-Au-Cu-Ni sulphide mineralization along or proximal to the contacts of the intrusions, usually hosted within heterolithic, inclusion-bearing gabbroic rocks.

Property Geology

The stratigraphy of the Agnew Lake Intrusion has been described in detail by Vogel (1996) and Vogel et al (1998). Vogel's stratigraphic subdivisions, which are largely based on textural features, are shown in Table 21-3 and on Figure 21-3. Brief descriptions are given below. In many instances there is a direct correlation between increasing inclusion content and increasing visible sulphide content.

Table 21-3: *Stratigraphic subdivisions of the Agnew Lake Intrusion (Vogel, 1996).*

	Huronian Supergroup	*8*	
UPPER SERIES	***Fe-Ti Oxide Zone***	*7b*	*Ferrosyenite Subzone*
		7a	*Leucogabbro Subzone*
	Upper Gabbronorite Zone	*6d*	*Transition Unit II*
		6c	*Pod-bearing Unit*
		6b	*Porphyritic Unit*
		6a	*Transition Unit I*
MAIN SERIES	***Upper Gabbronorite Zone***	*5e*	*Dendritic Unit*
		5d	*Olivine Gabbronorite Subzone*
		5c	*Layered Unit*
		5b	*Massive Unit*
		5a	*Inclusion-bearing Unit*
MARGINAL SERIES	***Marginal Leucogabbronorite Zone***	*4c*	*Nodular Unit*
		4b	*Mottled Unit*
		4a	*Vari-textured Unit*
	Marginal Gabbronorite Zone	*3*	*Massive Gabbro*
	Breccia Zone	*2*	*Intrusive Breccia*
	Footwall	*1*	*Granitic country rocks*

Breccia Zone (2): Igneous breccia with an intrusive granitic matrix.

Marginal Gabbronorite Zone (3): Massive, medium-grained gabbro. Includes dykes and/or sills that have intruded along the contact of the Agnew Lake Intrusion and the granitic footwall.

Vari-textured Unit (4a): Vari-textured leucogabbro leucogabbronorite with lesser gabbronorite, anorthosite and melagabbronorite, with inclusions and pods of melagabbronorite and footwall granite. Irregular banding and slumping. Locally sulphide rich.

Massive Unit (5b): Massive, medium- to coarse-grained gabbronorite and leucogabbronorite. Rare melagabbronorite inclusions and pods.

Layered Unit (5c): Centimetre to metre-scale layering of medium- to coarse-grained gabbronorite, leucogabbronorite, and lesser melagabbronorite. Features a vari-textured interval containing angular coarse-grained melagabbronorite inclusions.

Olivine gabbronorite Subzone (5d): Decimetre-scale layering of olivine gabbronorite and leucogabbronorite. Disseminated sulphide.

Dendritic Unit (5e): Vari-textured gabbronorite and lesser leucogabbronorite with pegmatitic pyroxene dendrites. Local coarse to very coarse-grained titanomagnetite and quartz crystals. Granophyre is common. The unit may occur at different stratigraphic levels from base to top of the Lower Series.

Transition Unit I (6a): Heterogeneous lithological and textural interval comprising vari-textured, poikilitic, and plagioclase-phyric gabbronorite and leucogabbronorite. Wave-like layering and abundant inclusions.

Porphyritic Unit (6b): Plagioclase-glomerophyric gabbronorite, leucogabbro, and lesser melagabbro. Local decimetre-scale layering at base and top with irregular decimetre-scale layering in main central sequence. Minor poikilitic leucogabbronorite and granophyric patches.

Pod-bearing Unit (6c): Disruptively layered and slumped plagioclase-glomerophyric gabbronorite and leucogabbronorite with distinctive rounded pods of coarse- to very coarse-grained, strongly glomerophyric leucogabbronorite.

Transition Unit II (6d): Texturally chaotic interval comprising intermingled porphyritic, poikilitic, and massive leucogabbro (±norite). Local gabbro with primary amphiboles.

Leucogabbro Subzone (7a): Massive, coarse- to very coarse-grained leucogabbro (±norite) and 'clotty' leucogabbro containing abundant titanomagnetite. Minor poikilitic leucogabbronorite and granophyre. Sulphides, garnet and quartz.

Ferrosyenite Subzone (7b): Fine- to medium-grained, locally foliated, blue-grey ferrosyenite to creamy-white alkali-feldspar granite with varying proportions of quartz, and Fe-Ti oxide or magnetite.
Figure 21-3

Exploration

PFN Surface Program – 2000

PFN's surface program, completed between July 15th and December 31st, 2000 at a cost of $235,000, was aimed at confirming previously reported PGM-Cu-Ni values. This program included prospecting and regional mapping, detailed sampling and mapping, together with induced-polarization (I.P.) surveys. Details of these activities are as follows:

Regional Prospecting and Sampling - a total of 202 grab samples were collected during regional prospecting.

Exploration Grids - approximately 113 line kilometres of exploration grid were completed, with the following distribution: 30 km A-Zone (A-Grid), 33 km C-Zone (C-Grid) and 53 km B-Zone (B-Grid). Re-establishing previous exploration grids cut in 1989-90 by BP accounts for approximately 75% of the line kilometres. The main location of the grids is shown on Figure 21-5.

Detailed Sampling and Mapping - two areas (AZ1and AZ2), totaling 0.24 hectares and located in the A-Zone, were chosen as 'test areas' for detailed sampling and mapping, in order to determine the geological setting of high PGM concentrations from initial grab samples. In addition to previous assay values the areas were chosen due to the presence of IP anomalies, visible sulphide in outcrop and the easy access provided by nearby roads. The location of these areas is shown on Figure 21-5. A total of 201 saw grab samples were collected from these two areas.

Geophysical Surveys - I.P. and magnetometer geophysical surveys were conducted along selected areas of the intrusive contact in order to evaluate favorable lithological units within about 400 m of the contact. Surveys were completed on the A-Zone and C-Zone grids and over portions of the B-Zone grid. This work covered approximately 25% of the total prospective igneous contact.

Sampling methods and analytical techniques

Sampling methods, laboratories and analytical techniques for the Agnew Lake property are the same as those utilized on recent exploration programs at PFN's River Valley property. The 202 grabs samples were sent to XRAL for analysis, the 201saw-grabs from the detail areas were sent to Accurassay).

Results

Results - Regional Prospecting

Regional prospecting confirmed the presence of anomalous PGE mineralization in the zones previously identified by BP Resources. Of the 202 samples that were collected,

104 assayed <100 ppb Pt+Pd+Au, 63 assayed >100 ppb to <500 ppb Pt+Pd+Au, 22 samples assayed >500 ppb to <1000 ppb Pt+Pd+Au, and 13 samples assayed >1 g/t Pt+Pd+Au. Selected results from the regional prospecting program are given in Table 21-4

Table 21-4: Selected assay results (>1000 ppb 3E) from regional prospecting samples, Agnew Property (from PFN).

Location	***Sample***	*Rock Name*	*%VS*	***Au (ppb)***	***Pt (ppb)***	***Pd (ppb)***	***Ni (ppm)***	***Cu (ppm)***	***3E (ppb)***
A-Zone Grid	*CF-00-01*	*melagabbro/pyroxenite*	*1%*	*1748*	*25*	*18*	*41*	*424*	*1791*
A-Zone Grid	*CF-00-03*	*melagabbro/pyroxenite*	*tr*	*91*	*474*	*1045*	*445*	*2690*	*1610*
A-Zone Grid	*CF-00-16*	*melagabbro/pyroxenite*	*tr*	*46*	*1187*	*1603*	*126*	*170*	*2836*
A-Zone Grid	*GM-00-03*	*gabbro/melagabbro*	*1-2%*	*110*	*280*	*652*	*417*	*3050*	*1042*
A-Zone Grid	*GM-00-05*	*melagabbro/pyroxenite*	*1-2%*	*110*	*341*	*603*	*281*	*1370*	*1054*
B2-Zone	*CF-00-29*	*melagabbro/pyroxenite*	*NV*	*162*	*703*	*2593*	*191*	*364*	*3458*
B2-Zone	*CF-00-29A*	*melagabbro/pyroxenite*	*NV*	*127*	*3010*	*2045*	*66*	*440*	*5182*
B2-Zone	*GM-00-48*	*melagabbro/pyroxenite*	*tr-1%*	*180*	*1804*	*3628*	*79*	*692*	*5612*
B-Zone	*CF-00-40*	*gabbro*	*NV*	*42*	*184*	*1346*	*416*	*451*	*1572*
B-Zone	*GM-00-60*	*gabbro/leucogabbro*	*2-3%*	*154*	*592*	*2310*	*1120*	*4820*	*3056*
B-Zone	*GM-00-67*	*gabbro*	*1%*	*52*	*265*	*972*	*356*	*2700*	*1289*
B-Zone	*GM-00-68*	*gabbro*	*1%*	*47*	*215*	*781*	*212*	*1200*	*1043*
C-Zone	*GM-00-95*	*melagabbro/pyroxenite*	*2-3%*	*77*	*1942*	*375*	*150*	*1090*	*2394*

VS = visible sulphide; tr = trace sulphide; 3E = Pt+Pd+Au; NV = no visible sulphide

Results - Detailed Sampling

A total of 201 samples were collected from the two-stripped areas on the Agnew Property (AZ1 and AZ2) on a 2.5 metre x 2.5 metre grid basis. Table 21-5 lists selected samples from the areas. The highest concentration of PGM (Pt+Pd+Au) is from sample AZ1-12, collected from AZ1, which assayed 70 ppb Au, 950 ppb Pt, 1425 ppb Pd, 1450 ppm Cu and 468 ppm Ni.

Table 21-5: *Selected assay results (>500 ppb 3E) from the 2 detailed areas, A Zone, Agnew Lake Property (from PFN).*

Zone	***Rock***	***Au***	***Pt***	***Pd***	***Cu***	***Ni***	***Pt+Pd+Au***
AZ1-77	*Melagabbro*	*25*	*181*	*312*	*277*	*346*	*518*
AZ1-68	*Gabbro*	*22*	*139*	*371*	*477*	*260*	*532*
AZ1-95	*Gabbro*	*63*	*139*	*352*	*1524*	*308*	*554*

AZ1-18	*Leucogabbro*	*24*	*94*	*465*	*282*	*97*	*583*
AZ1-55	*Gabbro*	*22*	*188*	*424*	*580*	*337*	*634*
AZ1-39	*Pyroxenite*	*84*	*211*	*355*	*2482*	*281*	*650*
AZ1-80	*Leucogabbro*	*28*	*156*	*576*	*665*	*134*	*760*
AZ1-73	*Gabbro*	*60*	*218*	*528*	*bdl*	*bdl*	*806*
AZ1-88	*Pyroxenite*	*16*	*407*	*420*	*73*	*132*	*843*
AZ1-8	*Pyroxenite*	*30*	*443*	*756*	*228*	*76*	*1229*
AZ1-82	*Gabbro*	*17*	*402*	*834*	*281*	*167*	*1253*
AZ1-9	*Gabbro*	*11*	*926*	*367*	*86*	*111*	*1304*
AZ1-1	*Pyroxenite*	*26*	*548*	*746*	*634*	*196*	*1320*
AZ1-32	*Gabbro*	*36*	*499*	*865*	*255*	*89*	*1400*
AZ1-94	*Gabbro*	*70*	*489*	*885*	*718*	*240*	*1444*
AZ1-12	*Pyroxenite*	*70*	*950*	*1425*	*1450*	*468*	*2445*
AZ2-92	*Gabbro*	*18*	*96*	*396*	*248*	*196*	*510*
AZ2-10	*Gabbro*	*52*	*127*	*340*	*546*	*1741*	*519*
AZ2-103	*Gabbro*	*49*	*138*	*420*	*80*	*84*	*607*
AZ2-96	*Gabbro*	*44*	*136*	*458*	*333*	*941*	*638*
AZ2-91	*Gabbro*	*32*	*156*	*453*	*497*	*809*	*641*
AZ2-94	*Gabbro*	*51*	*190*	*567*	*402*	*630*	*808*

bdl = below detection limits

Results - Geophysical Surveys

The IP surveys delineated several areas with substantial chargeability values. A number of these anomalies have been examined in the field and initial results show good correlation between areas of mineralization and/or prospective lithologies, and the high chargeability values. Many of the areas had either no outcrop or very poor bedrock exposure, and will therefore require either stripping or short exploratory drill holes to determine the source of the anomalies.

Interpretation of Results

The Phase I surface exploration program carried out by PFN on the Agnew Lake property confirmed the PGM-Cu-Ni values previously reported by BP and NMM. Reconnaissance and detail area sampling returned the values from specific stratigraphic units containing erratically distributed, disseminated and bleb sulphides. This work identified a geologic environment prospective for significant PGM mineralization.

To date, in the opinion of DMBW, the work has not demonstrated that the mineralized areas have any significant continuity, however only limited areas have been assessed through detailed sampling.

General

- *All of the surveys and investigations have been carried out by independent contractors hired by PFN. A list of contractors is provided in Appendix D*
- *There are no sampling factors that DMBW are aware of that could materially impact the accuracy of results and DMBW have no reason to doubt the reliability of the data collected in the surface program.*
- *As far as can be ascertained by DMBW, no duplicates, standards or blanks were submitted by PFN to XRAL or Accurassay laboratories during their Agnew Lake surface programs.*
- *DMBW has not examined the property due to snow cover and furthermore has not verified any of the data reported herein.*

Conclusions

1. *Sulphide mineralization, with anomalous concentrations of PGM-Cu-Ni, occurs proximal to the northern, western and southern margins of the Agnew Lake Intrusion. PFN holds ground that covers approximately 15 kilometres of this contact.*
2. *The six main areas (called zones by BP and PFN) of known mineralization at the Agnew Lake intrusion all occur within roughly 400 metres of the intrusive contact and appear to relate to specific units in the igneous stratigraphy. Mineralization in three of these areas, the A, B and B2 areas, occurs primarily within stratigraphic units 4a (vari-textured unit) and 5a (inclusion bearing unit). In contrast the known PGM mineralization in the River Valley Intrusion occurs primarily in a chaotic, heterogeneous breccia unit that is more proximal to the intrusive contact (25 - 100 metres away).*
3. *The majority of surface mineralization occurs as disseminations or blebs of chalcopyrite and pyrrhotite in concentrations ranging from 1 to 5%. The distribution of sulphides is noted to be erratic.*
4. *Continuity of mineralization is yet to be determined in any of the known mineralized areas.*

IP surveys were found to be an effective tool in outlining surface and subsurface exploration targets. Evaluation of chargeability anomalies in the field shows good correlation with known areas of mineralization and/or prospective lithologies.

Recommendations and Budget

DMBW recommend the following staged program and budget for 2001 which would commence in May, 2001.

- *In the opinion of Ian S. Thompson, P.Eng., a "Qualified Person", the Agnew Property is of sufficinet merit to justify the following recommended program:*

Phase I

1. ***Exploration Grid:*** *The current exploration grid should be expanded to cover the area east of the C-Zone Grid, the area between the A-Zone and B-Zone grids, and the intrusive margin southeast and east of the A-Zone Grid, towards and including the Mong Lake Zone. In addition, the grid should be expanded to cover other potential areas as outlined from completed IP surveys.*

2. ***Induced-Polarization Survey:*** *The 2001 program should continue with the primary objective of covering the entire prospective margin of the intrusion (Figures 11 to 13). Specifically, the IP surveys will cover the areas east of the C-Zone Grid and the area between the A-Zone and B-Zone grids. Also, the strongest chargeability anomalies may be resurveyed at closer spaced intervals (25 to 50 m line spacing) in order to better define target areas that are obscured by overburden. All in costs for costs for a combined IP/magnetometer survey are estimated to be $2500 per line kilometre.*

3. ***Prospecting and Sampling:****The claim blocks that cover the northeast portion of the Agnew Lake Intrusion and the claims that covering the Bye and O'Brian showings, require prospecting and sampling. Prospecting should also be completed along the west shoreline of Agnew Lake (Agnew Lake Intrusion), and along the east shoreline (Nipissing Diabase). In addition, further prospecting should be completed along the southern margin, including in the area around the Mong Lake Zone.*

4. ***Detailed Sampling and Mapping:*** *Specific areas should be cleared and sampled in detail based upon the interpretation of IP results. Two areas, Area #1 and Area #2, delineated in the 2000 program, are initial targets for detailed sampling. In addition, the AZ1 and AZ2 areas that were cleared and sampled in the 2000 program, should be mapped in detail, with particular attention to rock textures, inclusion types and distribution/ratio of the sulphides (i.e. chalcopyrite, pyrrhotite, pentlandite, pyrite).*

5. ***Diamond Drilling Program:*** *To gain a better understanding of the igneous stratigraphy and host environment of the mineralization, 2 or 3 drill holes, totaling approximately 200-300 m, should be completed along the margin of the intrusion; to date, the west and northwest margins provide the best opportunity. These stratigraphic holes should incorporate areas with high chargeability and/or high surface PGM concentrations.*

6. ***Geochemical Study:*** *A geochemical study of the intersected units should be considered in order to better understand the base and precious metal distribution and concentration, as well as the silicate geochemistry within the contact environment. Further drilling will be predicated upon the results from 2000-2001 IP surveys, together with results from the detailed sampling and Phase I drilling programs.*

7. ***Quality Control:*** *Quality control measures should be implemented including check assays and the insertion of duplicates, standards and blanks into the samples submitted to the laboratory.*

BUDGET: Phase I Exploration Program

Activity	*CDN $*
Geologists – two for 4 months, field mapping	*$60,000*
Technical field labor - 5 months x 25,000/mo.	*$125,000*
Geochemical analysis (prospecting and stripped area analyses)	*$90,000*
IP surveys (40 km)/Consulting Geophysical fees	*$100,000*
Bulldozing/Stripping/Washing	*$100,000*
Diamond Drilling - Phase I - 300m @$100/m	*$30,000*
(Assays – Pt-Pd-Au-Rh, Cu-Ni included in price)	
General Supplies + exploration inventory	*$20,000*
Quality control/Round robin assays etc.	*$10,000*
Project Management	*$65,000*
Sub Total	***$600,000***

Phase II (contingent)

The Phase II exploration program would be contingent results from Phase I. It would consist 4000 metres of diamond drilling in 12 to 15 holes to assess targets identified from the stripping, mapping, prospecting, sampling and IP surveys completed in Phase I.

BUDGET: Phase II (contingent)

Activity	*CDN $*
Diamond Drilling - 4000m @$100/m	*$400,000*
(Assays – Pt-Pd-Au-Rh, Cu-Ni included in price)	
Geologists – two for 2 months	*$40,000*
Technical Assistance	*$10,000*
Quality Control	*$10,000*
General Supplies	*$10,000*

Project Management	*$50,000*
Sub Total	***$520,000***
Grand Total	***$1,120,000***

Mineralization

Known PGE mineralization in the Agnew Lake Intrusion lies within the Marginal Gabbronorite Zone, the Marginal Leucogabbronorite Zone, and the overlying Inclusion-bearing unit of the Lower Gabbronorite Zone (units 3 to 5a) and is generally within 400 m of the intrusive contact. BP outlined five areas of mineralization, all of which lie along the western and northern contacts of the intrusion and NMM located a sixth areas, the Mong Lake Zone. These mineralized areas are briefly described below. Unless otherwise noted, the results reported below are from BP. Two additional PGM-Cu-Ni targets, the Bye and O'Brian Zones lie to the east of the Agnew intrusion and are hosted by the Nipissing diabase. The location of all areas is shown on Figure 21-4.

A-Zone

The A-Zone occurs within the Marginal Leucogabbronorite Zone near the western contact of the intrusion. Sulphides constitute <1% to 2%, occurring as fine-grained blebs of pyrrhotite and chalcopyrite erratically distributed in the heterogeneous gabbronorite host. BP (1987) reported that outcrop was sparse in the area, but that the mineralized zone could be followed intermittently for 700 m along strike (NW-SE), and was about 25-35 m wide. BP also reported that the zone was open in both directions but did not subsequently test for possible extensions. The best single assay result from this area was 5060 ppb Pd, 869 ppb Pt, 120 ppb Rh and 198 ppb Au. Four drill holes were collared within the mineralized zone and each returned anomalous intersections, including 1048 ppb Pt+Pd over 1.6 m.

B-Zone

The B-Zone is located in the northwest area of the intrusion, occurring within the inclusion-bearing unit of the Lower Gabbronorite Zone, and bounded to the northeast and southwest by granitic country rocks. The B-Zone is exposed in two locations that are separated by a 300 m long area with no outcrop. This paucity of outcrop and oblique angle of the B-Zone to the basal contact of the intrusion makes it difficult to ascertain the continuity of this zone.

Mineralization occurs as disseminated (<2%) sulphide, consisting of pyrrhotite and chalcopyrite, which are erratically distributed. The highest assay result from this zone was 5600 ppb Pd, 867 ppb Pt, 129 ppb Rh and 327 ppb Au. Sixteen (16) drill holes were collared within this mineralized zone, and two more were collared to the south. All of the holes encountered anomalous but relatively low PGE mineralization. Four (4) holes intersected sulphide mineralization with >1 g/t Pt+Pd, with the best intersection assaying 2.7 g/t Pt+Pd over 0.95 m.

B2-Zone

The B2-Zone lies within the Marginal Leucogabbronorite Zone and is approximately 1 km south of the B-Zone. Mineralization is erratically distributed, consisting of disseminated pyrrhotite and chalcopyrite. The highest assay from this zone was 2440 ppb Pd, 750 ppb Pt, 55 ppb Rh, 318 ppb Au and 0.92% Cu. A single drill hole tested this zone and had several anomalous intersections including 2.5 g/t Pt+Pd over 1.

C-Zone

The C-Zone occurs within the Marginal Leucogabbronorite Zone that is adjacent to the northern contact of the intrusion where it is in contact with granitic country rock. This zone was delineated at surface over a strike length of 200 m and appears to be open to the west and possibly to the east. Mineralization occurs as disseminated sulphide that is dominated by chalcopyrite, which constitutes about 1-5%. The highest assay from grab sample was 1564 ppb Pd, 1079 ppb Pt, 54 ppb Rh, 154 ppb Au and 0.34% Cu. One (1) drill hole tested this area, and intersected 1.4 g/t Pt+Pd over 1.0 m.

D-Zone

The D-Zone occurs within the Marginal Leucogabbronorite Zone and is about 50-100 m south of the contact with granitic country rock. The zone is 260 m in length and is open to the west; moderate exposure along strike to the east does not appear to be mineralized. Sulphides are predominantly chalcopyrite, which occurs as 1-3% finely disseminated interstitial grains. The highest assay was 6440 ppb Pd, 2027 ppb Pt, 686 ppb Rh, 229 ppb Au and 0.87% Cu. Nine (9) drill holes tested the D-Zone of which 7 intersected anomalous PGE mineralization (200-900 ppb); 2 of the holes were too shallow to reach the expected mineralization. Of the 7 holes that intersected the D-Zone, 4 intersected grades >1 g/t Pt+Pd. The highest core sample assay from the BP Resource's drilling program was 5.9 g/t Pt+Pd over 1 m, which was from this area.

Mong Lake Zone

The Mong Lake Zone is located along the southern contact of the intrusion, near Mong Lake, and consists of medium- to course-grained (pegmatitic) gabbro of the Marginal Series. Outcrop exposure is generally poor in this area. In general sulphides are predominantly chalcopyrite, occurring as tr-2% finely disseminated interstitial grains and blebs. The highest assay collected by NMM was from sample 57853, which assayed 568 ppb Pd, 1338 ppb Pt, 82 ppb Au and 0.15% Cu.

Bye and O'Brian Zones – Nipissing Diabase Targets

These showings consist of disseminated chalcopyrite and pyrrhotite hosted by Nipissing Diabase (gabbro) intrusions, located east of Agnew Lake. The intrusions outcrop in plug-like forms, but this is probably related to the outcrop exposure rather than the true form of the intrusives. It is most likely that the two showings are located

within the northern arm of a synformal Nipissing gabbro, located within the Porter Syncline, with the southern arm of the gabbro intrusion hosting Falconbridge's Shakespeare Deposit. The highest historical assays from these showings are 5439 ppb Pd, 1468 ppb Pt, 735 ppb Au and 1.9% Cu from the Bye Zone, and 14220 ppb Pd, 1439 ppb Pt, 635 ppb Au and 0.28% Cu from the O'Brian Zone.

Drilling

A limited drill program was completed on the property in 2001 and 2002. The results are pending.

Sampling methods and analytical techniques

Sampling methods, laboratories and analytical techniques for the Agnew Lake property are the same as those utilized on recent exploration programs at PFN's River Valley property. The 202 grabs samples were sent to XRAL for analysis, the 201saw-grabs from the detail areas were sent to Accurassay

Exploration and Development

The 2001 $1.14 million exploration program is almost completed. Results from this program will be assessed and a 2002 exploration program will be planned.

3. Goldwright Property (Janes and Kelly Townships Properties) (Goldwright Option/Kaymin Farm-In Option)

Property

The Janes Township Property comprises 132 unpatented mining claim units and the Kelly Township Property comprises 80 unpatented mining claim units for a total of 212 claim units (4,960 ha).

Ownership

By an agreement dated June 30, 1998, and amended on September 15, 1998, April 12, 1999 and October 6, 2000, the Company acquired an option from Goldwright Explorations Inc. ("Goldwright") to earn up to a 25% interest in Goldwright by providing equity funding of $200,000. In order to exercise this option the Company is required to make sequential equity investments in Goldwright as follows:

(a) $50,000 ($0.20 per unit – 250,000 shares with 250,000 warrants (one warrant per share) exercisable at $0.25 upon execution of agreement and receiving regulatory approval. (Received 250,000 shares July 1998).

(b) $50,000 ($0.20 per unit – 250,000 shares with 250,000 warrants (one warrant per share) exercisable at $0.25 within 90 days of execution date or 60 days following receipt of technical report describing results of funds to be expended, with positive recommendation for further work (whichever date is later).

(c) $100,000 ($0.20 per unit – 500,000 shares with 500,000 warrants (one warrant per share) exercisable at $0.25 within 180 days of execution date or 60 days following receipt of technical report describing results of the program.

A 100% interest in both properties is held by Goldwright. The Company may also earn a 50% direct interest in the Janes and Kelly Township Properties by expending $1 million on exploration on the properties over a four-year period and may increase its interest to 70% by arranging funding to commercial operation.

In September 1998, the agreement with Goldwright was amended such that the expenditures in (a), (b) and (c) above may, at the Company's election be considered contributions to the option to earn the 50% property interest. The Company may elect that the required expenditures in (a), (b), and (c) above, $50,000, $50,000, and $100,000, respectively be made to purchase units of Goldwright at $0.20 per unit or it may elect that any portion of the expenditure is a contribution towards the $1 million expenditure required in order for the Company to vest with a 50% direct interest in the properties.

In October 2000, the agreement was further amended, and the Company is required to carry out a minimum of $350,000 of exploration work by May 31, 2001, in order to vest with a 25% interest in the property, of which $321,277 has been spent. The Company has vested with a 25% interest in the Property. The Company had no further plans to expend monies on the property at this time.

3. (b) Kelly Township Property

The Company turned the Property back to Goldwright in 2001.

4. Frontier Property (Kaymin Farm-in)

The Frontier Property consists of 56 (896 ha) unpatented mining claim units located in the Kelly and Davis Townships, west of the Janes Township Property. The property is currently held 100% by the Company subject to a 2% NSR. .The Company has no further plans to expend monies on the property at this time.

5. Janes – McNish Township Property (Goldwright Option/Kaymin Farm-In)

During September and October 1998, Goldwright and the Company each acquired a 50% interest in an additional 128 unpatented mining claim units (2,048 ha) by

staking in the McNish and Janes Townships. The Company has relinquished its 50% interest to Goldwright.

6. Washagami Lake Property (Kaymin Farm-In)

The Washagami Lake Property consists of 16 unpatented mining claim units (480 ha) located in the Janes Township, immediately south of the Frontier Property. On February 23, 1999, the Company and Brian Wright, Michael Loney and Scott Jobin-Bevans (the "Vendors") entered into an Option to Purchase Agreement whereby the Company can earn a 100% interest by making cash payments of $28,200. The original agreement was amended and the payment structure is summarized after taking into account the amendments. The Company has made these payments and holds a 100% ownership interest in the property, subject to an NSR.

7. Racicot Property (Kelly-Davis Township and Sargesson Lake Properties)

The Sargesson Lake Property comprises 15 unpatented mining claim units (240 ha) located in the Janes Township. The Kelly-Davis Township Property comprises 16 unpatented mining claim units (256 ha) located in the Kelly and Davis Townships and 12 unpatented mining claim units (192 ha) located in the Kelly Township (the 12 unit claim block is held 100% by the Company). The properties are 100% owned by the Company. The Company has no further plans to expend money on the Property at this time,.

8. Razor Property (Kaymin Farm-in)

Property

The Razor Property is contiguous with the Company's River Valley Property. The property consists of 9 unpatented mining claim units (144 ha)., as in part of the Kaymin Farm In. The Company owns the claims 100% subject to a 2% NSR.

9. Joubin Property (Platina Property)

The Property is located south of Pecors Lake in Joubin Township about 14 km east of the town of Elliott Lake in the Sault Ste. Marie Mining District. The Joubin Property consists of 9 unpatented mining claim units (144 ha) subject to an option agreement and 80 unpatented mining claim units (ha) owned 100% by the Company. The Company has terminated the agreement.

QUEBEC, CANADA

Black Property, Schefferville, Quebec

Ownership

By letter agreement dated June 6th, 2001, the Company may earn a 100% interest in mineral claims covering 3552 ha, located east of Schefferville, Quebec. The Property is located 50 km east of Schefferville, Quebec within the southern part of the Quebec/Labrador Trough The Company is required to complete cash payments totaling $125,000, issue 60,000 PFN shares (20,000 issued) and complete $800,000 in exploration expeditures over 4 years. A 2.5% NSR will be retained by the Vendor. A finders fee was paid. The Company has terminated the agreement.

LABRADOR, CANADA

1. Mineral Licenses 972M and 973M

Property

The Company holds a 50% direct and indirect interest in mineral licenses 972M and 973M which consist of 172 unpatented mining claim units covering 4,300 ha located in Labrador, Newfoundland.

1.(a) Mineral License 972M

This property comprises 112 unpatented mining claim units. This property is located 70 km southwest of Nain, 2 km north of Konrad Brook and 40 km west of the Voisey's Bay Ni-Cu-Co deposit.

The mineral license expires February 9, 2006.

1.(b) Mineral License 973M

The property is located 70 km west northwest of Nain and 2 km south of Tasialuk Lake. The license expires February 9, 2003.

C. NEWFOUNDLAND, CANADA

1. Bay of Islands Property

Property

The property consists of 3 project areas totalling 294 unpatented mining claim units: 38 units on Liverpool Brook; 48 units on Mad Dog Lake; and 208 on Fox Island, for a total of 14.7 ha. The property is 100% owned by the Company. The Company has allowed the claims to lapse.

4.4 Oil and Gas Operations

The Issuer presently has no oil and gas operations. Therefore, this section is not applicable to the Issuer.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

Selected Financial Information respecting the Issuer

Selected Financial Data
Canadian GAAP
(In Canadian Dollars)

	12 Months April 30/01	12 Months April 30/00	12 Months April 30/99
Cash	2,614,453	1,289,485	734,309
Total Assets	3,272,287	2,469,478	1,142,766
Current Liability	46,732	86,870	107,669
Total Expenses	966,531	734,997	551,719
Mineral Costs Written Off	443,347	78,306	23,961
Interest Income	93,816	42,921	20,725
Project Management Fees	238,332	13,650	4,000
Net Loss	1,077,730	756,732	550,955
Deficit	2,506,040	1,428,310	671,578
Weighted Avg # Shares	17,501,981	11,588,158	8,485,749
Loss per Share	(0.06)	(0.06)	(0.06)

Selected Financial Data
US GAAP
(In Canadian Dollars)

	12 Months April 30/01	12 Months April 30/00	12 Months April 30/99
Restricted funds – flow through shares	-	704,599	411,075
Cash	2,614,453	1,289,485	323,234
Total Assets	2,808,714	2,161,483	835,176
Current Liability	46,732	86,870	107,669
Total General Expenses	1,547,099	745,170	762,344
Exploration Properties	155,578	405	247,590
Project Management Fees	238,332	13,650	4,000
Interest Income	93,816	42,921	20,725
Net Loss	1,370,529	689,004	985,209
Deficit	3,331,161	1,968,723	1,279,719
Weighted Avg # Shares	17,501,981	9,696,490	3,110,749
Basic Earnings (loss) per share	(0.08)	(0.07)	(0.32)

Category	Apr 30 2001	Jan 31 2001	Oct 31 2000	Jul 31 2000	Apr 30 2000	Jan 31 2000	Oct 31 1999	Jul 31 1999
Revenues/Gross Profit	88,075	210,063	27,731	6,279	22,820	21,798	4,440	7,513
Net Income (Loss)	(506,263)	(115,590)	(260,146)	(195,731)	(215,973)	(308,197)	(165,736)	(66,826)
Loss per Share	(0.03)	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)
Weighted Number of Shares Outstanding	19,357,480	19,315,480	16,779,275	16,585,275	16,089,125	12,902,000	10,215,500	10,155,500

Consolidated Financial Statements

The audited consolidated financial statements for the Issuer for the fiscal year ending April 30, 2001 are attached hereto and form a material part of this Annual Information Form. In addition, the unaudited financial statements for the Issuer for the period ending October 31, 2001 are also attached hereto and form a material part of this Annual Information Form.

The attached financial statements were prepared in Canadian dollars in accordance with generally accepted accounting principles applicable in Canada. In addition, the attached financial statements were been prepared on the basis of accounting principles applicable to a going concern, which assume that the Issuer will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

However, several adverse conditions and events could cast doubt upon the validity of this assumption. The Issuer has incurred significant operating losses over the past fiscal years and continues to be dependent on financing from related parties and from share issues to provide the funding necessary to meet product development, marketing and general operating expenses. However, management of the Issuer believes that the actions already taken or planned will mitigate the conditions and events which rise doubts about the validity of the going concern assumption used in preparing the attached financial statements.

The auditors for the Issuer are Staley, Okada, Chandler & Scott, Chartered Accountants. This accounting firm is a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants.

Share Capital

The Issuer is authorized to issue unlimited common shares without par value. The Issuer presently has 20,314,534 common shares issued and outstanding as at the date of this Annual Information Form.

Common Shares

The common shares of the Issuer are without par value. The holders of common shares are entitled to dividends, if, as and when declared by the Board of Directors, are entitled upon liquidation, dissolution or winding-up of the Issuer to receive those assets distributable to shareholders and are entitled to receive notice of and attend and vote at all meetings of the shareholders of the Issuer. Each common share carries with it the right to one vote.

In the event of liquidation, dissolution or winding-up of the Issuer or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Issuer has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the Board of Directors.

There are no indentures or agreements limiting the payment of dividends and all common shares issued by the Issuer rank equally as to voting power. There are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to any common shares.

There are no restrictions on the transfer of the Issuer's common shares. In order to change the rights of holders of the Issuer's stock, the shareholders of that class of the Issuer's stock must pass a special resolution by a majority of not less than two-thirds

(2/3s) of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. There are no limits on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities.

Options

The following table sets out the options (each an *"Option"*) which were granted by the Issuer to Directors and Executive Officers of the Issuer during the Issuer's most recently completed financial year and prior to the date of this Annual Information Form:

Name of Director and/or Executive Officer	Securities Under Option	% of Total Options Granted in Period	Exercise Price	Market Value of Securities Underlying Option @ Date of Grant	Expiry Date
Canadian Gravity Recovery Inc. [(1)]	***270,000	27%	$0.60	$2.05	May 3/05
	39,000	4%	$0.60	$0.55	Dec 15/05
John Royall, VP Business Development	*30,000	3%	$0.60	$2.05	May 3/05
	50,000	5%	$0.60	$0.55	Dec 15/05
Bernard Barlin, Director	*15,000	1.5%	$0.60	$2.05	May 3/05
	10,000	1%	$0.60	$0.55	Dec 15/05
Taryn Downing, Corporate Secretary	*30,000	3%	$0.60	$2.05	May 3/05
	30,000	3%	$0.60	$0.55	Dec 15/05
Lindsay Bottomer, Director	15,000	1.5%	$0.60	$0.55	Dec 15/05

(1) Canadian Gravity Recovery Inc. is a 100% wholly-owned company of Harry Barr.

Options indicated with (*) are vested as follows: *** ¾after 4 months and balance after 6 months. * vested over a 1 year period.

During the Issuer's most recently completed financial year, options expiring May 3, 2005 were repriced from $2.05 to $0.60.

Subsequent to year end, an additional 75,000 stock options were granted to Directors and Executive Officers of the Issuer as of the date of this Annual Information Form.

The following table sets out the Options granted by the Issuer to non-Executive Directors and employees of the Issuer prior to the Issuer's most recently completed financial year and which are issued and outstanding as at the date of this Annual Information Form:

Name of non-Executive Officers and/or employee	Securities Under Option	% of Total Options Granted in Period	Exercise Price	Market Value of Securities Underlying Option @ Date of Grant	Expiry Date
* Merle Frank	30,000	3%	$2.10	$2.05	May 3/05
* Werner Grieder	30,000	3%	$0.60	$2.05	May 3/05

** Shane Starnes	20,000	2%	$0.60	$2.05	May 3/05
** Wayne Shaw	20,000	2%	$0.60	$2.05	May 3/05
* Peter de Guia	30,000	3%	$0.60	$2.05	May 3/05
** Paul Searle	10,000	1%	$0.60	$2.05	May 3/05
* Audrey Savoie	20,000	2%	$0.60	$2.05	May 3/05
** David Isbister	5,000	0.05%	$0.60	$2.05	May 3/05
** Dawn Donahue	15,000	1.5%	$0.60	$2.05	May 3/05
* Gordon Steblin	30,000	3%	$0.60	$2.05	May 3/05
** Kristina Walcott	15,000	1.5%	$0.60	$2.05	May 3/05
** Charlotte Brown	10,000	1%	$0.60	$2.05	May 3/05
** Joel Harrison	5,000	0.05%	$0.60	$2.05	May 3/05
** Howard Nichol	15,000	1.5%	$0.60	$2.05	May 3/05

Options indicated with (*) are vested as follows: *Vested 1yr, **Vested 2yrs, *** 3/4 after 4months balance after 6months

During the year, 225,000 Options granted to non-executives were amended from a purchase price of $2.10 to $0.60.

During the year, 25,000 of the Options granted to non-executives on May 3, 2000 were cancelled.

During the year, 40,000 Options were exercised by non-executives.

Name of non-Executive Officers and/or employee	Securities Under Option	% of Total Options Granted in Period	Exercise Price	Market Value of Securities Underlying Option @ Date of Grant	Expiry Date
Audrey Savoie	20,000	2%	$0.60	$0.55	Dec 15/05
Peter de Guia	30,000	3%	$0.60	$0.55	Dec 15/05
Gordon Steblin	30,000	3%	$0.60	$0.55	Dec 15/05
Werner Grieder	20,000	2%	$0.60	$0.55	Dec 15/05
Wayne Shaw	20,000	2%	$0.60	$0.55	Dec 15/05
Kristina Walcott	20,000	2%	$0.60	$0.55	Dec 15/05
Paul Searle	20,000	2%	$0.60	$0.55	Dec 15/05
Charlotte Brown	20,000	2%	$0.60	$0.55	Dec 15/05
*Shane Starnes	45,000	4.5%	$0.60	$0.55	Dec 15/05
*Heather Pearson	25,000	2.5%	$0.60	$0.55	Dec 15/05

Options indicated with (*) are vested as follows: *1/3 after 4 months; 1/3 after 8 months; 1/3 after 12 months.

During the year, 5,000 Options were exercised by non-executives.

Subsequent to year end, an additional 360,000 stock options were granted to non-executives as of the date of this Annual Information Form.

In accordance with the current policies of the Exchange the Board of Directors of the Issuer is generally required, at each annual general meeting of shareholders of the Issuer, to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Issuer during the ensuing year and at such prices and in such amounts as may be determined by the Board of Directors of the Issuer, in their sole and absolute discretion, and as are acceptable with

the appropriate regulatory authorities and, in additions, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Issuer together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Issuer, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities.

The Issuer's existing *"Stock Option Plan"* authorizes the Board of Directors of the Issuer, in its sole and absolute discretion, to grant incentive stock Options to purchase commons hares of the Issuer to any Director, Officer, full-time or part-time dependent contractor employee or consultant of the Issuer upon whose judgment, initiative and efforts the Issuer may rely for the successful conduct of its business. The Issuer's existing Stock Option Plan does not provide criteria for determining the number of Options an individual shall be awarded, or the term of such Options, but confers broad discretion on the Board of Directors of the Issuer to make these decisions, subject to the rules and policies of the applicable stock exchange. In accordance with the current policies of the Exchange the Board of Directors of the Issuer is also generally required, and again at each annual general meeting of shareholders of the Issuer, to seek shareholder approval for the adoption by the Issuer of any updated Stock Option Plan pursuant to which the Issuer may then fix the maximum number of common shares for which Options may be granted under the Stock Option Plan at up to 20% of then issued and outstanding share capital of the Issuer until the next annual general meeting of the Issuer.

Securities Held in Escrow, in Pool or Subject to Hold Restrictions

Escrowed Securities

No common shares of the Issuer are presently subject to escrow.

Securities Subject to Pool

No common shares of the Issuer are presently subject to pooling restrictions.

Securities Subject to Hold Periods

No common shares of the Issuer are presently subject to hold period restrictions as to their transferability.

5.2 Dividends

The Issuer has not paid any dividends since incorporation and it has no plans to pay dividends. The Board of Directors of the Issuer will determine if and when dividends should be declared and paid in the future based on the Issuer's financial position at the relevant time. All of the common shares of the Issuer are entitled to an equal share in any dividends declared and paid.

5.3 Foreign GAAP

The Issuer's primary financial statements have not been prepared using foreign GAAP. Therefore, this section is not applicable to the Issuer.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

Fourth Quarter – Ended April 30, 2001

During the fourth quarter ended April 30, 2001, there were no material items that affected the Issuer's financial condition. Please refer to the management discussion for the year ended April 30, 2001 for further discussion and analysis.

Twelve Months Ended April 30, 2001 Compared To Twelve Months Ended April 30, 2000

It is a pleasure to be able to report that your Company had a most successful year during a period in which a majority of junior mining exploration companies were suffering from a lack of funding and new discoveries.

PFN's principal focus was on the River Valley platinum group metal project, a new PGM discovery, located east of Sudbury, Ontario. A 16,000 m (98 hole) diamond drill program funded by Anglo American Platinum Corporation Limited (Anglo Platinum) was completed in July at a cost of $2 million. Results from the program were extremely positive, and as such an independent mineral resource studies are currently being carried out by Derry, Michener, Booth and Wahl Consultants of Vancouver. These studies are anticipated to be completed by the end of September 2001. A Phase 5 program and budget for the balance of 2001 is expected to be approved by mid October.

Anglo Platinum, the world's largest producer of platinum group metals also entered into a second agreement with PFN on the Agnew Property, located west of Sudbury. The property has very similar potential to that seen at River Valley. The 2001 exploration budget of $1.18 million was approved in late July. The exploration program is currently underway, and consists of geological mapping, prospecting, sampling, geophysics and diamond drilling.

The company's technical team manages the exploration programs on both of these projects.

In addition to its principal projects at River Valley and Agnew, PFN is carrying out exploration for PGM on other projects in Ontario and Quebec. We will bring you up to date on these projects when the summer and fall exploration programs are completed.

PFN continues to carry out a very aggressive PGM property acquisition program and PFN's business plan is to acquire and develop PGM properties to a stage where major mining companies will enter into options/joint ventures agreements to fund the projects through to production and intends to maintain its premier position as a junior company focused on platinum group metal projects.

Summary of Results of the Operation

The fiscal year ending April 30, 2001 resulted in a net loss of $1,077,730 which compares with a loss of $756,732 for the same period in 2000. General and administrative expenses for the year ending April 30, 2001 were $966,531, an increase of $231,534 over the same period in 2000. Mineral property costs of $443,347 were written off while all other general and administrative costs increased from the previous year as the Company continued to actively explore its mineral properties. During the year, $76,900 was incurred to acquire mineral properties through the issuance of 105,000 shares. Mineral property costs of $2,399,980 were incurred with $1,877,955 being funded by Anglo (Kaymin Resources Ltd.) Interest income was $93,816 as compared to $42,921 the previous year. Project management fees at $238,332 were earned during the year.

Investor relations and shareholder relations activities undertaken by the company during the year ended April 30, 2001 cost $274,987 as compared to $239,070 for the same period in 2000. These activities included attendance at various trade shows. The company did not enter into any contracts with outside parties to conduct investor relations activities on the Company's behalf.

The significant differences between Canadian and U.S. GAAP on the financial statements for the twelve months ended April 30, 2001 are as follows:

- Under U.S. GAAP, compensation expense is recognized when the Company grants common shares, stock options, or other equity instrument to its employees. The amount of compensation expense during the year was $129,220.

- U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred may be deferred. Mineral acquisition costs and deferred exploration expenditures during the year was $163,579.

- The loss under Canadian GAAP for the year was $1,077,730. After adding mineral costs of $163,579 and stock based compensation expense to agents and consultants of $129,220 a loss under U.S. GAAP of $1,370,529 is reported. The loss per share under Canadian GAAP is $0.06 as compared to a $0.08 loss per share under U.S. GAAP.

Twelve Months Ended April 30, 2000 Compared To Twelve Months Ended April 30, 1999

In 2000, Pacific North West Capital Corp. (PFN) carried out a major exploration program for Platinum Group Metals (PGM) in the Sudbury Mining Division, Ontario. Most of the work was funded by Anglo American Platinum Corporation Limited (Amplats) which can earn to a 65% interest in specific PFN properties in this area by funding the projects through to production. Amplats will spend a minimum of $1.5 million on Company properties in 2000.

Most of the work was carried out on the River Valley PGM property situated 60 km northeast of Sudbury and comprised surface stripping, sampling and diamond drilling. These programs delineated significant PGM-copper-nickel values within a magmatic breccia unit that is 20 m or more thick and close to the contact of the River Valley Intrusion. Twenty-seven diamond drill holes (4800 m) were completed in two programs. Surface mapping, sampling and diamond drilling indicates that mineralization extends for a strike length of more than 800 m and to a depth of 180 m and beyond. Surface stripping exposed the mineralized breccias intermittently at the surface over a similar strike length. Additional drilling is scheduled to commence in early September, facilitated by Amplats increasing its original 2000 budget commitment of $1 million to $1.5 million.

The Company also managed exploration programs funded by Consolidated Venturex Holdings Limited which can earn a 50% interest in three PFN properties in the Sudbury area, known to contain significant PGM values in Nipissing Diabase (gabbroic) rocks.

In late June your Company entered into a Letter Agreement with New Millennium Metals Corporation (PGM) whereby it may earn 50% of PGM's interest in the Shakespeare-Dunlop property, 60 km west of Sudbury, which overlies the layered mafic Agnew Lake intrusion. This intrusion is comparable in age and composition to the River Valley Intrusion and also carries signific ant PGM values in magmatic breccias that are close to its contact. A program comprising geophysical surveys (I.P.) stripping and sampling, very similar to that which has produced excellent results at River Valley, will commence in September.

Formed in 1997, the Company is now recognized as a leader in spearheading the search for the next viable platinum group metal deposit in Canada. With the recent option of the Shakespeare-Dunlop property.PFN now holds substantial interest in two of the three most exciting platinum group metals targets in the Sudbury Mining District. To date the Company has concentrated its efforts on acquiring properties in the Sudbury area because of the excellent infrastructure and potential to host PGM deposits.

The Company continues to evaluate platinum group metal property opportunities throughout Canada, and further afield. The Company is well funded in comparison to most other junior mineral exploration companies, which will allow it to carry out substantial programs on propertie s not currently funded by Amplats.

Summary of Results of the Operation

The fiscal year ending April 30, 2000 resulted in a net loss of $756,732 which compares with a loss of $550,955 for the same period in 1999. General and administrative expenses for the year ending April 30, 2000 were $813,303, an increase of $237,623 over the same period in 1999. Mineral property costs of $78,306 were written off while all other general and administrative costs increased from the previous year as the Company continued to actively explore its mineral properties. During the year, $206,275 was incurred to acquire mineral properties through the issuance of 392,500 shares. Exploration expenditures of $1,006,611 were incurred with $865,156 being funded by Amplats. The Company also received option payments of $325,000 for several of its mineral properties. Interest income was $42,921 as compared to $20,725 the previous year.

Investor relations and shareholder relations activities undertaken by the company during the year ended April 30, 2000 cost $239,070 which included attendance at various trade shows. The company did not enter into any contracts with outside parties to conduct investor relations activities on the Company's behalf.

The significant differences between Canadian and U.S. GAAP on the financial statements for the twelve months ended April 30, 2000 are as follows:

- Under U.S. GAAP, compensation expense is recognized when the Company grants common shares, stock options, or other equity instrument to its employees. The amount of compensation expense during the year was $59,757.

- U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred may be deferred. Mineral acquisition costs and deferred exploration expenditures during the year was $405.

The loss under Canadian GAAP for the year was $756,732. After adding mineral costs of $405, and stock based compensation expense to agents and consultants of $59,757 a loss under U.S. GAAP of $689,004 is reported. The loss per share under Canadian GAAP is $0.06 as compared to a $0.07 loss per share under U.S. GAAP.

Flow – through shares

The resources expenditure deductions for income tax purposes, related to exploration activities funded by flow-through shares arrangements are renounced to investors in accordance with current legislation. Exploration properties and share capital are reduced by the estimated cost of the renounced tax deductions when the expenditures are incurred. The terms of these shares provide that the company renounce the related tax deductions on qualifying expenditures to the investors on or before December 31, 2000. On December 31, 1999, the company issued 2,500,500 flow-through shares by way of a private placement. The flow-through shares were sold as a part of unit which included one flow-through share and one half of one non-transferable common share purchase warrant. Each unit cost the subscriber $0.40. Proceeds from the flow-through share issue were $1,000,200. As at April 30, 2000, $704,599 of restricted funds raised on the flow-through issue, remain to be expended and renounced to investors. It is anticipated that all of these funds will be expended by December 31, 2000.

The company has no income taxes payable and no taxable income. It is not expected that there will be any taxable income in the near future and there are loss carry forwards which may be offset against taxable income for a period of seven years.

US Generally Accepted Accounting Principles

See the Consolidated Financial Statements for a comparison of the accounting differences between Canadian GAAP and US GAAP as applicable to the Company's operations.

Capital Resources and Liquidity

Twelve Months Ended April 30, 2001 Compared to Twelve Months Ended April 30, 2000

The Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments will be met from the company's existing cash position. During the year 3,163,355 shares of the Company were issued for $1,653,181, for a total issued and outstanding of 19,357,480 shares at April 30, 2001. The Company's April 30, 2001 working capital of $2,630,932 is sufficient to meet its general and administrative expenses over the next 24 months and to complete its proposed exploration programs. The Sudbury projects have no internal exploration funds budgeted as these are being funded by various third parties and further joint ventures with third parties are continually being negotiated to further develop these properties.

The Company's future profitability is dependent on the successful definition of geological resources on its mining properties and the establishment of positive comprehensive feasibility studies on these geological resources. Upon completion of positive feasibility studies, the Company's success is dependent on the successful construction, financing and operation of a facility to extract the minerals from the geological resource located. The Company will continue to seek new mining opportunities. The Company presently has no producing properties, and the Company's material properties contain no known mineral reserves; the limited activities on such properties to date have been exploratory in nature. Except as disclosed herein, the Company does not possess reliable information concerning the history of previous operations including the names of previous operators, if any, on any of its properties.

Future profitability will also be affected by the level of taxes imposed by the jurisdiction in which the Company operates. Furthermore, the Company's operations may be affected by regulatory authorities in the jurisdictions in which the Company operates. The Company is not currently aware of any factors or current recommendations by the taxation or regulatory authorities in Canada that may have a material impact on the Company's operations.

Twelve Months Ended April 30, 2000 Compared to Twelve Months Ended April 30, 1999

The Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments will be met from the company's existing cash position. During the year 6,190,625 shares of the Company were issued for $1,945,949, for a total issued and outstanding of 16,089,125 shares at April 30, 2000. The Company's April 30, 2000 working capital of $1,254,649 is sufficient to meet its general and administrative expenses over the next 24

months and to complete its proposed exploration programs. The Sudbury projects have no internal exploration funds budgeted as these are being funded by various third parties and further joint ventures with third parties are continually being negotiated to further develop these properties.

6.2 Foreign GAAP

See Management discussions of US GAAP in financial statements.

ITEM 7: MARKET FOR SECURITIES

7.1 Market for Securities

The Issuer's common shares are listed for trading on the Toronto Stock Exchange and have been since June 8, 2001. The following is for financial year ended April 30, 2001 and up to the date of this Annual Information Form.

Years 2001 and 2000	$High	$Low	Volume
March 2002	0.98	0.63	1,329,153
February 2002:	0.68	0.53	661,710
January 2002:	0.66	0.53	413,227
December 2001:	0.62	0.45	506,874
November 2001:	0.70	0.47	435,480
October 2001:	0.58	0.40	390,300
September 2001:	0.72	0.40	263,000
August 2001:	0.70	0.58	204,160
July 2001:	0.87	0.65	479,080
June 2001:	0.99	0.85	461,697
May 2001:	1.14	0.85	1,309,701
April 2001:	1.10	0.78	1,087,660
March 2001:	1.47	0.81	4,315,645
February 2001:	0.84	0.69	870,675
January 2001:	0.95	0.56	1,749,747
December 2000:	0.65	0.49	1,131,038
November 2000:	0.70	0.49	626,380
October 2000:	0.85	0.52	1,248,175
September 2000:	1.05	0.66	1,074,068
August 2000:	1.59	0.66	2,423,040
July 2000:	1.69	1.16	1,004,589
June 2000:	1.87	1.26	1,786,990
May 2000:	2.70	1.26	2,306,125

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

Directors and Senior Management

The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Issuer have been engaged during the immediately preceding five years are as follows:

Name, City of Residence and Other Positions, if any, held with the Issuer	Principal Occupation or Employment during the Past Five Years	Director Since	Number of Common Shares Beneficially Owned or Directed
Harry Barr(1) Vancouver, BC President, Chief Executive Officer and a Director	Businessperson	May 29, 1996	1,442,670
John Royall West Vancouver, BC VP, Business Development and a Director	Businessperson	Sept. 29, 1997	166,190
Lindsay Bottomer North Vancouver Director	Businessperson	April 16, 1998	10,400
Bernard Barlin United Kingdom Director	Businessperson	April, 2000	13,500
Taryn Downing Canada Corporate Secretary	Businessperson	April 16, 1998	Nil

(1) Harry Barr is the beneficial owner of Canadian Gravity Recovery Inc. which holds 374,000 common shares of the Issuer as of the date of this Annual Information Form.

Harry Barr is the beneficial owner of 293020 BC Ltd. which holds 1,068,670 common shares of the Issuer as of the date of this Annual Information Form.

The following are brief profiles of the Directors and Officers of the Issuer:

➤ **Harry Barr**; President, Chief Executive Officer and a Director.

Mr. Barr, the Company's founder, has been a key to its success by directing its corporate development. Mr. Barr has been involved in the mining industry for over 20 years and has an extensive background in business management, corporate finance, and marketing. Mr. Barr has held the following positions: President, CEO, and Director of CanAlaska Ventures Ltd. from July 1985 to present; President, Chief Executive Officer and a Director from July 1985 to February 1999, and Chairman, CEO and Director from February 1999 to present of International Freegold Mineral Development Inc.; President, CEO, and Director of Pacific North West Capital Corp. from May 1996 to present; Director of El Nino Ventures Inc. from May 1999 to present; Director of International Ballater Resources Inc. from March 1996 to December 1997; Director of Banner Mining Corporation from June 1996 to May 1999; Director of Kings Cross Communities Incorporated (formerly Bijou Resources Corp.) from May 1981 to May 2000; and a Director of Cinemage Capital Corp. from September 1998 to present.

➤ **John Royall**; VP, Business Development and Director

Mr. Bird has been the Director of CanAlaska Ventures Ltd. from 1998-present; The Managing Director of Lion Mining Finance from 1995-present; Director of MIT Ventures Corp. from 1996-present; Director of Bushman Resources Inc. from 1996-present; Manager, Operations and Technical Services of Petromin from 1993-1995; Managing Director of Plateau Mining PLC from 1989-1993.

➤ **Lindsay Bottomer**, Director

Mr. Barlin has over 40 years of experience in the mining industry. Mr. Barlin is retired and worked with Hudson Bay Mining and Smelting Company as a consulting metallurgist from March 1986 to April 1989 and as an Assistant General Manager from January 1984 to March 1986. Mr. Barlin has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K. Mr. Barlin is a Director of the following companies: Director of CanAlaska Ventures Ltd. from March 1989 to present; Director of Pacific North West Capital Corp. from April 2000 to present; Director of International Freegold Mineral Development Inc. from August 1989 to present; Director of International Landmark Environmental Inc. from March 1994 to present.

➤ **Taryn Downing**; Vice President of Administration and Corporate Secretary.

Ms. Downing has been Vice President of Administration and Corporate Secretary of CanAlaska Ventures Ltd. from September 1995 to present. Ms. Downing has also been Vice President of Administration and Corporate Secretary of both International Freegold Mineral Development Inc. and Pacific North West Capital Corp. from April

1998 to present and of El Nino Ventures Inc. from May 1999 to present. Ms. Downing was Corporate Secretary of Banner Mining Corporation from May 1996 to May 1999 and of International. Ballater Resources Inc. from March 1996 to December 1997.

➤ **Bernard Barlin**, Director

Mr. Barlin, P.Eng., C.Eng., has over 40 years of experience in the mining industry. Mr. Barlin is retired and worked with Hudson Bay Mining and Smelting Company as a consulting metallurgist from March 1986 to April 1989 and as an Assistant General Manager from January 1984 to March 1986. Mr. Barlin has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K. Mr. Barlin is a Director of the following companies: Director of Pacific North West Capital Corp. from April 2000 to present; Director of CanAlaska Ventures Ltd. from March 1989 to present; Director of International Freegold Mineral Development Inc. from August 1989 to present; Director of International Landmark Environmental Inc. from March 1994 to present.

Other Reporting Issuers

The following Directors, Officers, promoters or other members of management of the Issuer have held a position as a director, officer, promoter or other member of management of other reporting issuers within five years prior to the date of this Annual Information Form:

Name & Position held with the Company	International Freegold Mineral Development Inc.	CanAlaska Ventures Ltd.	El Nino Ventures Inc.	293020 BC Ltd.(2)	Canadian Gravity Recovery Inc.(1)
Harry Barr President, CEO and Director	President, CEO, and Director	President, CEO, and Director	Director	President, Secretary and Director	President and Director
John Royall VP, Business Development and Director	N/A	N/A	N/A	N/A	N/A
Lindsay Bottomer Director	N/A	N/A	N/A	N/A	N/A
Bernard Barlin Director	Director	N/A	N/A	N/A	N/A

Taryn Downing Secretary and VP, Administration	Secretary, VP, Administration	Secretary	Secretary	N/A	N/A

(1) Harry Barr is the beneficial owner of all the issued and outstanding shares of Canadian Gravity Recovery Inc. which owns 374,000 of the Issuer as of the date of this Annual Information Form.

(2) Harry Barr is the beneficial owner of all the issued and outstanding shares of 293020 BC Ltd. which owns 1,068,670 of the Issuer as of the date of this Annual Information Form.

Compensation

Executive Compensation

The Issuer's fiscal year end is the 30th day of April.

Pursuant to Form 41 of the *Securities Rules* (British Columbia), the Issuer is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

The Issuer has created five Executive Offices, namely that of President, Secretary, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. In this regard the Issuer's named Executive Officers (collectively, the "*Named Executive Officers*") are as follows:

Harry Barr - Mr. Barr became a Director of the Issuer and the Issuer's current President and Chief Executive Officer effective on May 29, 1996.

John Royall - Mr. Royall became a Director of the Issuer effective on September 29, 1997.

Lindsay Bottomer - Mr. Bottomer became a Director of the Issuer effective on April 16, 1998.

Bernard Barlin – Mr. Barlin became of Director of the Issuer effective on April, 2000.

Taryn Downing – Ms. Downing became the Corporate Secretary and VP, Administration on April 16, 1998.

For the purpose of this Annual Information Form, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

> "*Equity security*" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;
>
> "*Option*" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;
>
> "*LTIP*" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and
>
> "*SAR*" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table details the compensation paid to the Issuer's Named Executive Officers during the Issuer's three most recently completed financial years:

Summary Compensation Table

		Annual Compensation		Long-Term Compensation		
Name and Principal Position(1)	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts(2) ($)	Securities under Options/ SARS Granted(3) (#)	Restricted Shares or Restricted Share Units (#)

Harry Barr President, Chief Executive Officer and a Director	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	64,400 37,300 21,300	309,000 65,000 Nil	Nil Nil Nil
John Royall[(2)] VP, Business Development and a Director	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	101,572 101,448 36,285	80,000 200,000 Nil	Nil Nil Nil
Taryn Downing VP, Administration & Secretary	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	42,070 33,920 6,697	60,000 83,000 25,000	Nil Nil Nil

(1) Please refer to the disclosure found above the "Summary Compensation Table" for a detailed description of the Issuer's Named Executive Officers.

(2) Consulting services.

(3) Options granted to Executive Officers during the year ended April 30, 2001 were 449,000.

Subsequent to year end, an additional 55,000 stock options were granted to Executive Officers as of the date of this Annual Information Form.

The Issuer anticipates that compensation for the Named Executive Officers of the Issuer will be the same for the Issuer's next financial year as it was for the Issuer's most recently completed financial year.

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Issuer has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

Other than as set forth in the Notes to the "Summary Compensation Table" as described hereinabove, no other Options or SARs were granted or are in effect and in favour of any of the Issuer's Named Executive Officers for the Issuer's most recently completed financial year.

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value

The aggregate net value of Stock Options exercised during the Issuer's year ended April 30, 2001 was $104,652.30.

Defined Benefit Plans

The Issuer does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of Directors

For the Issuer's most recently completed fiscal year:

(a) There were no compensation of any kind was accrued, owing or paid to any of the Issuer's Directors for acting in their capacity as such;

(b) There were no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Issuer's Directors for acting in their capacity as such;

(c) There were no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Issuer's Directors for services rendered, or proposed to be rendered, to the Issuer as consultants or experts;

(d) There were no outstanding LTIPs in effect in favour of any of the Issuer's Directors;

(e) There were $208,042 LTIP payouts to the Issuer's Directors for consulting services rendered; and

(f) There were 449,000 Stock Options granted to the Issuer's Directors in the most recently completed financial year:

Board of Directors' Practices

The following is a list of the appointment dates of the current Directors and Executive Officers of the Issuer:

Director and Officer	Position with the Issuer
Harry Barr	President, Chief Executive Officer and a Director first appointed on May 22, 1985
John Royall	VP, Business Development and a Director
Lindsay Bottomer	Director
Bernard Barlin	Director
Taryn Downing	VP, Administration and Corporate Secretary first appointed on September 15, 1995

In accordance with the present Articles of Continuance and By-laws of the Issuer the Directors of the Issuer are elected by the shareholders at each annual general meeting of the Issuer, or, in the event of a vacancy, they are appointed by the Board of Directors then in office, to serve until the next annual general meeting of the Issuer or until their successors are elected and ratified.

Pursuant to Business Corporations Act a reporting company is required to elect an Audit Committee comprised of not fewer than three Directors, of whom a majority shall not be Officers or employees of the Issuer or an affiliate of the Issuer. At a Directors' meeting of the Issuer to be held following the next annual general meeting of the Issuer the Issuer's then Board of Directors will appoint an Audit Committee for the ensuing year. The Audit Committee's functions are to review the Issuer's financial statements prior to review and approval by the Board of Directors of the Issuer, to approve auditors' fees, to prepare an audit plan in conjunction with internal and external auditors, to address audit-related issues, to review the Issuer's post-audit confirmations and to review the performance of the Issuer's Chief Financial Officer.

The Issuer currently has no Executive, Compensation or Nominating Committees. At a Directors' meeting of the Issuer to be held following the next annual general meeting of the Issuer it is presently expected that the Issuer's then Board of Directors will appoint a Corporate Governance Committee.

The Business Corporations Act provides that a shareholder has the right to apply to the Supreme Court on the grounds that the Issuer is acting or proposes to act in a way that is prejudicial to such shareholder. On such an application the Court may make such order as it sees fit including an order to prohibit any act proposed by the Issuer. Under the Business Corporations Act a shareholder, director, former director, officer, former

officer, the Registrar of Companies or any other person who, in the discretion of the Court, is a proper person to seek an oppression remedy, can apply for a preventative order where an act or omission of a corporation or its affiliates or the powers of the directors of a corporation or its affiliates are being exercised in a manner that is oppressive or unfairly prejudicial to any security holder, creditor, director or officer.

Under the Business Corporations Act a shareholder, director, officer of former shareholder, Director of Officer of the Issuer or its affiliates, the Registrar of Companies and any other person who, in the discretion of the Court, is a proper person to make an application to bring a derivative action, may, with leave of the Court, bring an action in the name of and on behalf of the Issuer to enforce an obligation owed to the Issuer that could be enforced by the Issuer itself or to obtain damages for any breach of such an obligation. In addition, the Business Corporations Act permits derivative actions to be commenced in the name of and on behalf of the Issuer or any of its subsidiaries.

Share Ownership

Directors and Officers

The share ownership in the Issuer held directly or indirectly by the Directors and Executive Officers of the Issuer are as indicated in the table below:

Name	Office	Number of Common Shares
Harry Barr	President, Chief Executive Officer and a Director	1,442,670
John Royall	Director	166,190
Lindsay Bottomer	Director	10,400
Bernard Barlin	Director	13,500
Taryn Downing	Secretary	Nil

As a group the Directors and Executive Officers of the Issuer hold 1,634,760 common shares; which is 8% of the total amount of issued and outstanding common shares of the Issuer.

Public and Insider Ownership

The Directors, Officers and insiders of the Issuer hold an aggregate of 1,632,760 common shares of the Issuer on a non-fully diluted basis, being 8% of the issued and outstanding common shares of the Issuer, as opposed to the public owning an aggregate of 18,681,774 common shares of the Issuer, or 92% of the issued and outstanding common shares of the Issuer as of the date of this Annual Information Form.

Major Shareholders

To the knowledge of management of the Issuer, as at the date of this Annual Information Form there is no person who beneficially owns or will own, directly or indirectly, or exercises or will exercise control or direction over, more than 10% of the issued and outstanding shares of the Issuer as of the date of this Annual Information Form except for the following:

Name	Number of Common Shares	Percentage of Issued Shares
CDS & Co. 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	16,143,942	79.5%

(1) The Issuer is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Issuer.

(2) This information was supplied to the Issuer by the Issuer's registrar and transfer agent, Computershare Trust Company.

(3) The beneficial ownership of this entity is unknown to the Issuer.

All the shareholders of the Issuer have the same voting rights. To the best of the Issuer's knowledge, the Issuer is not owned or controlled, directly or indirectly, by another corporation or by any foreign government. To the best of the Issuer's knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Issuer.

8.2 Corporate Cease Trade Orders or Bankruptcies

None of the Directors, Officers, promoters or members of management of the Issuer are or have been, within the past five years, a director or officer of any company which:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

8.3 Penalties or Sanctions

None of the Directors, Officers, promoters or members of management of the Issuer have, within the ten years prior to the date of this Annual Information Form, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

8.4 Personal Bankruptcies

None of the Directors, Officers, promoters or members of management of the Issuer have, within the five years prior to the date of this Annual Information Form, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

8.5 Conflicts of Interest

Some of the Directors and Officers of the Issuer also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through exercise by the Directors and Officers of such judgement as is consistent with their fiduciary duties to the Issuer which arise under Yukon Territory and Canadian corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as Directors or Officers of the Issuer. All conflicts of interest will be resolved in accordance with the appropriate business corporation statute. Any transactions with Directors and Officers will be on terms consistent with industry standards and sound business practices in accordance with the fiduciary duties of those persons to the Issuer and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

Related Party Transactions

None of the current Directors or Officers of the Issuer nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions of the Issuer or in any proposed transaction which, in either case, has or will materially affect the Issuer.

ITEM 9: ADDITIONAL INFORMATION

9.1 Additional Information

The Issuer undertakes, upon request to the Secretary of the Issuer, to provide to any person or company, when the securities of the Issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i) one copy of the Annual Information Form of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the comparative financial statements of the Issuer for its most recently completed financial year, for which financial statement have been filed, together with the accompanying report of the Issuer's auditors thereon, together with one copy of the most recent interim financial statements of the Issuer that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii) one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i) to (iii) hereinabove;

or, at any other time, one copy of any document referred to in paragraphs "(i)", "(ii)" and "(iii)" hereinabove; provided the Issuer may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Issuer.

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities

and interests of insiders in material transactions, where applicable, are contained in the Issuer's most recent Information Circular for its annual general meeting which was held on October 17, 2001. Additional financial information is provided in the Issuer's audited financial statements for its most recently completed financial year ended April 30, 2001 and for the period ending October 31, 2001 which are attached to this Annual Information Form and which form a material part hereof.

Derry, Michener, Booth & Wahl Consultants Ltd.

REVIEW OF EXPLORATION RESULTS

RIVER VALLEY PROPERTY

& AGNEW PROPERTY

FOR

PACIFIC NORTH WEST CAPITAL CORP.

(AS OF JANUARY 31, 2001 WITH REVISIONS TO MARCH 22, 2001)

Vancouver, BC

March 26, 2001

Derry, Michener, Booth & Wahl
Consultants Ltd.

I.S. Thompson, P.Eng

TABLE OF CONTENTS

LIST OF ILLUSTRATIONS

LIST OF TABLES

APPENDICES:

3.0 SUMMARY

At the request of **Pacific North West Capital Corporation (PFN),** Derry, Michener, Booth & Wahl Consultants Ltd. (DMBW) have reviewed the Exploration Results, as at January 31,2001, on **PFN's River Valley and Agnew Properties,** Sudbury Mining Division, Ontario. Data on River Valley has been updated to March 22, 2001 with the release of assays from 11 new holes on that date.

3.1 Summary - River Valley Property

The River Valley property has been intensively explored by PFN. Since 1998 work has comprised: prospecting, extensive rock sampling and assaying, geophysical surveys, geological mapping and four phases of diamond drilling totaling 8655 metres in 51 holes. Of this 11 holes relate to the Phase IV program currently in progress.

The property consists of 324 unpatented mining claim units in 30 claim blocks, 29 of which are contiguous, that cover 5184 hectares (51.8 km^2). Anglo American Platinum Corporation is currently financing the exploration programs to earn a 50% working interest. A 60% interest can be earned by completing a feasibility study, rising to a 65% interest for arranging all production financing.

The property is primarily underlain by rocks of the River Valley Intrusion (RVI), a large Paleoproterozoic (ca. 2.56 to 2.47 Ga) intrusion. The intrusion consists primarily of leuconorite and leucogabbro with subordinate anorthosite, gabbro and pyroxenite. The RVI covers more than 100 km^2 and lies adjacent to, and straddles the Grenville Front within the Grenville Province and the Grenville Front Tectonic Zone (GFTZ).

The objective of exploration is the search for an open-pittable magmatic, contact-type platinum group mineral (PGM) deposit, similar in size and grade to North American Palladium's Lac des Iles mine, north of Thunder Bay, Ontario. Principal economic elements are platinum-palladium +/- rhodium, usually accompanied by minor sulphide with recoverable nickel and copper contents, and often by gold. Sulphide mineralization occurs as magmatic sulphide grains that are primarily disseminated and bleb textured, with subordinate net-textures. Principal minerals are chalcopyrite, pyrrhotite, and pentlandite with subordinate pyrite, cubanite and bornite. Sulphide contents generally range from 1-5% total sulphide but can reach 10%. There is a moderate correlation between patches of blue-gray quartz, elevated biotite contents and PGM-bearing sulphide mineralization

The property includes three main mineralized areas with anomalous PGM-Cu-Ni sulphide mineralization: Dana Lake, Lismer's Ridge (2 km southeast), and Azen Creek, 6 km southeast. PGM mineralization (Pt+Pd+Au +/- Rh) exceeding 200 ppb PGM occurs extensively within a sequence of felsic to mafic magmatic breccias and fragment-bearing units that have been intermittently exposed and drill-tested along a prospective +10 km long intrusive contact.

The **Dana Lake** Area, consists of seven zones of PGE –Cu-Ni mineralization along a strike length of >900m; L700N, L600N, Road Zone, North Zone, Central Zone, Trench Zone and South Zone). At **Lismer's Ridge**, surface mineralization is intermittently exposed over a NW-SE strike length >800 m, where it occurs within a similar geological environment to the Dana Lake Area. Widely

spaced exploration drill holes in the Lismer's Ridge area have encountered mineralization, including some of the highest values yet encountered on the property, to depths of 100m below surface.

Drilling to date suggests that the main core of breccia-hosted mineralization is 20- 50 m thick and persists to depths >190 m. In addition, the drilling demonstrates predictable grade to depth with significant high grade intersections (5 to 10 g/t 3E (3E = Pt + Pd + Au) over 1 to 5 m & 3 to 5 g/t 3E over 5 to 10 m) enveloped by broader (commonly >20 m and sometimes >150 m) lower grade (1.0 to 1.5 g/t (1000 to 150 ppb) 3E and 4E (4E = Pt +Pd +Au + Rh) intersections. Individual assays >10 g/t 4E occur as well. Gold is about 5% of 3E concentration and rhodium is about 1.3% of the 4E concentration.

Construction of bench (level) plans by DMBW shows subsurface continuity of mineralization, above a cut-off grade of 500 ppb 3E, that ranges from 225 to 380 metres along the NW strike of the gabbro breccia and extends to the currently tested depth of 200m.

DMBW recommend a two-phase exploration program at a total cost of $2,800,000 with the following objectives:

The Phase I program, at a cost of $1,800,000, is essentially an 11,000 metre NQ drilling program designed to:

1. Block out a mineral resource of PGM mineralization extending from the Dana North Zone through to the Dana South Zone.

2. Expand the Lismer zone and to test the prospective contact at 100 - 200 m intervals.

3. Prospect, map, strip and IP survey the prospective intrusive contact beyond the showings.

The Phase II program (which would be conditional on success in the first phase) entails detail drilling of the Dana Lake and Lismer's Ridge Zones at a further cost of $1,000,000.

To this date PFN have drawn down Phase IV Exploration Program funds (DMBW Phase I) of about $500,000 representing the costs for the first quarter of 2001. At this point 1875 metres (11 holes assays released) and 3630 metres (20 holes, no assays) of the 11,000 metre drilling program have been completed.

The drilling will resume when all assays have been received for the outstanding 20 holes and all data has been compiled and interpreted.

In the opinion of DMBW the samples are representative of the mineralization, however a quality control program should be initiated. Environmental baseline studies and closure plans should also be carried out.

DMBW are satisfied that the exploration has been conducted in a proper and workman like manner.

The River Valley Property is of sufficient merit to justify the recommended program.

3.2 Summary - Agnew Property

The Agnew Property (Pd-Pt-Rh-Au-Cu-Ni) lies within Shakespeare, Dunlop, Shibananing, Gough and Porter townships, and is located about 100 km west-southwest of the City of Sudbury, Sudbury Mining Division, Ontario. The property claim group consists of 485 unpatented mining claim units that are contiguous and cover 7760 hectares.

The property has been explored since the early 1950's with the most substantial and successful programs being carried out by BP Resources Canada Ltd., (BP) in the late 1980's and early 1990's. Their work and more recent efforts by New Millenium Metals Corp. (NMM) in 1999, resulted in the discovery of the known areas of mineralization.

The Agnew Lake Intrusion (ALI) is one of several Paleoproterozoic (2.56 to 2.47 Ga) intrusions that occur along the Superior-Southern Province boundary in central Ontario. These intrusions generally contain anomalous Pd-Pt-Rh-Au-Cu-Ni sulphide mineralization along or proximal to the contact of the intrusion, usually hosted within heterolithic, inclusion-bearing gabbroic rocks.

The purpose of the exploration program is to find 'contact-style' PGE mineralization, similar to that found at PFN's River Valley Property, about 60 km east of Sudbury. PGM mineralization at River Valley is known to extend for several hundred metres along strike and to depths of more than 200 m. Grades between 1 and 2 g/t Pt+Pd+Au occur within mineralized breccias that have widths of 60 m or more. Similarities with the River Valley property suggest that the Agnew Property also has potential for bulk tonnage, PGM mineralization.

The Agnew Property includes six main Pt-Pd-Rh-Au-Cu-Ni sulphide mineralized areas, called zones: 1) A-Zone: located along the western margin of the intrusion; 2) B2-Zone: located along the northwest portion of the intrusion; 3) B-Zone: located in the northwest corner of the intrusion; 4) C-Zone: located along the northern contact of the intrusion; 5) D-Zone: located along the northern contact, approximately 2 km east of the C-Zone; and, 6) Mong Lake Zone: located along the southern contact of the intrusion.

In 2000 PFN completed the following program: 1) establishing detailed and regional exploration grids; 2) regional prospecting and sampling; 3) stripping and cleaning of selected outcrop areas; 4) detailed sampling of cleared areas; and, 5) induced-polarization and ground magnetometer geophysical surveys.

About than 400 surface samples (202 grabs from regional prospecting and 201 samples from detailed sampling) were collected during the exploration program. Regional prospecting confirmed the presence of anomalous PGE sulphide mineralization in areas previously identified by BP Resources and New Millennium. The highest value from surface sampling was 5.61 g/t (Pt+Pd+Au), collected from the B2-Zone. Samples from the 2.5 m x 2.5 m detailed grid returned anomalous values with the highest surface sample assaying 2.46 g/t (Pt+Pd+Au); this sample was from the AZ1 stripped area.

DMBW recommends a comprehensive Phase I exploration program comprising line cutting, prospecting and sampling, bedrock mapping, stripping and detailed sampling, geophysics, and a stratigraphic diamond drilling at a cost of $600,000. A Phase II drilling program, if warranted, is recommended as well at a further cost of $520,000.

4.0 INTRODUCTION AND TERMS OF REFERENCE

At the request of Mr. John Royall, P.Eng. Vice –President Corporate Affairs of **Pacific North West Capital Corporation (PFN),** Derry, Michener, Booth & Wahl Consultants Ltd. (DMBW) have reviewed the Exploration Results as at January 31, 2001, and revised to March 22, 2001, on PFN's **River Valley Property**, located in Dana and Pardo townships, Sudbury Mining Division, Ontario.

DMBW's objective is to prepare a Technical Report, in compliance with National Policy 43-101, to be included in a submittal by PFN for a listing of the corporation's shares for trading on the Toronto Stock Exchange (TSE). DMBW is also to recommend the next logical stage in the exploration of the property and its cost.

The River Valley property has been intensively explored by PFN since optioning it from local prospectors in 1999. Work has comprised; prospecting, rock sampling, geophysical surveys, geological mapping and four phases of diamond drilling totaling 8655 metres in 51 holes.

The property contains significant Platinum Group Minerals (PGM) such as Platinum (Pt) Palladium (Pd), Rhodium (Rh) as well as Gold (Au), Copper (Cu), and Nickel (Ni). Several prominent PGM mineralized zones have been discovered.

The majority of the data used in the preparation of this report and contained in this report has been derived from five principal reports prepared by PFN over the 2-year period 1999-2000, as listed in section 21 References. These are the Phase I, II Exploration reports and the Phase I, II, III Drilling reports. All data, including plans and sections and all assay and check assay data have been made available in digital form and in hard copy.

The effective date of the exploration data is March 22, 2001, the date the company halted the Phase IV drilling program. A total of 31 holes had been completed; assays had been received by PFN for only 11 of these.

Full and cooperative discussions were held with Mr. Scott Jobin-Bevans, MSc of JB Exploration and Development Inc., who is directing the field program, and with all technical staff connected with the project in Sudbury, during the recent visit of the Qualified Person, Mr. Ian S. Thompson, P.Eng, President of DMBW. The field exploration site was examined in its winter condition, wherein all outcrops were blanketed with 2 –3 m of snow. Drill core and sampling procedures were examined in the secure Sudbury core shack. A new drilling phase had just started.

DMBW also studied several recent Ontario Geological Survey (OGS) reports on the PGM mineralization at River Valley and throughout the district.

DMBW have also reviewed general technical data on PGM deposits in Canada and Ontario in its files, and have held numerous discussions with workers in the Sudbury District.

Following completion of the initial review DMBW were provided, by press release on March 22, with drill hole and assay data for 11 holes completed in 2001 on the Dana and Lismer Zones. Data from these holes has been included in this report.

Following the completion of the initial report DMBW also reviewed year 2000 exploration results on PFN's Agnew Property, 70 kilometres to the west of Sudbury, covering a similar intrusive.

5.0 DISCLAIMER

- *DMBW have relied on the property descriptions in Section 6.0, which have been prepared by the PFN corporate office.*
- *DMBW have not checked title to the claims with the Sudbury Mining Recorder and hereby disclaim all responsibility for such matters.*
- *DMBW is unaware of any technical data other than that presented by PFN.*

6.0 PROPERTY DESCRIPTION AND LOCATION

The River Valley property lies within Dana and Pardo Townships and is located about 100 road kilometres (50 km direct) northeast of the City of Sudbury, Ontario (see Figure 6-1). The coordinates of the centre of the property are approximately 555356mE and 5172290mN (UTM 17, NAD 27).

The River Valley property claim group consists of 324 unpatented mining claim units (30 claim blocks) that cover 5184 hectares (51.8 km^2 or 12,960 acres). The majority of the claims are located in Dana Township with 4 of the 30 blocks located immediately to the north in Pardo Township (see Figure 6-2). The claim group is contiguous, with the exception of claim S-1229380, located south of the main group in Dana Township. Both Dana and Pardo Townships are in the Sudbury Mining District. The townships are unsurveyed.

The claims have not been legally surveyed.

A total of 226 original option claims totalling 3616 ha require annual option payments of $90,400 (Table 1a – Appendix A). The optioned claims are owned by Lorne Luhta (33.33%), Bob Bailey (33.34%), Ron Orchard (33.33%). These claims are subject to a total 3% net smelter royalty to the three vendors; 2% can be purchased outright by PFN for $2 million cash.

A total of 98 claims totalling 1568 ha are owned 100% by PFN require annual payments of $39,200 (Table 1b – Appendix A).

All claims (324 units) are subject to PFN's Farm-In (joint-venture) agreement with Anglo American Platinum Corporation Limited (Anglo Platinum) dated July 14, 1999. Through Kaymin Resources Ltd. (Kaymin), its fully owned subsidiary, Anglo Platinum can earn a 50% interest in the River Valley

property by paying PFN $300,000 (received) and spending $4 million on exploration over a five year period. In 1999 and 2000 expenditures totalled $2 million. Kaymin had the right as of December 31st to vest a 25% interest, but have not elected to do so, thus PFN currently holds a 100% working interest. Kaymin may increase its interest to 60% by completing a feasibility study, and further to 65% by arranging all mine financing through to production.

To the best of PFN's knowledge there are no environmental liabilities against the mining claims.

All exploration to date has been carried out with appropriate work permits from the MNR permits. For the future drilling phases a more elaborate permit may be applied for but to PFN's knowledge there is no impediment to receiving one.



Pickle Lake
Red Lake
ONTARIO
Kenora
Geraldton
Cochrane
Timmins
Hemlo
Thunder Bay
Kirkland Lake
River Valley Pd-Pt-Rh Property
Chapleau
Sudbury
North Bay
OTTAWA
Toronto
Windsor
KILOMETRES
0
200
400

Figure 6-1: Location of the River Valley Pd-Pt-Rh-Au-Cu-Ni Property, Sudbury Mining Division, Ontario, Canada



River Valley Intrusion: Anorthosite/Gabbro
Pt-Pd-Rh Mineralization
Highway/Road
Mining Claim No.
N
SOUTH PARDO
DANA LAKE AREA
LISMER'S RIDGE
VARLEY SHOWING
AZEN CREEK AREA
JACKSON'S FLATS
PARDO TOWNSHIP
DANA TOWNSHIP
JANES TOWNSHIP
McWILLIAMS TOWNSHIP
CRERAR TOWNSHIP
Sturgeon River Fault
805
1229234
1244332
1244445
1229233
1229230
1250038
1229232
1229231
1229542
1229216
1244435
1244444
1244427
1229219
1229217
1229218
1237304
1237228
1244338
1237305
1229540
1229221
1229220
1229223
1229224
1229222
1227988
1227989
1227990
1227991
1229330

Figure 6-2:Claim distribution for the PFN River Valley Pt-Pd-Rh Property, Dana Township, Sudbury Mining Division, Ontario. Stars mark the location of: (1) Dana Lake Area, (2) Lismer's Ridge, (3) Azen Creek Area, (4) South Pardo showing, (5) Varley showing, and (6) Jackson's Flat showing. Location of the boundary of the river Valley Intrusion (shaded) is based in part, on S. Lumbers mapping from 1973 and from current PFN work.

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1 Accessibility and Infrastructure

The River Valley property is accessed by travelling northwest and then north along HWY 805 from River Valley, a distance of about 19.5 km from the Temagami River (north end of the village of River Valley). Turn right onto a logging road, following it for about 800 m, then right at a fork in the road, following this road for about 200 m. At this point several skidder roads and access trails lead south toward the mineralized zones. Lismer's Ridge can be accessed by ATV trail from HWY 805, by turning east at a gravel pit at kilometre 14 (ATV trail at north edge of pit), and following the trail for about 6 km.

7.2 Climate and Local Resources

Climate is temperate, with four distinct seasons, typical of the Southern Shield, and moderated by the proximity to the Great Lakes. Other than over small lakes drilling and geophysical surveys can be carried out year round from skidder roads. Drilling water is sufficient. Surface bedrock exploration can be done for about 7-8 months of the year. An environmental base line study has not been necessary to date.

Sudbury, a major mining and manufacturing city, can provide all of the infrastructure and technical needs for any exploration and development work (and mining as well, if warranted).

7.3 Physiography

The property lies at a mean elevation of about 325 metres ASL. Relief is moderate and typical of upland Precambrian Shield topography. The eastern part around Azen Creek is lower and marshy. Forest cover is mainly poplar with about 25-33% white pine regrowth.

Outcrop exposure on the property is limited to about 20% with the remaining areas covered mostly by a thin (<1 m) veneer of glacial till; locally gravel, outwash sand and silt reach 10's of metres in thickness. Most of the area around the Dana Lake and Azen Creek areas has been logged within the past 10 years and new logging took place in the Azen Creek Area during the summer of 2000.

8.0 HISTORY

In 1973, the Province of Ontario placed more than 110 Townships in a withdrawn area referred to as the "Temagami Land Caution" – this region was excluded from any type of resource exploration and/or development until June of 1996. The River Valley Property was covered by this withdrawn area and as a result, most of the River Valley Intrusion was never explored for its PGM-Cu-Ni potential, with nearly all of the known past work concentrating along the southern contact in Crerar and Henry Townships.

Kennco Explorations (Canada) Ltd. - 1968

The earliest recorded work on the River Valley property was by Kennco Explorations (Canada) Ltd. in 1968, at which time they conducted an airborne mag-EM survey over Janes, Davis, Henry and Dana Townships. In 1969, J.P. Patrie exposed disseminated and coarse bleb sulphide mineralization in trenches and pits that now comprise the main showings on the property. In both cases the main emphasis was on the exploration for Cu-Ni sulphide deposits. No assays were reported for PGM. Results are thus deemed not relevant to this report.

Luhta, Bailey and Orchard - 1998

Prospecting in the Dana Lake area by prospectors L. Luhta, R. Bailey and R. Orchard, (August 1998) resulted in the initial discovery of mineralization in the Dana Lake and Azen Creek areas. The first samples taken from the approximate location of the old pits and trenches assayed **581 ppb Pt+Pd** and **1599 ppb Pt+Pd**. Follow-up prospecting and sampling of old trenches and pits returned anomalous PGM values. Four samples from the South Zone (see below) assayed from **1344 ppb to 9291 ppb Pt+Pd** (avg. 5279 ppb Pt+Pd). A sample from the Road Zone (see below) assayed **1342 ppb Pt+Pd**. Subsequent to the initial work (Sept. - Oct. 1998), a grid was established to tie together the old trenches and pits and an addition 87 grab samples were assayed (see Table 8.1).

TABLE 8.1. Selected assay results from 1998 grab sampling program (reported by the prospectors)

Zone	Sample	Cu (ppm)	Ni (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)	Rh (ppb)	Total PGE* (g/t)	Total PGE* (oz/t)
Road	1071	1840	444	103	1179	2659	105	3.94	0.114
Road	1081	1040	799	43	583	2787	100	3.47	0.101
North	1043	3460	1030	206	1114	3062	105	4.28	0.124
Trench	1014	2520	502	171	1363	4641	171	6.18	0.179
Trench	1053	1980	295	161	1342	3626	150	5.12	0.148
South	1028	3230	520	202	2876	9395	369	12.64	0.366
South	1031	3880	732	285	2497	8373	274	11.14	0.323
Azen Creek	1100	3460	2000	78	792	2145	120	3.06	0.087
Azen Creek	1105	3050	1120	141	533	2107	57	2.70	0.078
South Pardo	1094	1060	204	9	91	163	15	269	0.008

*Total PGE = Pt+Pd+Rh; assays by Swastika Labs, Swastika, Ontario

A property visit in December 1998 by Pacific North West Capital Corporation yielded similar results to those reported from earlier work (see Table 8.2).

TABLE 8.2: Selected assay results from property visit reported by Pacific North West Capital Corp.

Zone	Sample	Cu (ppm)	Ni (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)	Rh (ppb)	Total PGE* (g/t)	Total PGE* (oz/t)
North	LL98-06	3201	441	113	139	550	na	0.69	0.020
Trench	LL98-05	897	192	60	447	748	na	1.20	0.035
South	LL98-01	2002	274	232	1633	4522	na	6.16	0.180
South	LL98-02	3780	566	228	2110	7724	na	9.83	0.287
South	LL98-03	1304	200	90	361	1285	na	1.65	0.048
South	LL98-04	2179	519	120	644	2914	na	3.56	0.104
South	L1	4190	922	230	1330	4550	150	6.03	0.176
South	L2	1365	169	90	700	2660	60	3.42	0.100
South	L3	3240	438	160	2240	7910	150	10.30	0.300
Azen Creek	LL98-01	179	56	<5	202	122	na	0.32	0.010

* Total PGE = Pt+Pd+Rh; na = not analyzed; Assays by Accurassay Laboratories, Thunder Bay, Ontario except L1, L2 and L3 by Chemex Labs Ltd., Vancouver, BC

Pacific North West Capital Corp. - 1999

In 1999, Pacific North West Capital Corp. and joint-venture partners Anglo American Platinum Corporation Ltd. (Amplats) completed an approximately $350,000 surface exploration program. The Phase I program - July 1st to December 15th - included: 1. Establishing detailed and regional exploration grids; 2. Regional prospecting and sampling; 3. Grid prospecting and sampling; 4. Preliminary geological grid mapping (1:1000 scale); 5. Stripping and cleaning of selected outcrop areas; 6. Detailed sampling (2.5 x 2.5 m grid) of cleaned outcrop areas; 7. Preliminary mapping (1:250 scale) of cleaned outcrop areas; 8. Orientation biogeochemical survey in area of South and Trench zones; 9. Orientation Induced Polarization (14.91 km) and magnetometer (25.73 km) geophysical surveys; and 10. Assaying for PGE, Ni, Cu and Au.

Pacific North West Capital Corp. – 2000

In 2000, Pacific North West Capital Corp. and joint-venture partners Anglo American Platinum Corporation Ltd. completed an approximately $1,650,000 Phase II surface exploration program as follows:

1. Expanding detailed and regional exploration grids to cover approximately 50% of the northern intrusive contact;
2. Regional prospecting and sampling;
3. Grid prospecting and sampling;
4. Geological grid mapping (1:1000 scale);
5. Stripping, cleaning, detailed outcrop sampling at 25 m centres (2.5 m x 2.5 m grid) and mapping (1:250 scale) of selected outcrop areas at the Dana Lake Area and Lismer's Ridge;

6. Induced polarization and magnetometer geophysical surveys covering the contact region in Pardo Township (4.5 km), Dana Lake Area (11.73 km), Lismer's Ridge and Varley (23.38 km), Azen Creek Area (12.3 km) and Jackson's Flats (2.05 km);
7. Borehole induced polarization surveys on selected holes in the Dana Lake "North" area (north of and including L5+00N);
8. A preliminary comparative matrix versus inclusion study at Dana Lake Area;
9. A Phase I core drilling program, totalling 2,000 m in 13 holes (Dana Lake Area);
10. A Phase II core drilling program totalling 2,820.8 m in 14 holes (Dana Lake Area);
11. A Phase III core drilling program totalling 1,958.5 m in 13 holes (10-Dana Lake; 3-Lismer's Ridge); and,
12. GPS surveys covering the claim boundaries, the drill hole collar locations, and main topographic and cultural features at the Dana Lake Area and Lismer's Ridge.
13. Assaying of all surface sawn rock cuts and 100% of drill core, which was sawn, for Au, Pt, Pd, Ni, Cu and selected ones for Rh. Also 30 element ICP analysis of many samples.

Pacific North West Capital Corp. – 2001

Following consultation with Anglo Platinum, a $2 million CDN PhaseIV exploration program was approved by PFN, and implemented for the project budget year November 1, 2000 - October 31, 2001. Drilling resumed in February 2001. By March 22, 2001 assay data from 11 of 31 drill holes completed in this program had been received by PFN and thereby released and are included in this report.

General

- *No mineral resource was previously known or reported, nor has there been any production.*
- *The PFN surface sampling and core drilling has outlined extensive PGE mineralization (see later) but mineral resources have yet to be determined.*

9.0 GEOLOGICAL SETTING

9.1 Regional Geology

The River Valley property is primarily underlain by rocks of the River Valley Intrusion (RVI), a large Paleoproterozoic (ca. 2.56 to 2.47 Ga) intrusion that forms part of the Huronian-Nipissing Magmatic Province (HNMP) or the Huronian Metallogenic Province (HMP) (see Figure 9-1). The HMP also includes intrusive bodies such as the East Bull Lake and Shakespeare-Dunlop (Agnew Lake) intrusions (ca. 2.48 Ga) and younger intrusions (ca. 2.2 Ga) of Nipissing Diabase (gabbro), all of which are intrusive into Paleoproterozoic sedimentary rocks of the Huronian Supergroup (ca. 2.45 Ga). Northwest-trending olivine gabbro dykes of the Sudbury dyke swarm (ca. 1.2 Ga) crosscut all of the older rock types. Several northeast-trending olivine-magnetite gabbro dykes were uncovered during surface clearing at Lismer's Ridge (L1550SE) and noted during mapping on the Dana Lake Southwest grid (L600-800S and east of BL0). These dykes look very similar to the Sudbury dyke swarm gabbro and appear to fill major, northeast-trending structural features.

The East Bull Lake, River Valley and Shakespeare-Dunlop intrusions are thought to be the products of sulphide-undersaturated, low Ti, high Al, tholeiitic magmas related to Late Archean-Early Proterozoic rifting of the Superior Province and the subsequent development of the Southern Province.


ONTARIO
Sudbury
USA
400 km
River Valley Property
RVI
Superior Province (Archean)
Sudbury Igneous Complex
EBLI
ALI
Sudbury
Grenville Front
Grenville Province
Southern Province (Proterozoic)
Lake Nipissing
0 10 20 30 40 50
KILOMETRES

Figure 9-1:Location of Paleoproterozoic (ca. 2.5 Ga) Intrusive rocks in the Southern, Superior and Grenville Provinces, Ontario. The River Valley Intrusion (RVI) is the largest of the preserved bodies that hosts Pt-Pd-Rh rich sulphide mineralization. The approximate location of the River Valley Property is outlined by the shaded square. Other intrusions with similar geology and mineralization are the East Bull Lake (EBLI) and Agnew Lake (ALI) intrusions. (Source: OGS)

9.2 Local Geology

The RVI intrudes Archean granitic plutonic rocks (alkali feldspar granite and syenite), and regionally folded migmatitic gneiss and paragneiss, but lies in fault contact with Huronian metavolcanic and metasedimentary rocks (western edge of property). The intrusion consists primarily of leuconorite and leucogabbro with subordinate anorthosite, gabbro and pyroxenite and was originally thought to be a Late-Proterozoic anorthosite massif intruded across the Grenville Front boundary fault (Lumbers, 1973). However, recent age dating and current mapping confirms that the RVI is in fact part of the East Bull Lake suite of mafic layered intrusions.

The RVI covers more than 100 km^2 and lies adjacent to, and straddles the Grenville Front within the Grenville Province and the Grenville Front Tectonic Zone (GFTZ). The GFTZ represents a complex zone, several kilometres wide and consisting of generally southeast-dipping imbricate thrust faults. In the area of the River Valley property, the GFTZ is located along the westernmost edge of the claims where it is represented by a system of eastward-dipping (10-25°) thrust faults. This fault system separates the intrusive rocks of the RVI from younger sedimentary and intrusive rocks of the Huronian Supergroup (includes Nipissing Diabase). It is likely that intrusive rocks of the RVI interdigitated within Huronian rocks along the fault-bound western contact.

Within Pardo Township, a north-trending apophysis of the RVI is in fault (?) contact with older (Archean Superior Province) mylonitic granitic rocks. In Dana Township the western boundary is in fault contact with rocks of the Southern Province, and the eastern and northern boundaries are in igneous contact with Archean migmatite and paragneiss of the Superior Province. The eastern and northern boundaries were previously mapped as being in contact with rocks of the Grenville Province (cf. Lumbers, 1973).

The RVI can be separated into two main areas on the basis of structural coherence and preservation of primary igneous features such as contacts and layering. The **eastern part** of the RVI, located primarily in Dana and Crerar Townships, is represented by the best preserved portions of the intrusion and as such the most prospective areas for discovery. PFN's River Valley property covers about 40% of this area including about 10 km of highly prospective northern igneous contact. Further to the west, in Henry, Janes, Loughrin, Street and Awrey Townships, the geology of the **western part** of the RVI is complicated by the effects of Grenville metamorphism. In this area the rocks are attenuated, folded and structurally modified such that most of the primary features are absent.

Metamorphic grade within the RVI ranges from greenschist to amphibolite facies in the west (Dana Lake), greenschist to lower amphibolite in the east-northeast and middle amphibolite (Lismer's Ridge) or higher metamorphic grades in the southern portions. In the immediate area of the River Valley property, rock textures are largely well preserved showing evidence of greenschist to lower amphibolite facies metamorphism. Localized (<200 m wide) mylonitic deformation zones (trending about 30°) cut through the main body of the RVI at fairly regular intervals ranging from 700 m to about 1 km between deformation zones. Other east-west trending mylonite shears cut through the intrusion in the northeast part of the intrusion, near the Pardo-Dana Township line.

The Sturgeon River Deformation Zone, a major northwest trending feature located in the southern part of Dana Township and the northern part of Crerar Township, appears to separate RVI rocks of slightly higher metamorphic grade to the south from rocks of relatively lower metamorphic grade to the north.

9.2 Property Geology

The River Valley property as mapped by PFN, includes three main mineralized areas with anomalous PGM-Cu-Ni sulphide mineralization: the Dana Lake Area, Lismer's Ridge, and Azen Creek Area (see Figure 6-2).

The **Dana Lake Area** of the River Valley property lies within a north-trending portion of the RVI. This region of the RVI likely represents an offshoot of the main intrusive body and appears to be an up-thrust and rotated portion of the intrusion. In its current position, the Dana Lake Area represents a lower stratigraphic position in the intrusion that is now oriented sub-vertical relative to its original, near-horizontal position. The basal contact of the intrusion undulates in both the horizontal and vertical direction and this undulation is probably a primary igneous contact feature. However, the area has been structurally disturbed with evidence for dip-slip, strike-slip and rotational displacement on the centimetre to metre scale. Steeply dipping (>80°), decimetre- to metre-scale, modally layered rocks of the River Valley intrusion overly the contact-related, mineralized breccia unit and are truncated along the western edge of the intrusion by the Grenville Front Fault.

Located about 1.3 km southeast of the Dana Lake Area, **Lismer's Ridge** (see Figure 6-2) appears to be located within a similar geological setting to that of the Dana Lake Area with the major geological units dipping steeply (70-90°) to the southwest. However, unlike the Dana Lake Area, a much thicker stratigraphic section exists above (south to southwest) the mineralized breccia unit. In contrast to the Dana Lake Area, the rocks that are exposed at Lismer's Ridge are generally more foliated and contain a higher proportion of chlorite-actinolite.

The **Azen Creek Area**, located about 6 km southeast of the Dana Lake Area (see Figure 6-2), appears to be situated stratigraphically higher (south) in the intrusion than the mineralized breccia at the Dana Lake Area and at Lismer's Ridge. In general, the rocks of the RVI in this area appear to dip shallowly (<60°) toward the south-southeast.

9.4 Stratigraphy – Dana Lake Area

On the basis of surface mapping and diamond drilling at the Dana Lake Area, PFN geologists have prepared the idealized sectional stratigraphy of the mineralized environment. It comprises

five major units, from the layered rocks of the RVI in the west to the igneous basal contact of the intrusion to the east (see Figure 9-2):

1. **Layered Sequence**: units of massive pyroxenite to anorthosite, forming the bulk of the RVI; layering is poorly developed but where present is near-vertical.

2. **Inclusion-bearing Zone**: 1.65-98.50 m wide; scattered, elevated PGM values; mainly leucogabbro-gabbro fragments (<20% volume) with either fine-grained mafic matrix or medium-grained felsic matrix; fragments are generally larger (decimetre to metre scale) than those in the Breccia Zone.

3. **Breccia Zone**: 11.50-193.05 m wide; elevated PGM values (main zone); mainly gabbro-melagabbro fragments (>20% volume) with fine- to medium grained mafic matrix; fragments are generally small (centimetre to decimetre scale).

4. **Boundary Zone**: 0-10 m wide; also referred to as footwall breccia; where present, consists of country rock (Archean paragneiss/migmatite) mixed with River Valley intrusive rocks.

5. **Country Rock**: Footwall or hangingwall Archean paragneiss-migmatite-gabbro and possibly Huronian sedimentary rocks.

There is outcrop-scale evidence (discontinuous leucosome in paragneiss) of migmatization of the host paragneiss, as a result of the heat of intrusion. The mineralized (>500-1000 ppb combined Au, Pt and Pd) portion of the breccia unit, which hosts the main mineralized zone, occurs within about 40 m of the intrusive contact.

The geological review has been derived from the PFN Reports on Surface Exploration I and II, and a variety of current OGS publications, all of which are referenced in this report.

* *(DMBW were unable to see any outcrops due to extensive (3 m) snow cover in February)*



Stratigraphic Tops
Surface
Layered Sequence: *normal* layered rocks
(near-vertical dip)
~100m
Inclusion-bearing Zone: scattered elevated PGM
(near-vertical dip)
Breccia Zone: elevated PGM
(near-vertical dip)
Boundary Zone: scattered elevated PGM
Footwall/Hangingwall
(near-vertical)
Dykes: (1) NE-trending diabase, generally <1m wide
(2) NE-E-trending plagioclse-phyric diabase, generally <10m wide (Matachewan?)
(3) NW-trending olivine-magnetite diabase, generally <25m wide (Sudbury Swarm)
(4) NE-trending olivine-magnetite diabase, generally <50m wide (Sudbury Swarm?)

Figure 9-2: Idealized stratigraphy of the river Valley Intrusion in the Dana Lake Area. This section is based on diamond drill core from Phases I, II and III drilling programs and from surface exploration in 1999-2000. Stratigraphy is typical of the mineralized environment. The layering in the Dana Lake Area was tilted to near vertical (Grenville movement?), As indicated by the "direction to surface" arrow. (from PFN)

10.0 DEPOSIT TYPES

The objective of exploration is the search for a magmatic, contact-type platinum group mineral (PGM) deposit. Also referred to interchangeably in the literature and the public press, as a platinum group element (PGE) deposit. Principal elements of commercial interest are platinum-palladium +- rhodium, usually accompanied by minor sulphide with recoverable nickel and copper contents, or by significant chromite, and often by gold.

These deposits are officially referred to as "supersolidus intrusive breccia" type (SIB), as exemplified by the Lac des Iles deposit (Barrie, 1996)

The majority of the prospects that lie in the Sudbury and Thunder Bay areas of Ontario are old nickel-copper showings, too low grade to have been economic until the dramatic price increase in Palladium (Pd). Since the start of 1998 when Pd was only $US 200/oz, to US$1000/oz *at the close of 2000, and down to $954/oz currently(week ended Feb 21, 2001). Platinum (Pt) traded in a narrow but constant range at about $400/oz until the last quarter of 1999, when it began its rise to current price of $607/oz. Current Rhodium (Rh) prices are $2000/oz a decline from $2500/oz in mid -2000. Gold has declined steadily from $400/oz in 1995 to $260/oz currently. See Appendix B for a graph of historic Au, Pt and Pd prices.

*All metal prices in US $ in this report.

This dramatic price increase has thus stimulated the search for and development of bulk-mineable open pit deposits, which are porphyry deposits in the mining sense. **The Lac des Iles** PGM deposit near Thunder Bay is the engine driving the search, although many formerly subgrade Ni-Cu deposits, with byproduct PGE as well as PGE enriched footwall quartz-sulphide veins in the Sudbury Basin, have added impetus to the search.

The principal economic target on the River Valley Property is a postulated multi-million tonne open pit mineable deposit, lying within 400 metres of surface, of grade comparable to the Lac des Iles mine, north of Thunder Bay, Ontario.

North American Palladium reported a new proven plus probable reserve of 74.2 million tonnes of 1.64 g/t Pd, 0.18 g/t Pt, 0.14 g/t Au, 0.066% Cu and 0.055% Ni. The Lac des Iles deposit is the only primary producer of PGM in Canada and one of only two in North America (the other being Stillwater, Montana). Original geological reserves quoted were 6.7 million tonnes at 5.4 g/t PGE + Au (Barrie, 1996).

Hosts for PGM deposits in Ontario are Proterozoic age mafic and ultramafic igneous intrusives. There are two distinct types of mineralization, namely:

- Disseminated magmatic sulfides, particularly within inclusion leucogabbronorite;
- Disseminated to massive, structurally controlled sulfides.

Both types are enriched in Pt, Pd, Cu, Ni and Au, but recent OGS and industry work suggests that the magmatic sulfides are more enriched in PGE.

The majority of the industry work over the past 3 years has been conducted on differentiated mafic intrusive rocks of the 2.45 Ga East Bull Lake suite of rocks that include the River Valley, Agnew, and East Bull Lake complexes. Some work has also been done on the 2.22 Ga Nipissing gabbro intrusive rocks, particularly east of Wanapitei Lake. Exploration activity has also been focussed on undiscovered Offset Dikes of the Sudbury Igneous Complex following recent discoveries by Inco at Kelly lake on the Copper Cliff Offset and the Totten Mine on the Worthington Offset.

Within the River Valley Intrusion industry exploration has been directed to contacts of the intrusion with the footwall rocks, however three types occur: preserved intrusive contacts, deformed and disruptive intrusive contacts and wholly tectonic (fault) contacts. Contacts of the first type are the most promising as evidenced by the Dana Lake prospects located on the PFN property. Areas where the marginal zones and the inclusion bearing zones are thickest are loci for better grades.

The presence of anomalous PGE values in leucogabbro units in the intrusion, far from primary contacts may lead to PGE mineralization, perhaps of a different type, at higher stratigraphic levels in the intrusion.

Although highly anomalous PGE values coincide with anomalous copper in some areas, this is not uniform throughout the intrusion, thus regional sampling must be systematic and not just focussed on sulfide-bearing samples.

Induced Polarization (IP) surveys are effective in outlining above even the weakly sulfide-bearing parts of the intrusion.

Primary rock geochemistry is more reliable than secondary forms such as till geochemistry and/or biogeochemistry.

11.0 MINERALIZATION

The River Valley property includes three main areas of PGM-Cu-Ni sulphide mineralization: the Dana Lake Area, Lismer's Ridge, and Azen Creek Area. The **Dana Lake** Area, located within the northwest corner of the claim group, consists of 7 main areas. From north to south they are: L700N, L600N, Road Zone (includes Road Zone east), North Zone (includes North Zones 1, 2 and 3), Central Zone, Trench Zone and South Zone (the zones are shown on Figure 11-1). These seven zones of PGM-Cu-Ni mineralization extend intermittently over a strike length of >900 m. At **Lismer's Ridge**, surface mineralization is intermittently exposed over a NW-SE strike length of greater than 800 m, where it occurs within a similar geological environment to the Dana Lake Area. At the **Azen Creek** Area, located about 6.0 km southeast of the Dana Lake Area, breccia-hosted mineralization is exposed in outcrop, located about 200 m south of the intrusive contact. The mineralization at the Azen Creek Main showing represents a different style of mineralization than at Dana Lake Area or Lismer's Ridge.

Exploration of the River Valley property during 1999-2000 has shown that PGM mineralization (Pt+Pd+Au±Rh) exceeding 200 ppb PGM occurs extensively within a sequence of felsic to mafic magmatic breccias and fragment-bearing units that have been intermittently exposed and drill-tested along a prospective +10 km long intrusive contact.

On the basis of surface mapping (see also Section 12.0) and diamond drilling (see Section 13.0) in the Dana Lake Area and at Lismer's Ridge, a consistent stratigraphy has developed that consists of five major divisions (from west-southwest to east-northeast):

1. Layered Sequence
2. Inclusion-Bearing Zone
3. Breccia Zone
4. Boundary Zone
5. Archean migmatite/paragneiss.

This stratigraphic sequence (see Figure 9-2) is nearly consistent for >900 m at the Dana Lake Area and is also present at Lismer's Ridge where it is intermittently exposed for >800 m. The Boundary Zone or footwall breccia is best developed in the cleared areas at Lismer's Ridge relative to the Dana Lake Area. The Inclusion-Bearing Zone (1.65-98.50 m) is variably mineralized and has scattered, elevated PGM values. Although individual values of >5 g/t 3E (3E = Au ppb + Pt ppb + Pd ppb, 4E = 3E + Rh ppb) occur in this zone, assays are generally <200 ppb 3E. The Breccia Zone (11.50-193.05 m), which includes the main mineralized breccia or main zone, has relatively consistent elevated PGM values. The main zone of mineralization occurs within about 40-50 m of the intrusive contact with Archean paragneiss and migmatite. Individual assays as high as 15.43 g/t 3E (RV00-10) come from the Breccia Zone with intervals of >60 m averaging >750 ppb 3E. Work to date, suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone.

The majority of sulphide mineralization occurs as magmatic sulphide grains that are primarily disseminated and bleb textured, with subordinate net-textures. Principal sulphide minerals are

chalcopyrite, pyrrhotite, and pentlandite with subordinate pyrite, cubanite and bornite. Sulphide contents generally range from 1-5% total sulphide but can be as high as 10% when occurring as localized clusters of disseminated and bleb sulphide. There is a moderate correlation between patches of blue-grey quartz, elevated biotite contents and PGM-bearing sulphide mineralization.

The mineralized breccia unit at the Dana Lake Area differs from that at Lismer's Ridge in several ways: 1. Mafic rocks at Lismer's Ridge are commonly moderately foliated with a higher proportion of chlorite and biotite; 2. There is a higher proportion of visible chalcopyrite relative to pentlandite + pyrrhotite at Lismer's Ridge and much of the chalcopyrite has been re-crystallized along foliations; and, 3. Blue quartz is not as prolific within the mineralized region at Lismer's Ridge. These differences are likely the result of a slightly higher metamorphic grade at Lismer's Ridge.

* Also see Sections 12, 13 and 19 for additional detail on mineralization.

Mineralization Dimensions

Exploration work to date suggests that the main zone or core of breccia-hosted mineralization is 20-50 m thick and persists to depths >190 m. In addition, the drilling demonstrates predictable grade to depth with significant high grade intersections (5-10 g/t 3E over 1-5 m & 3-5 g/t 3E over 5-10 m) enveloped by broader (commonly >20 m and sometimes >150 m) lower grade (1.0-1.5 g/t 3E and 4E) intersections. Individual assays >10 g/t 4E occur infrequently and irregularly within the mineralized sequences. The breccia and associated units or zones are sub-parallel (60-90° east or west) to the intrusive contact and are apparently continuous over several hundred metres and may be continuous or semi-continuous over strike lengths of several kilometres.

In general, palladium and platinum occur in a ratio that ranges from about 0.1 to 20 and averages about 2:1 (Pd:Pt). Copper and nickel occur in a ratio that ranges from 0.1 to 268 and averages about 3:1 (Cu:Ni). In the mineralized breccia units, Pd:Pt and Cu:Ni ratios are higher at 3:1 and 4:1, respectively. Gold typically constitutes about 5% of the 3E concentration and rhodium constitutes about 1.3% of the 4E concentration.

Figure 11-1

12.0 Exploration (Surface excluding drilling)

12.1 Phase I Surface Program

A phase I work program was completed on the River Valley property between July 1 and December 15, 1999 and included: 1. establishing detailed and regional exploration grids; 2. regional prospecting and sampling; 3. grid prospecting and sampling; 4. preliminary geological grid mapping (1:1000 scale); 5. stripping and cleaning of selected outcrop areas; 6. detailed sampling (2.5 x 2.5 m grid) of cleaned outcrop areas; 7. preliminary mapping (1:250 scale) of cleaned outcrop areas; 8. orientation biogeochemical survey in area of South and Trench zones; and, 9. orientation induced polarisation and ground magnetometer geophysical surveys. Rock samples were assayed for Au, Pt, Pd, Ni, Cu and occasionally for Rh.

More than 2300 surface samples (27 grabs from regional prospecting, 392 grabs from grid prospecting, 1939 samples from detailed sampling) were collected during the exploration program. Background was calculated to be 7 ppb Au, 25 ppb Pt, 23 ppb Pd, 1 ppb Rh, (57 ppb 4E), 82 ppm Cu and 137 ppm Ni. Average ratios include 0.82 Pd:Pt and 0.81 Cu:Ni.

Regional prospecting led to the discovery of two new areas of highly anomalous PGM values: 1. Central Reef, located about 1.0 km northwest of the Azen Creek Area main showing (up to 10.38 g/t 4E, 2970 ppm Cu, 530 ppm Ni), and 2. East Reef, located about 2 km east of the Azen Creek Area main showing (up to 700 ppb 4E, 707 ppm Cu and 765 ppm Ni. The highest value from surface sampling was 12.11 g/t 4E, collected from a ridge several metres south of the Central Zone.

Detailed sampling of cleared outcrop areas returned highly anomalous average values * from the 2.5m x 2.5m sample grid. The samples represent a 20-25 cm long saw-cut specimens: all 1636 detailed samples averaged 958 ppb 4E; 632 samples from the South Zone averaged 975 ppb 4E; 99 samples from the Trench Zone averaged 1168 ppb 4E; and, 165 samples from the Central Zone averaged 1449 ppb 4E. The highest surface sample was 16.4 g/t 4E (South Zone).

* All arithmetic averages as reported by PFN.

Contour maps of copper and 4E values from several of the detailed sampling areas are shown in Appendix C.

12.2 Surface Exploration - Phase II - 2000

The Phase II surface program was aimed at delineating the northern contact of the RVI and evaluating the potential for mineralization along the +10 km long prospective intrusive contact. Phase II surface exploration concentrated in the region north of the Road Zone at the Dana Lake Area (claim S-1229230) and at Lismer's Ridge, located about 1.3 km southeast of the South Zone. To date, platinum-group metals (PGM) are associated with disseminated Cu-Ni sulphide mineralization that is hosted by an extensive breccia unit, occurring proximal to the intrusive contact.

The Phase II program consisted of grid cutting, geophysical surveys, regional mapping/ prospecting, and detailed mapping/sampling of newly cleared areas. It included the collection and 2,595 rock samples comprising, 1,379 channel-grab samples from detailed sampling at Lismer's Ridge, 851 channel-grab samples from detailed sampling at the Dana Lake Area, 161 channel-grab samples from the detailed inclusion versus matrix study at the Dana Lake Area, 162 grab samples from grid mapping and prospecting and finally 42 grab samples from regional prospecting. In this report, samples containing 2x to 4x background concentrations of PGM (267 ppb to 533 ppb 3E) are considered anomalous by PFN and samples containing >4 times background concentrations of PGM (>533 ppb 3E) are considered highly anomalous.

Selected results from the Dana Lake and Lismer's Ridge Areas are given in Tables 12-1 and 12-2 respectively.

Table 12-1: Selected results from the Phase II Surface Exploration Program, Dana Lake Area.

Sample	Area	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	Ni(ppm)	Cu(ppm)	Pd:Pt	Cu:Ni
L7N-164	L7+00N	266	1791	6503	8560	480	4170	3.63	8.69
L7N-288	L7+00N	277	1627	5371	7275	435	2760	3.30	6.34
L6N-009	L6+00N	444	2345	7339	10128	610	4050	3.13	6.64
L6N-140	L6+00N	274	1871	7662	9807	398	2860	4.10	7.19

Table 12-2: Selected results from the Phase II Surface Exploration Program, Lismer's Ridge Area.

Sample	Area	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	Ni(ppm)	Cu(ppm)	Pd:Pt	Cu:Ni
HL-636	L13+75SE	104	756	2535	3395	294	1460	3.35	4.97
L14-002	L14+50SE	150	796	2596	3542	330	2810	3.26	8.52
L16-015	L16+75SE	47	737	1871	2655	87	397	2.54	4.56
L19-002	L19+25SE	299	1274	3422	4995	565	3400	2.69	6.02
L20-104	L20+25SE	346	2610	6339	9295	817	4300	2.43	5.26
L20-173	L20+25SE	429	1426	3913	5768	324	4920	2.74	15.19

12.3 Interpretation and Conclusions

1. Sulphide mineralization with anomalous concentrations of PGM-Cu-Ni has been discovered proximal to the northeast and northern margin of the River Valley intrusion stretching from the southwest corner of Pardo Township to the southeast corner of Dana Township. This " corridor" of sulphide mineralization occurs sub-parallel and parallel to the highly prospective igneous contact of the intrusion, a horizontal distance of about 12 km.

2. The five main mineralized zones all contain exposures of footwall rocks. The exposures of host paragneiss and migmatite appear to represent either footwall contact(s) or fragment(s) of country rock. There is a distinct break in the IP response along a NW trending region that is subparallel

12.4 General

- *DMBW has carried out independent statistical calculations to determine sample means, medians and variances for the surface and drill hole data (see Section 19.0). DMBW accepts the use of arithmetic averaging as sufficient for preliminary field interpretation but cautions that the mean values will always be higher for arithmetically averaged data.*
- *All of the surveys and investigations have been carried out by independent contractors hired by PFN. A list of contractors is provided in Appendix D.*
- *DMBW have no reason to doubt the reliability of the data collected in the surface program (for further discussion see Sections 14.0, 15.0 and 16.0)*

13.0 DRILLING

13.1 Introduction

Diamond drilling has been carried in four phases between February 28 and March 22, 2001. To date assay data for 8655 metres in 51holes has been released and is reviewed in this report. Assay data for 20 holes completed in 2001 will be released by PFN when all assays have been received from Accurassay. Drilling services were supplied by NDS Drilling of Timmins, Ontario under contact to PFN. Two drills were used on a double shift. All core produced was of NQ diameter.

Drilling has to date been focussed on the Dana Lake area which consists of seven main surface and subsurface mineralized zones. From north to south they include: L700N, L600N, Road Zone (includes Road Zone east), North Zone (includes North Zones 1, 2 and 3), Central Zone, Trench Zone and South Zone (se Figure 11-1). These 7 zones of PGM-Cu-Ni mineralization represent a strike length of more than 900 m and provide the target region for the Phase I, II, III and IV drilling programs. The location of these mineralized zones is shown on Figure 13-1. A plan of the Dana Lake area showing the locations of the drill holes with mineralized intersections projected to surface is given on Figure 13-2 and a plan of the Lismers' Ridge area showing the Phase III and IV drill holes is with respect to the local grid is shown on Figure 13-3. A summary of each phase of drilling is as follows:

Phase I: This was completed between February 28 and March 19, 2000. It consisted of 2000 m in 13 holes and was designed to test the strike and depth of the known surface mineralization at the Dana Lake Area. In addition, the drill program was aimed at testing the correlation between induced polarisation anomalies and subsurface sulphide mineralization.

Phase II: This was completed between June 12 and July 18, 2000. 2820.8 metres were drilled in 14 holes to further test the strike and depth of known surface mineralization at the Dana Lake Area.

Phase III: This was completed between September 6 and 25, 2000 and consisted of 1958.50 metres in 13 holes. The program was designed to further test the strike and depth of known surface mineralization at the Dana Lake Area, and to provide an initial test of subsurface mineralization at Lismer's Ridge.

Phase IV: 31 drill holes were completed from February 1 to March 22, 2001 when the program was temporarily shut down for data consolidation. Results for 11 holes totaling 1875 metres have been released. Five holes tested the South Zone in the Dana Lake area and 6 widely spaced holes continued initial testing of the Lismer's Ridge area.

Factual results and interpretation, including assays and intervals, are as described by PFN for each phase, with an overall interpretation by DMBW of the continuity of the Dana mineralized zones, in **Section 19**.

13.2 Results Phase I

Significant mineralized drill core intersections from the 13 holes completed in Phase I drilling are summarised in Table 13-1 below. Every drill hole in the program intersected significant PGM-Cu-Ni concentrations over substantial core lengths. Mineralization in the northern part of the Dana Lake Area has been outlined over a strike length of about 500 metres between holes RV00-08 and RV00-06.

Drill hole RV00-08, the most northerly hole, intersected the longest mineralized section in the program, with an intercept of 130.50 m of 1.21 g/t PGM. The interval included higher grade sections of 7.20 m of 3.42 g/t PGM, 0.16% Cu, 0.02% Ni and 28.60 m of 2.18 g/t PGM, 0.17% Cu and 0.03% Ni.

Drill holes RV00-11, 12, and 13 are step out holes located 400 m south of RV00-06 to test mineralization exposed at the surface at the Dana South Zone. These holes all intersected significant PGM values over a 75 metre strike length which is open to the north and south. The Dana South zone mineralization lies in a comparable setting to The Dana North zone, occurring within a coarse breccia units sub-parallel to, and within 100 m of the mafic intrusive contact.

The palladium and platinum values encountered constitute a very high percentage of the total PGM values (4E=Pt+Pd+Rh+Au) and are generally in the range of 2:1 to 3:1 Pd:Pt ratio; Cu:Ni ratios are typically about 5:1. Rhodium and gold comprise approximately 1.3% and 4% of the 4E, respectively. Mineralized samples were assayed for RH in Phase I.

Table 13-1: Mineralized intersections from the Phase I Drilling Program, Dana Lake Area.

DDH	From m	To m	Int. m	Au ppb	Pt ppb	Pd ppb	Rh ppb	4E ppb	Cu ppm	Ni ppm	Cu+Ni ppm	Pd:Pt	Cu:Ni
1	34.10	96.00	61.90	92	412	1297	29	1829	1243.7	251.6	1495.3	3.2	4.9
incl.	41.72	45.15	3.43	219	1228	4108	82	5638	3842.6	539.4	4381.9	3.3	7.1
2	93.20	141.50	48.30	87	466	1488	28	2069	1437.0	216.8	1653.7	3.2	6.6
incl.	94.90	98.50	3.60	260	1571	4948	102	6880	3866.7	391.4	4258.1	3.1	9.9
3	104.50	127.35	22.85	92	507	1717	31	2347	1611.3	355.2	1966.5	3.4	4.5
incl.	118.50	127.35	8.85	109	650	2351	42	3151	1695.9	397.2	2093.1	3.6	4.3
4	28.55	56.50	27.95	72	357	1156	16	1601	1319.0	233.4	1552.4	3.2	5.7
incl.	40.80	56.50	15.70	98	487	1609	23	2217	1871.8	326.7	2198.5	3.3	5.7
5	24.80	54.50	29.70	108	547	1766	41	2461	1163.4	216.4	1379.8	3.2	5.4
incl.	37.10	43.30	6.20	220	1044	3378	80	4722	1923.2	282.9	2206.1	3.2	6.8
6	85.90	104.30	18.40	70	397	1189	19	1675	858.5	154.3	1012.9	3.0	5.6
incl.	91.70	94.00	2.30	307	2390	7389	119	10206	3764.3	712.2	4476.5	3.1	5.3
7	123.10	221.00	97.90	77	364	1140	27	1608	1170.7	203.0	1373.8	3.1	5.8
	209.30	219.70	10.40	174	819	2868	79	3940	2521.2	457.0	2978.2	3.5	5.5
8	17.10	147.60	130.50	69	290	836	18	1213	1072.8	229.6	1302.4	2.9	4.7
incl.	17.10	20.30	3.20	309	1445	4551	97	6401	2669.7	368.1	3037.8	3.1	7.3
9	59.10	77.00	17.90	131	648	1882	43	2705	1691.3	203.5	1894.8	2.9	8.3
incl.	68.00	77.00	9.00	251	1124	3491	84	4950	3237.9	376.1	3614.0	3.1	8.6

10	26.75	112.50	85.75	67	314	927	24	1331	979.6	173.2	1152.8	3.0	5.7
incl.	92.00	97.45	5.45	215	1165	4251	100	5731	4738.3	821.5	5559.8	3.6	5.8
11	47.00	57.00	10.00	108	675	2305	63	3151	1970.7	408.5	2379.2	3.4	4.8
12	43.60	53.00	9.40	124	716	2527	71	3438	2164.0	286.9	2451.0	3.5	7.5
13	100.60	115.00	14.40	114	678	2303	52	3147	1093.3	207.1	1300.3	3.4	5.3



7+00N
L700N
approximate location of contact at surface
L600N
N
50m
Interpreted Main IP Anomaly
Stripped Areas (1999-2000)
RZ - Road zone
RZE - Road zone east
NZ-1 - North zone 1
NZ-2 - North zone 2
NZ-3 - North zone 3
CZ - Central zone
TZ - Trench zone
SZ - South zone
5+00N
NZ-1
RZ
RZE
NZ-3
NZ-2
CZ
2+50N
approximate location of contact at surface
intrusion
gneiss
BL00
TZ
approximate location of contact at surface
2+50S
SZ
3+00W
1+50W
L0+00
1+50E

Figure 13-1:Plan map showing the location of Phase I, II, and III drill holes, projected to surface (Dana Lake Area). All three phases of drilling took place on mining claim S-1229230, Sudbury Mining Division, Ontario (from PFN).


N
W
E
S
Drill hole trace showing surface projection of greater than 500 ppb 3E mineralization.

DERRY, MICHENER, BOOTH & WAHL CONSULTANTS LTD.

I.S.Thompson, P.Eng.

PACIFIC NORTH WEST CAPITAL INC.

DANA LAKE - RIVER VALLEY PROJECT

DANA LAKE DRILL PLAN

with mineralization above cutoff

(greater than 500 pbb 3E)

FIGURE 13-2



Dana Lake - South Zone
approx. 1.3km NW
800NE
600NE
1300NE
RV00-38
1375SE
1475SE
Dyke
1550SE
1650SE
approx. contact
RV00-40
1775SE
1875SE
RV00-39
1975SE
2075SE
approx. contact
2175SE
2275SE
2375SE
2475SE
2575SE
1200NE
2675SE
2775SE
1000NE
2875SE
2945SE
400NE
W
N
S
E
100m
Location of
Phase 3 Drill Holes
Areas of Detailed Sampling/Mapping
approximate area of mineralized breccia unit
approximate area of detailed sampling
3075SE
3175SE
3275SE
3375SE
100NE

Figure 13-3: Plan map of the Lismer's Ridge area showing the location of Phase III drill holes. Also shown are the locations of areas of detailed mapping and sampling.

13.3 Phase II

The Phase II diamond drilling program also returned significant results, and was successful in extending the strike and dip extent of known mineralized zones at the Dana Lake Area. Highlights of the program are given in Table 13-2. Mineralized intervals were assayed for Rh.

Drill holes north of L5+50N (RV00-14, 16, 17, 23, 24) intersected several complex faults and shears that are most likely related to the Grenville Tectonic Zone and the Grenville Fault system. Despite the faults and shears, the main breccia unit was found to persist to at least 7+15N. Further drilling will be required in this area in order to sort out the structural complexities.

Table 13-2: Mineralized intersections, Dana Lake Area.

DDH	From m	To m	Int. m	Au ppb	Pt ppb	Pd ppb	Rh ppb	4E ppb	Cu ppm	Ni ppm	Cu+Ni ppm
14	131.2	134.5	3.3	19	509.3	710.7	95.8	1334.8	43.7	187.4	231
15	111.5	150.6	39.1	54.7	281.1	768.6	38.9	1143.2	992.3	291.8	1284
incl.	**111.5**	**131.6**	**20.1**	**79.4**	**454.1**	**1254.5**	**58.7**	**1846.8**	**1056.2**	**304.4**	**1361**
16	185.8	186.3	0.5	58	1299	1256	53	2666	596	135	731
17	95	101.5	6.5	56.4	300.1	960.8	30.2	1347.4	773.8	186.5	960
18	225	265	40	60.2	339.4	854.7	33.6	1287.9	470.7	97.5	568
incl.	250	265	15	147.7	780.3	2102.1	70.1	3100.2	1182.4	168.1	1350
incl.	**253.6**	**261.2**	**7.6**	**235.2**	**1213.2**	**3425.9**	**105.7**	**4980**	**1932.3**	**259.2**	**2191**
19	15.6	17.2	1.6	117	333	784	39.5	1273.5	2355	516.5	2872
and	24.5	27.5	3	60.5	292	715	30.5	1098	1325	280	1605
20	133	245.5	112.5	41.9	222.9	541	22.7	828.5	445.3	120.9	566
incl.	186.55	195.85	9.3	97.6	496	1524.2	46.3	2164	1395.5	312	1708
incl.	**180**	**195.85**	**15.85**	**94.1**	**524.9**	**1677**	**46.9**	**2342.9**	**1351.2**	**268.7**	**1620**
incl.	180	211.6	31.6	74.8	367.1	1136.8	33.7	1612.5	1096.7	230.1	1327
21	39.35	69.5	30.15	41.6	198.9	489.1	20.8	750.4	620.1	151	771
incl.	39.35	41.3	1.95	76.4	536.6	1681.5	29	2323.5	1145.4	241.6	1387
22	**173.5**	**223**	**49.5**	**101**	**529.1**	**1551.4**	**40.7**	**2222.2**	**1223.3**	**242.1**	**1465**
incl.	173.5	182.9	9.4	162.2	789	2182.8	54.9	3188.8	1538.7	244.6	1783
incl.	**199.3**	**203.55**	**4.25**	**180.5**	**858.5**	**3266.9**	**82**	**4387.9**	**2383.2**	**361.1**	**2744**
23	78.5	80.8	2.3	127.6	204.9	165.5	6.4	504.4	2373.7	434.4	2808
24	48.5	50	1.5	17	413	694	19	1143	204	186	390
and	70.5	71	0.5	19	417	1000	36	1472	263	40	303
25	12	99.05	87.05	47.8	231.9	487.7	14.2	781.5	574.7	118.6	693
incl.	70	81.1	11.1	78.6	451.7	1378.1	39.8	1948.2	864	198.8	1063
incl.	**71.5**	**77.3**	**5.8**	**96.8**	**605.8**	**1935.9**	**53.3**	**2691.8**	**985.5**	**232.1**	**1218**
incl.	73	76.1	3.1	104.1	709	2233.6	66	3112.7	1060.9	263.2	1324

26	51.3	85	33.7	53.5	190.1	479.9	12.8	736.4	811.7	203	1015
incl.	**51.3**	**60.2**	**8.9**	**74**	**266**	**727**	**21.9**	**1088.9**	**1194**	**262**	**1456**
incl.	**51.3**	**56**	**4.7**	**77.1**	**312.8**	**825**	**24.6**	**1239.5**	**1365.1**	**276.3**	**1641**
27	110.4	111.5	1.1	78	334	887	28	1327	956	97	1053
and	171	172	1	40	233	790	14	1077	836	190	1026

13.4 Phase III

Phase III drilling consisted of 10 drill holes at the Dana Lake Area and 3 drill holes at Lismer's Ridge. A summary of significant results is given in Table 13-3.

At the Dana Lake area the Phase III program was designed to augment Phases I & II drilling, testing the down dip extension of surface mineralization and in-fill drilling of untested areas at the Dana Lake Area.

At Lismer's Ridge, where surface mineralization has been traced intermittently along a NW-SE strike for at least 800 metres drilling was designed to provide an initial test of subsurface mineralization.

Table 13-3: Mineralized intersections from the Phase III drilling program, Dana Lake and Lismer's Ridge areas.

Dana Lake Area

DDH	From m	To m	Int. m	Au ppb	Pt ppb	Pd ppb	3E ppb	Ni ppm	Cu ppm	Cu+Ni ppm	Pd:Pt	Cu:Ni
RV00-28	55.55	97.90	42.35	68.8	284.2	669.1	1022.2	142.9	875.1	1018.0	2.1	5.7
incl.*(2)	65.50	73.35	7.85	53.8	350.4	982.1	1386.4	144.7	796.1	940.8	2.6	5.6
RV00-29	114.45	188.45	74.00	55.9	261.1	682.7	999.7	181.6	1144.8	1326.4	2.2	5.9
incl.	143.60	150.50	6.90	191.3	896.1	2504.1	3591.5	362.6	2345.2	2707.8	2.7	7.4
RV00-30	192.50	194.00	1.50	6.0	895.0	273.0	1174.0	134.0	298.0	432.0	0.3	2.2
RV00-31	41.60	44.15	2.55	30.5	406.2	1136.9	1573.7	62.9	164.6	227.5	2.7	2.8
RV00-32	15.40	16.00	0.60	146.0	491.0	2169.0	2806.0	451.0	3140.0	3591.0	4.4	7.0
RV00-33	16.85	24.60	7.75	47.7	321.7	889.3	1258.6	141.7	710.2	851.9	2.6	6.9
RV00-34	173.00	177.00	4.00	42.1	298.2	839.0	1179.3	268.2	893.5	1161.7	2.8	3.3
RV00-36	60.50	234.85	174.35	86.2	396.9	1128.7	1611.7	182.7	869.0	1051.7	2.1	4.1
incl.	126.60	149.30	22.70	168.4	829.0	2572.3	3569.7	300.1	1526.7	1826.9	2.7	5.2
*incl.	138.75	149.30	10.55	182.6	1020.7	2928.4	4131.8	420.1	1984.4	2404.6	2.8	4.7
incl.	186.15	194.95	8.80	384.8	1657.6	5173.5	7215.8	469.2	3000.2	3469.4	3.2	6.2
RV00-37	42.50	61.05	18.55	100.7	720.8	1851.6	2673.1	235.3	1238.6	1473.9	2.5	5.9
	51.15	61.05	9.90	127.0	939.3	2502.8	3569.1	333.7	1495.0	1828.7	2.7	4.8

Lismer's Ridge

DDH	From m	To m	Int. m	Au ppb	Pt ppb	Pd ppb	3E ppb	Ni ppm	Cu ppm	Cu+Ni ppm	Pd:Pt	Cu:Ni

RV00-38	34.50	44.55	10.05	53.5	337.4	538.7	929.6	142.0	847.2	989.2	1.6	6.0
incl.	33.70	37.50	3.80	79.7	559.3	514.9	1153.8	143.9	748.9	892.8	0.9	5.2
RV00-39	27.00	35.50	8.50	63.8	435.8	956.4	1456.0	377.6	849.1	1226.7	2.2	2.2
RV00-40	21.05	41.70	20.65	117.5	526.1	1220.1	1863.7	237.7	1215.5	1453.2	2.2	5.1
incl.	37.00	41.00	4.00	153.8	910.8	2427.8	3492.3	399.0	1760.0	2159.0	2.7	4.4

(1) Samples not assayed for Rhodium.
(2)*incl = partially included in previous interval

13.5 Phase IV

Phase IV drilling to date has consisted of 5 drill holes at the Dana Lake Area and 6 drill holes at Lismer's Ridge. A summary of significant results is given in Table 13-4.

The program was designed to evaluate the strike and dip extent of South Zone mineralization which has been exposed at surface and intersected in earlier drill holes.

At Lismer's Ridge, widely spaced drill holes were designed to continue testing the subsurface potential of the mineralization intermittently exposed on surface for at least 800 metres.

Table 13-4: Mineralized intersections from the Phase IV drilling program, Dana Lake and Lismer's Ridge areas.

Dana Lake Area

DDH	From m	To m	Int. m	Au ppb	Pt ppb	Pd ppb	3E ppb	Ni ppm	Cu ppm	Cu+Ni ppm	Pd:Pt	Cu:Ni
DL-01	140.00	179.00	39.00	107.7	499.5	1752.0	2359.3	308.7	1752.8	2061.5	3.5	5.7
incl.	141.20	167.00	25.80	137.0	631.1	2263.3	3031.5	370.8	2018.9	2389.7	3.6	5.4
incl.	143.30	150.15	6.85	319.4	1675.6	6115.8	8110.8	791.6	4717.9	5509.5	3.6	6.0
DL-02	47.40	145.00	97.60	66.8	291.3	890.0	1248.2	216.9	722.7	939.6	3.1	3.3
incl.	47.40	104.50	57.10	60.9	427.4	1377.9	1866.1	217.1	771.8	988.9	3.2	3.6
incl.	53.70	66.50	12.80	81.9	715.7	2369.3	3166.9	153.9	1008.8	1162.7	3.3	6.6
incl.	84.50	88.50	4.00	144.3	918.0	3048.3	4110.5	244.0	1287.5	1531.5	3.3	5.3
DL-03	153.90	213.80	59.90	63.6	482.7	1331.9	1878.3				2.8	
incl.	153.90	196.50	42.60	64.9	569.0	1546.8	2180.6				2.7	
incl.	153.90	158.30	4.40	297.3	3476.9	8364.3	12138.5				2.4	
incl.	182.00	188.00	6.00	85.9	585.3	2155.4	2826.6				3.7	
DL-04	0.00	207.00	207.00	37.3	220.2	721.4	978.9				3.3	
incl.	147.60	183.30	35.70	158.4	943.0	3703.6	4805.0				3.9	
incl.	147.60	160.40	12.80	212.0	1240.8	4872.4	6325.2				3.9	
incl.	151.35	158.00	6.65	255.9	1628.2	6296.9	8181.0				3.9	
Dl-05	208.9	215.7	6.80	64.9	334.0	1382.5	1781.4				4.1	
incl.	210.65	213.50	2.85	78.6	443.9	1752.1	2274.6				3.9	

Lismer's Ridge

DDH	From m	To m	Int. m	Au ppb	Pt ppb	Pd ppb	3E ppb	Ni ppm	Cu ppm	Cu+Ni ppm	Pd:Pt	Cu:Ni
LR-01	8.00	38.00	30.00	49.0	253.9	772.2	1075.1	95.4	766.4	861.8	3.0	8.0
incl.	8.00	17.95	9.95	84.4	499.7	1693.3	2277.4	102.3	772.0	874.3	3.38	7.5
LR-02	100.50	118.50	18.00	99.3	1380.5	3236.8	4716.6				2.3	
incl.	100.50	105.70	5.20	217.4	3981.2	9011.1	13209.7				2.3	
incl.	101.75	103.80	2.05	440.3	8455.9	19246.2	28142.4				2.3	
LR-04	134.90	180.10	45.20	44.9	213.3	555.2	813.4				2.6	
incl.	145.10	166.30	21.20	60.3	315.8	799.5	1175.5				2.5	
incl.	157.40	161.60	4.20	81.0	414.2	1283.4	1778.6				3.1	
LR-05	50.50	62.45	11.95	95.5	213.5	700.2	1009.2				3.3	
incl.	58.15	61.75	3.60	226.9	354.3	1320.8	1902.0				3.7	
LR-06	54.00	57.14	3.14	28.9	613.9	563.3	1206.1	104.4	436.4	540.8	0.9	4.2

(1) Samples not assayed for Rhodium.
(2)*incl = partially included in previous interval
(3) Only partial Ni and Cu results were available to DMBW at time of report writing. DMBW have calculated Ni and Cu grades from available data.

13.6 Interpretation and Conclusions

On the basis of all four phases of drilling (8,655 m in 51 holes) completed to date, the following observations and conclusions can be made:

1. Mineralized sections at the Dana Lake Area differ from those intersected at Lismer's Ridge 1.3 km southeast of the South Zone in several ways. Mafic rocks at Lismer's Ridge are commonly moderately foliated with a higher proportion of chlorite and biotite. There is a higher proportion of visible chalcopyrite relative to pentlandite + pyrrhotite at Lismer's Ridge and much of the chalcopyrite has been re-crystallized along foliations. At Lismer's Ridge, blue quartz is not as prolific within the mineralized sections. These differences are likely the result of a slightly higher metamorphic grade at Lismer's Ridge, relative to the Dana Lake Area.

2. A consistent stratigraphy has developed, based on drill core and surface mapping, that consists of 5 major divisions (from top to bottom): 1. Layered Sequence; 2. Inclusion-Bearing Zone; 3. Breccia Zone; 4. Boundary Zone; and, 5. Archean migmatite/paragneiss. This stratigraphic sequence is nearly consistent for >750 m at the Dana Lake Area and is also present at Lismer's Ridge for >800 m. The Boundary Zone or footwall breccia is better developed in the cleared areas at Lismer's Ridge relative to the Dana Lake Area.

3. The Inclusion-Bearing Zone (1.65-98.50 m thick) is variably mineralized and has scattered, elevated PGM values. Although individual values of >5 g/t 3E occur in this zone, assays are generally <200 ppb 3E.

4. The Breccia Zone (11.50-193.05 m thick), which includes the main mineralized breccia or main zone, has relatively consistent elevated PGM values. The main zone occurs within about 40 m of the intrusive contact with Archean paragneiss and migmatite. Individual assays as high as 15.43 g/t 3E (RV00-10) come from the Breccia Zone with intervals of >60 m averaging >750 ppb 3E. Work to date, suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone.

5. Sulphide contents generally range from 1-5% total sulphide but can be as high as 10% when occurring as localized clusters of disseminated and bleb sulphide. There is a moderate correlation between patches of blue-grey quartz, elevated biotite content and PGM-bearing sulphide mineralization.

6. The main zone of breccia-hosted mineralization appears to be 20-50 m thick and persists to depths >190 m. In addition, the drilling demonstrates predictable grade to depth with significant high grade intersections (5-10 g/t 3E over 1-5 m & 3-5 g/t 3E over 5-10 m) enveloped by broader (commonly >20 m and sometimes >150 m) lower grade (1.0-1.5 g/t 3E and 4E) intersections.

7. At the Dana Lake Area, a main zone of mineralization is apparent between L3+00N and L6+25N (Dana North). This area has relatively consistent PGM grades over relatively

consistent widths, and mineralization has been confirmed to vertical depths of >190 m (RV00-18).

8. Drill holes within the region between L0+00 and L3+00N (RV00-31, 32, 35) intersected several faults, shears and dykes resulting in poor continuity of the mineralized breccia unit. It is very likely that these faults and dykes have displaced the main breccia zone and as such, further drilling will be required to fully evaluate this area and resolve the structural/geological complexities.

9. The Dana South Zone (L1+75S to 2+00S) has demonstrated excellent potential for economic widths and grades of PGM mineralization with encouraging intercepts from RV00-10, 11 and 12 (Phase I) and from RV00-36 (Phase III). Drill hole RV00-36 intersected the broadest zone of PGM mineralization (1.6 g/t 3E over 174.4 m) and the highest grade intersection of PGM mineralization (7.2 g/t 3E over 8.80m) to date.

   The Phase IV drilling has returned similar broad intersections containing very high grade intervals. Drill hole DL-03 returned 59.90m grading 1.88 g/t 3E, including 4.4 metres grading 12.14 g/t 3E. Continuity has been demonstrated over >50m of strike length and the zone remains open in both directions along strike.

10. Initial results from Lismer's Ridge are very encouraging, encountering both broad, relatively low-grade intersections (RV00-38: 1.0 g/t 3E over 36.1 m and LR-01: 1.0 g/t 3E over 30.00 m) as well as narrower high-grade intervals (LR-02: 4.7 g/t 3E over 18.0 m). Moreover, the geological setting and style of mineralization appears to be very similar to that at the Dana Lake Area.

11. There is a general correlation between induced-polarization (IP) geophysical survey anomalies and PGM-bearing sulphide intersections. However, many of the IP anomalies that occur adjacent to the intrusive contact and into either of the footwall/hangingwall regions are more likely the result of elevated pyrite contents, observed in core to be as high as 10% banded and disseminated pyrite +/- pyrrhotite.

13.7 DMBW Comments

Representative vertical cross sections, 5+00N, 4+00N and 2+00S, prepared by DMBW of the Dana Lake area are shown on Figures 13-4, 13-5 and 13-6. A representative vertical cross section at 13+75SE on the Lismer's Ridge grid is shown on Figure 13-7. The intersections shown on the sections were calculated using a cutoff of 500 ppb 3E so the values shown will not match those given in the previous tables. The three intrusive units (Inclusion Gabbro, Gabbro Breccia and Foliated/Sheared Gabbro) are shown on each section.

On section 5+00N the gabbro breccia (Breccia Zone) approaches its maximum thickness. The mineralized zone can be traced through holes 01,09 and 15 and appears to be semi-concordant with igneous stratigraphy. Orientation of mineralization to depth appears steep but more drilling is needed.

On Section 4+00N the intrusive suite dips vertically and generally controls the mineralization.

On Section 2+00S (Dana South) the mineralization is constrained within the Gabbro Breccia but is tentatively and conservatively interpreted to dip near vertical. New hole DL-01 cut 39.00m of 2.36 g/t PGE, confirming continuity of the mineralization betwen holes RV00-13 and RV00-36. Included in this is a high grade 6.85m interval of 8.11 g/t PGE.

On Section 13+75SE (Lismer's Ridge) the 3-fold igneous/structural units continue as shown. Both RV00-38 and LR-04 encountered 3E values of greater than 1.0 g/t over widths of 13.0 and 22.4 metres respectively. On this section the mineralized zone dips steeply to the northeast. The strike is not yet known.

Figure 13-4



RV00-18
RV00-09
RV00-01
RV00-15
GABBRO BRECCIA
INCLUSION BEARING GABBRO
(& LEUCOGABBRO)
FOOTWALL FOLIATED GABBRO
AND/OR GABBRO BRECCIA

DERRY, MICHENER, BOOTH & WAHL CONSULTANTS LTD.
I.S.Thompson, P.Eng.

PACIFIC NORTH WEST CAPITAL INC.
DANA LAKE - RIVER VALLEY PROJECT

SECTION 5+00N
UTM 5172475 NORTH

Date: Feb 28 2001

Figure: 13-4


RV00-02
RV00-10
RV00-30
RV00-22
RV00-03
GABBRO BRECCIA
INCLUSION BEARING LEUCOGABBRO
FOOTWALL BRECCIA
GABBRO BRECCIA
DERRY, MICHENER, BOOTH & WAHL CONSULTANTS LTD.
I.S.Thompson, P.Eng.
PACIFIC NORTH WEST CAPITAL INC.
DANA LAKE - RIVER VALLEY PROJECT
SECTION 4+00N
UTM 5172420 NORTH
-10 0 10 20 30 m
Date: Feb 28 2001
Figure: 13-5


RV00-13
RV00-36
RV00-12
RV00-36
DL-01
RV00-13
SOUTH ZONE
RV00-12
INCLUSION BEARING GABBRO
& LEUCOGABBRO
GABBRO BRECCIA
FOOTWALL
SHEARED GABBRO
PRELIMINARY INTERPRETATION
(Note: many faults on this section)
558 = Au + Pt + Pd in ppb
5.0m = Width of Interval
DERRY, MICHENER, BOOTH & WAHL
CONSULTANTS LTD.
I.S.Thompson, P.Eng.
PACIFIC NORTH WEST CAPITAL INC.
DANA LAKE - RIVER VALLEY PROJECT
SECTION 2+00S
UTM 5171800 NORTH
-10 0 10 20 30 m
Date: March 23, 2001
Figure: 13-6


TOP PLAN
SURFACE APPROXIMATE
RV00-38
R-01
INCLUSION BEARING
LEUCOGABBRO
LEUCOGABBRO/
GABBRO BRECCIA
FOOTWALL
METASEDIMENTS
1673
18.0m
1161
3.15m
1141
22.4m
901
2.75m
PRELIMINARY INTERPRETATION
558 = Au + Pt + Pd in ppb
5.0m - Width of Interval
-10
0
10
20
30
m
N
E
S
W

DERRY, MICHENER, BOOTH & WAHL
CONSULTANTS LTD.
I.S.Thompson, P.Eng.

PACIFIC NORTH WEST CAPITAL INC.
DANA LAKE - RIVER VALLEY PROJECT

SECTION 13+75SE
LISMER'S RIDGE AREA

Date: March 26, 2001

Figure: 13-7

13.8 General

- *The reported mineralized core intervals for the Dana North drill holes are very close to true width as the holes were drilled normal to the strike of the zone. In the southeast where holes were drilled oblique to the strike the reported mineralized core interval for each hole represents more than true width.*
- *No corrections have been made to the reported lengths of mineralization. DMBW does not deem it necessary at the exploration stage, until proper zone geometry has been determined, but PFN should, in press releases, insert a cautionary note explaining the above.*

14.0 SAMPLE METHODS AND APPROACH

14.1 Surface Programs - Phases I & II

Phase I and II surface programs included the collection of grab samples, both on a regional and grid basis, and the detailed sampling of stripped areas at Dana Lake, Lismer Ridge and Azen Lake areas. Table 14-1 below gives a summary of the samples collected.

Grid grab samples were collected using a hammer every 25 to 50 metres where outcrop permitted.

Detailed saw-cut grab samples were collected from stripped areas on a 2.5 x 2.5 metre grid. Samples were collected using a hammer where possible and a saw cut on rounded outcrop surfaces. Each saw cut was approximately 20 to 25 centimetres long and 10 centimetres deep.

Table 14-1: Summary of Surface Sampling

Program	Regional Grabs	Grid Grabs	Detailed Areas
Phase I	27	392	1939
Phase II	42	162	2391
Total	69	554	4330

14.2 Drilling Programs - Phases I, II ,III and IV

A total of 6323 drill core samples were collected from the four phases of drilling (include 1355 samples from the 11 Phase IV holes for which assays have been received and released by PFN). The core sample widths vary from 0.04 (4 cm) to 5.00 metres and average 1.24 metres. The sampling intervals were determined based on geology and sulphide content. Longer samples were taken from unmineralized or weakly mineralized sections. Core recovery was excellent throughout.

Core was rough logged in the fields by two contract geologists, one at each drill. Lids were then hay wired tight to the boxes and the core boxes taken to the road side loading point by skidder two to three times per day. Core boxes were then hand transferred by an experienced field man into a 1 ton, four wheel drive van and driven to the Lively core shack, one hour away. At the core shack the boxes were loaded into racks by the geology crew.

At the core shack the entire drill core was cut in half using a table mounted, wet diamond blade rock saw (two eight hour shifts - 4 men). Once the core was cut holes were logged by a second pair of contract geologists. Data was entered directly into Excel spreadsheets on an IBM Pentium III laptop computer. The senior geologist was in charge of all drill core and sampling.

The geologists selected and marked up the sample intervals with colored crayons. A core sampler then placed one half of the core for each sample into plastic bags containing a sample tag and marked on the outside with the sample number. A sample tag with the same number was also placed in the core box at the start of each sample interval.

The individual samples were bagged together in commercial rock bags (up to 20 kilograms per bag). Regular shipments of bags were made using a bonded commercial truck carrier for transport to Rouyn-Noranda where the samples were submitted to XRAL Laboratories, Rouyn-Noranda, Quebec, and assayed for Pt, Pd, Au, Cu, Ni and, for a limited number of samples, Rh.

For the remaining half of the core a metal tag was stapled to the end of each core box showing the hole number and meterage. Lids were then strapped tightly onto each box using hard plastic webbing and the boxes cross stacked in an orderly manner onto a pallet for each hole. The core was then moved by forklift to storage areas outside. All core from Phases I and II is cross stacked on the ground. At the time DMBW visited the facility this core was inaccessible for examination as it was covered by a metre of snow and ice. Phase III core is stored outside in core racks next to the building. The site, including the core storage areas, is not currently fenced.

14.3 General

- *There are no drilling, sampling or recovery factors that could materially impact the accuracy of results.*
- *In the opinion of DMBW the sample quality is good and the samples are representative of the mineralization. The samples are free from bias.*
- *A summary of surface sample assays was provided in Section 12. A complete list of 4330 surface sample assays and 6323 drill core assays can be supplied by PFN on request.*
- *Sample composites have not been made by PFN.*

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 Introduction

This section describes the analytical procedures used at primary and check assay laboratories, and provides and evaluation of results. All statistical data and diagrams were provided by PFN. (See Section 19.0 for DMBW statistics)

15.2 Analytical Procedures - primary laboratory

All grab samples, detailed saw cut samples and diamond drill core samples were submitted to XRAL Laboratories, Rouyn-Noranda, Quebec, and assayed for Pt, Pd, Au, Cu and Ni. Samples from the Phase I surface program and the Phase I drilling program were also assayed for Rh.

At the laboratory all shipments are unpacked and arranged in numeric order. All rock and drill core samples are first crushed such that 90% of the sample passes a 10 mesh screen. All crusher rejects are stored for the client. The crushing equipment is cleaned with air and/or brush between samples. After crushing all samples are pulverized such that 80% passes a 200 mesh screen. As before all equipment is cleaned with air between samples.

Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with aqua regia, and measurement with a DCP (direct current plasma) finish. Lower limits of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by DCP. Concentrations of Cu-Ni were determined by ICP methods and generally have lower limits of detection of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%. Rhodium concentrations were determined using an arrested cupellation method that utilises standard lead fire assay techniques with an ICP-MS finish; lower limit of detection for Rh is 30 ppb. A silver inquart is used during the fire assay procedure. Full descriptions of XRAL assay procedures are given in Appendix E.

15.3 Check Assaying

Table 15-1 gives a summary of samples that have been submitted for check assaying. The main laboratory used for check assaying is Accurassay Laboratories of Thunder Bay, Ontario. A smaller number of samples have been submitted to Bondar Clegg Laboratories in Val d'Or, Quebec. Full descriptions of Accurassay assay procedures are given in Appendix E.

A total of 140 of 4,953, or 2.8 %, of samples from surface exploration programs have been subjected to check assay analysis. A total of 1036 of 4,968, or 20.87%, of diamond drill samples from Phases I, II and III have been subjected to check assay. Of these 171 were rejects and the balance were pulps. This is an above average achievement in DMBW's opinion.

In terms of PGM analysis, XRAL Laboratories performs a check assay on every 10th sample during an analytical run. This duplicate data is not reported on the PGM assay certificate and at the time of writing the duplicate data was being compiled by XRAL. However, previous check samples from

drill core samples (see Phase I and II drill program reports) yielded results that were generally in agreement (<25% difference) with original core sample concentrations and therefore, no check assays were completed for Pt-Pd-Au from any of the surface grab or channel-grab samples. In terms of ICP (Cu-Ni multi-element) analysis, XRAL Laboratories performs a duplicate analysis on the first sample and then on every 12th sample after that, during the course of each analytical run. These duplicates were found to be within about 25% of the original assay values which is considered to be in reasonable agreement and therefore, no additional check assays were completed for Cu-Ni.

Table 15-1: Summary of check assays

Lab	Program	Number of pulps	Number of rejects	Number of Au-Pt-Pd assays	Number Assayed for Rh	Number Assayed for Cu & Ni
Acurassay	Ph I - surf	137	3	140	-	-
Acurassay	Ph II - surf	-	-	-	-	-
Acurassay	Ph I - drill	572	168	740	20	-
Accurassay	Ph II - drill	296	-	296	18	-
Bondar-Clegg	Ph I - drill	572	168	740	-	154
Totals	All Phases	1577	339	1916	38	154

15.4 Comparisons of Assay Methods

Platinum-Palladium-Gold

Both XRAL and Accurassay utilize classical fire assay techniques to determine concentrations of platinum (Pt), palladium (Pd) and gold (Au) from hard rock samples (Table 15-2).

Table 15-2: Specifications for classical fire assay methods used to determine Pt-Pd-Au concentration.

Laboratory Parameter	XRAL (Rouyn-Noranda)	Accurassay (Thunder Bay)
pulverize (reject to pulp)	90% to –150 mesh	90% to –150 mesh
Split	500 g	250-400 g
final volume	5 ml	3 ml
digestion time	~1.5 hours	~1.5 hours
aliquot for assay	30 g (1 assay ton)	40 g
fusion procedure	50-55 minutes at 1850°F	75-90 minutes at 1090°F
measurement (finish)	DCP (equivalent to ICP)	atomic absorption (AA)
Standards	Rocklabs and in-house Au	Canmet and in-house Au
lower detection limits	Pt=10ppb, Pd=1ppb, Au=1ppb	Pt=15ppb, Pd=10ppb, Au=5ppb

Rhodium

At XRAL Laboratories the sample is weighed and fused exactly the same as in the classical fire assay methods (including silver inquart during fusion) used for Pt-Pd-Au, only the cupellation changes. The cupellation for Rh is arrested before all of the lead is oxidized so that the Rh is not lost. After arresting the cupellation, the gold button contains the precious metals and approximately 100-500 mg of lead. The silver bead is digested in aqua regia over an hour period, brought to a final volume of 5 ml with distilled water and read by DCP (ICP-MS) for Rh concentration; lower limit of detection is 10 ppb.

At Accurassay Laboratories, the sample is weighed and fused exactly the same as in the classical fire assay methods used for Pt-Pd-Au with the exception of the addition of a gold inquart (during fusion) rather than silver. After cupellation, the gold bead is digested in aqua regia, brought to a final volume of 3 ml with distilled water and acids, and measured using AA (atomic absorption). The lower limit of detection is 10 ppb.

Base-Metals

A standard method of nitric aqua regia extraction (Aqua Regia) is utilized by both XRAL and Accurassay, using an ICP finish, which is typically referred to as multi-element analysis. Nickel is not totally extracted by aqua regia methods such that the reported concentration of Ni are mainly that of the sulphide and contain little, if any, of the silicate nickel component. At XRAL, lower limits of detection are 0.5 ppm for Cu and 1 ppm for Ni.

15.5 Check Assay Results

The check assay results given below are taken from the Phase II drilling supplied by PFN. No samples of drill core, rejects or pulps were collected by DMBW for check assay.

Table 15-3 shows the number of check assays and correlation coefficients for Au, Pt, Pd and Rh analyses completed by XRAL and Accurassay Laboratories. Scatter plots for each element are shown on Figures 15-1 (Au), 15-2 (Pt), 15-3 (Pd) and 15-4 (Rh).

Average concentrations of Au, Pt and Pd reported by XRAL were higher than the concentrations reported by Accurassay. However the correlation coefficients (R^2) for each element are all greater than 0.90, suggesting excellent correlation between original and check assay values.

The poorest correlation was that of rhodium ($R^2 = 0.64$). This discrepancy may be attributed to the difference in analytical techniques whereby, during the fire assay procedures, Accurassay uses a gold inquart and XRAL uses a silver inquart as part of the fusion process. According to Chris Bever, Manager at Accurassay Labs, addition of a gold inquart allows for more complete collection of rhodium, whereas the addition of a silver inquart may actually inhibit the effective collection of rhodium into the resulting bead or button. Despite the moderate correlation in Rh, most (78%) of the check Rh concentrations are within 25% of the original values and range from 47.6 to 98.8%.

Table 15-3: Summary of the correlation between check assay values.

Element	n	R^2 Correlation	Most Higher at XRAL	Most Higher at Accurassay
Gold	282	0.9158	Yes – 198 samples	No
Platinum	291	0.9518	Yes – 194 samples	No
Palladium	296	0.9581	Yes – 144 samples	No
Rhodium	18	0.6441	No	Yes – 14 samples

n=number of samples

15.6 DMBW Check Sample

DMBW was able to collect a single field sample consisting of a 2 kilogram specimen of non-sulphide bearing "gabbronorite" from a small cliff exposure within the Road Zone. No other specimens or samples could be collected due to heavy snow cover. The sample was sent to Chemex Laboratories in Vancouver, B.C. for analysis. The sample returned 8 ppb Au, 65 ppb Pt and 166 ppb Pd (239 ppb 3E) (see Appendix F). This sample shows an expected grade variation within a mineralized zone.

15.7 Anglo American Check Assays

Anglo American check quartered 108 core samples representative of the different types of mineralization in the first 13 drill holes and shipped them to their laboratory in South Africa for PGE assay. Refer to Section 18.0 on mineral processing and metallurgical testing on these samples. The active technical participation by Anglo in all phase of activity is seen as a positive form of external guidance.

Figure 15-1

Figure 15-2

Figure 15-3

Figure 15-4

15.8 General

- *As far as can be ascertained by DMBW, no duplicates, standards or blanks were submitted by PFN to XRAL laboratories during any of their surface or diamond drilling programs. The company has informed DMBW, however, that it is currently preparing in-house standards, which will be used when drilling resumes.*
- *As noted in table 15-2, XRAL includes Rocklabs and in-house standards in their assay runs, and Accurassay include Canmet and in-house standards in their assay runs. DMBW are not aware of any in house standard data. This omission should be rectified during the next drilling program.*
- *Security measures to ensure validity and integrity of samples taken are excellent from drilling to delivery of sample for assay. A fenced compound is currently lacking but no additional samples have been cut from any of the core racked or stacked outside the industrial warehouse in which core and samples are locked. Mr. J. Royall has informed DMBW that construction of the fence has started.*
- *All sample preparation has been conducted and directed on site by contract geologists and samplers hired by PFN. Mr. J. Royall, P.Eng, a director and officer from Vancouver, makes periodic visits to inspect the site but is not involved in the programs sampling or data handling.*
- *All commercial laboratories are registered to ISO 9002.*

In conclusion:

- *Notwithstanding the lack of quality control measures DMBW has no compelling reason to doubt the validity of the PGE assay values as presented in this report. The data is believed to be adequate for the level of this exploration project.*

16.0 DATA VERIFICATION

As noted in Section 15.0 PFN have recently instigated internal quality control measures.

While DMBW have relied upon the factual sampling and analytical data presented by PFN in the two surface exploration reports and three drilling reports, DMBW have also examined the drill data in DXF format in the course of replotting the assay data for construction of level plans (see Section 19.0), and for plotting of 6 cross sections on a UTM grid.

DMBW check calculated the weighted average reported (composite) grades for several drill holes and found no errors.

DMBW have seen all of the assay certificates and check assays in hard copy as well as all of the drill logs, maps and plans.

The single grab sample was the only practical sample that could be collected during the site visit. DMBW did not deem it necessary to quarter drill core due to the great number (4968) of drill core samples. Any errors in sampling would tend to cancel out. It should be stressed all of the drill core is sawn except for some obviously barren footwall rocks below the mineralized breccias. Anglo Platinum have also done check assays.

DMBW believes that its actions are sufficient for the level of investigation of this exploration project.

DMBW examined the core from two Dana holes, RV00-36, RV00-03, and from hole RV00-40 at Lismer's Ridge.

DMBW observed the core handling and transportation from the field to the core shack, and the core sampling process and found that all procedures were carried out in a proper and workmanlike manner.

It should be stressed that all technical work is monitored closely by Anglo Platinum personnel who also visit the property regularly and provide insight into interpretation and with respect to the sighting of drill holes.

17.0 ADJACENT PROPERTIES

The information presented here is derived from press releases and data in the public domain for three other exploration companies, Mustang Minerals Ltd. and Aquiline Resources Inc. and International Freegold Mineral Development Inc. (ITF), that hold property interests over the River Valley intrusion adjacent to PFN 's property.

- **DMBW have no relationship to any of these companies.**

- **DMBW have not attempted to verify any of the information presented below.**

- **The information is not necessarily indicative of the mineralization on the PFN property.**

The following map (Figure 17-1) illustrates all major property holdings over the RV intrusion. There may be miscellaneous holdings by other parties but DMBW has not carried a search of current claim records.

17.2 Mustang Minerals Ltd.

Mustang's River Valley property covers over 550 claims in the River Valley Intrusion. The property lies immediately to the south of PFN's Property. In December 1999, Mustang concluded a joint venture on the property with Impala Platinum, where by Impala may earn a 60% interest in the property by funding exploration expenditures of $6 million, and completed cash payments of $255,000 over 4 years.

The current exploration model of a contact style magmatic sulphide is similar to that of PFN. To date a comprehensive first stage exploration program has been completed, which consisted of mapping, sampling, and ground magnetics and induced polarization surveys. Several drill targets were identified along the northern and southern contacts of the intrusion. In mid November of 2000 a two-phase drill program was begun. The program is expected to take approximately 4 months to complete, and will consist of 17,000 m of drilling. 12,000 m is planned along the 4.5 km long north contact with the remaining 5,000 m slated to be drilled along the southern contact of the intrusion.

17.3 Aquiline Resources

Aquiline may acquire a 70% interest in 96 claims location in Janes, Henry, Crerar and Dana Townships from Mustang Gold Corp. The claims overlie the River Valley layered anorthositic intrusive which hosts copper-nickel sulfide showings containing platinum group element.

During the 2000 field season an induced polarization survey was carried out on the northwest shoulder of the River Valley Pluton, which lies approximately 5 kilometers west south-west of PFN's Dana Lake discovery. A series of strong, narrow high chargeability and high resistivity bands which strike north-south on the northern and eastern portion of the claim block were identified. More moderate anomalies were identified and strike east-west and are located in the southern and western portion of the claim block. The anomalies are not coincident with outcrop; however are coincident with weak base metal soil anomalies. Additional trenching and drilling has been recommended.

17.4 International Freegold Mineral Development Inc.

International Freegold Mineral Development Inc.(ITF) has a 272 unit claim adjacent to the west boundary of the PFN block.

During the 2000 exploration season International Freegold reported that they carried out a regional geological and mapping survey on the claims. Selected samples were sent for assay and an area has been identified for follow up exploration in 2001. No technical information has been released yet for this early stage exploration property.

ITF is an affiliated company to PFN. Mr. Harry Barr is Chairman of ITF and President /CEO of PFN. The technical management teams, however, are separate.



Location Map
East Bull Lake Complex
River Valley Complex
Drury Township Intrusion
N
South Pardo Zone
Dana North Zone
Outline of River Valley Intrusion
PFN-Amplats JV
Valley
Azen Zone
Mustang-Aquiline JV
Aquiline
PFN
North Zone
Area of current drilling
N
Mustang-Implats JV
Second drill commencing mid-February, 2001
0 1 2 3 4km
PGM-Sulphide Occurrence
PGM Mineralized Margin
PGM Target Area

Figure 17-1: Location of major property holdings over the River Valley Intrusion

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

18.1 Metallurgy

One of the principal requirements in developing a PGM deposit into a mine is the determination of the metallurgical characteristics of the potential "ore" (1) material. In order to examine the mineralogy (gangue and economic minerals) of the potential "ore" material from the Dana Lake Area, and to determine if PGM recovery would be economically feasible, two studies were undertaken: 1. a metallurgical feasibility study at the Department of Metallurgical & Materials Engineering (Michigan); and, 2. metallurgical and mineralogical studies at Anglo Platinum (South Africa). An overview of the former study is provided below, with only a brief outline of the Anglo Platinum work, as this study is ongoing, with results expected in early 2001.

18.2 Preliminary Metallurgical Feasibility Study

In the Fall of 1999, as part of a senior graduate course at Michigan Technological University (MTU) and sponsored in part by PFN and Anglo Platinum, Erik Luhta * obtained a mini-bulk rock sample totalling 4,264 lbs from the Dana Lake Area. Specifically, the sample was collected (blasted) from the North Zone 2 (1,333.3 lbs net crushed) and South Zone (2197.0 lbs net crushed), in areas that had relatively high PGM assays, as determined from 1999 detailed surface sampling. Head grades for the North and South zones are provided in Tables 18-1 and 18-2, along with results from various stages of the pilot plant tests. Assays from the study were completed by XRAL Laboratories.

Mineralogical Results

X-ray diffraction (XRD) and scanning electron microscope (SEM) studies on hand samples of the "ore" material indicated numerous sulphide and silicate phases; the only PGM phase identified (XRD) was sperrylite ($PtAs_2$). Sulphide phases include chalcopyrite ($CuFeS_2$), pyrrhotite ($Fe_{1-x}S$), pyrite (FeS_2), Ni-bearing mackinawite ($(Fe_{1+x}Ni)S$), cubanite ($CuFe_2S_3$), arsenopyrite (FeAsS). Although pentlandite ($(Fe,Ni)_9S_8$) was not named in the study, it has been identified both in reflected light microscopy and in hand sample. It is therefore probable that the Ni-bearing mackinawite identified by SEM was in fact pentlandite; in many references both pentlandite and mackinawite are given the same formula - $(Fe,Ni)_9S_8$. Moreover, mackinawite is a **metastable** iron-sulphur phase that exists as a precursor to pyrite formation in sedimentary and hydrothermal systems. Silicate phases include actinolite, Mg-hornblende, plagioclase, almandine, quartz, mica, enstatite (orthopyroxene: $MgSiO_3$), and iddingsite (mixture of hydrated Mg-Fe silicate minerals that are generally difficult to identify individually - common alteration product from olivine and orthopyroxene). Chromite was the only oxide phase identified (XRD).

(1) Term used only in the generic mining sense by metallurgists.

* Son of one of the vendors, the geologist Lorne Luhta. This mature student, who has drilling and blasting experience, drilled for, blasted and collected the bulk samples under the direct field supervision of PFN geologists.

Table 18-1: Assay results from the pilot plant tests, MTU study

element →	Au	Pt	Pd	Rh	Au	Pt	Pd	4E	Cu	Ni
unit →	ppb	ppb	ppb	ppb	g/t	g/t	g/t	g/t	%	%
method →	FA	FA	FA	FA	FAG	FAG	FAG	--	ICA	ICA
detection limit →	1	10	1	10	0.03	0.03	0.03	--	0.01	0.01
Sample										
North Zone Head	290	1370	5140	156	na	na	na	**7.0**	0.36	0.10
South Zone Head	392	1520	5030	208	na	na	na	**7.2**	0.43	0.09
Feed Sample	222	1190	4220	152	na	na	na	5.8	0.32	0.07
Rougher Feed	191	1120	3910	140	na	na	na	5.4	0.34	0.08
Rougher Concentrate	3700	>10000	>10000	1300	na	15	48.2	**68.2**	3.18	0.62
Rougher Tails	51	229	728	72	na	na	na	1.1	0.03	0.03
Cleaner Concentrate	>10000	>10000	>10000	4160	10.1	62.6	214.7	**291.6**	26.60	1.86
Scavenger Con	302	2440	8240	448	na	na	na	11.4	0.58	0.26
Scavenger Tails	162	1330	3460	336	na	na	na	5.3	0.22	0.18
Cleaner Concentrate Friday	9360	>10000	>10000	1010	na	62	393.7	**466.1**	22.80	2.04
Rougher Tails Friday	56	260	883	88	na	na	na	1.3	0.03	0.03
Scavenger Tails Friday	81	571	1490	184	na	na	na	2.3	0.10	0.08
*Duplicate North Zone Head	271	1370	4710	120	na	na	na	6.5	0.35	0.09

FA=Fire Assay; FAG=Fire Assay/Gravimetric Finish; ICA=Inductively-coupled Plasma/Aqua Regia Digestion

Pilot Plant Results

The specific gravity of the "ore" material was found to be 2.9 g/cm^3. Pilot plant grinding and flotation tests concentrated Cu from 0.34% to 26.6% with a recovery of 81.4% and PGM from 5.4 g/t 4E to 291.6 g/t 4E with a recovery of 71.7% (73.4% Au, 68.5% Pt, 74.1% Pd, and 27.5% Rh); nickel showed a recovery of 29.4%. The highest concentration of PGM was attained from the "Cleaner Concentrate Friday" sample which assayed 466.1 g/t 4E. However, steady state was not achieved during this run due to the exhaustion of material after only a few hours of operation. The preliminary study concluded that the recovery of the PGM should be feasible and that better recoveries could be achieved with further refinements in the circuit.

Assay Checks

Assay checks were performed on 3 of the samples at Accurassay Laboratories in Thunder Bay, Ontario. Table 15 provides a comparison between the assay checks and the original assay done at XRAL Laboratories in Don Mills, Ontario.

Table 18-2: Assay checks on 3 samples, MTU study

Sample Type	Au g/t	Pt g/t	Pd g/t	Rh g/t	4E g/t
XRAL (original)					
Rougher Concentrate	3.70	15.00	48.20	1.30	68.20
Cleaner Concentrate	10.10	62.60	214.70	4.16	291.56
Cleaner Concentrate Friday	9.36	62.00	393.70	1.01	466.07
ACCURASSAY (check)					
Rougher Concentrate	2.06	16.66	55.38	1.53	73.57
Cleaner Concentrate	8.02	55.93	208.94	4.38	269.25
Cleaner Concentrate Friday	7.51	69.60	225.86	4.06	299.52
*** Original – Check**					
Rougher Concentrate	1.64	-1.66	-7.18	-0.23	-5.37
Cleaner Concentrate	2.08	6.68	5.76	-0.22	22.31
Cleaner Concentrate Friday	1.85	-7.60	167.84	-3.05	166.55
*** %Original – Check**	%	%	%	%	%
Rougher Concentrate	79.87	-9.97	-12.96	-14.92	-7.30
Cleaner Concentrate	25.95	11.94	2.75	-5.09	8.29
Cleaner Concentrate Friday	24.67	-10.92	74.31	-75.11	55.61

* = negative value indicates check value > original value

Check Pt assays are within reasonable limits of the original assays, ranging from about 12% lower to 11% higher than original assays. Check Pd assays show much greater variation than Pt, ranging from 74% lower to about 13% higher than original assays. Original Au assays are about 25-80% higher than the check assays. As was noted in previous sample checks (Phases 1 and II drilling) between XRAL and Accurassay Laboratories, rhodium shows unusually high variability, particularly in the "Cleaner Concentrate Friday" sample (75% difference). More importantly, this same sample shows the greatest variance in all PGM, with differences of 25% in Au, 11% in Pt, 74% in Pd and 75% in Rh (56% difference in 4E). These discrepancies between lab assays are being investigated by PFN.

- *In the opinion of DMBW, the MTU pilot plant tests, although they cannot be certified as coming from an independent commercial test laboratory, are thought to be adequate for the current exploration level at the Dana Lake Area. They demonstrate that adequate and potentially feasible recoveries can be achieved. The head grades, however, are higher than the expected future average grade of the mineralized zone.*

18.3 Anglo Platinum Studies

Anglo American Platinum Corporation Limited, offers considerable metallurgical expertise to the project through their experience as the world's premier producer of platinum and other PGM. In June, 2000 quartered core samples from Phase I drill core were sent to Anglo Platinum in Johannesburg, South Africa in order to facilitate metallurgical studies. The sample suite consisted of 108 samples, representative of the different types of mineralization encountered in drill holes RV00-01 through RV00-13 (Table 18-3).

Table 18-3: Quartered drill core (Phase I) samples sent to Anglo Platinum for metallurgical studies.

Drill Hole	No. Samples	Drill Hole	No. Samples
RV00-01	10	RV00-08	8
RV00-02	10	RV00-09	6
RV00-03	6	RV00-10	11
RV00-04	10	RV00-11	7
RV00-05	10	RV00-12	6
RV00-06	6	RV00-13	5
RV00-07	13		
TOTAL:	**43**	**TOTAL:**	**65**

Results from metallurgical studies completed by Anglo Platinum were not yet available at the time of reporting but are expected in the spring.

19.0 INTERPRETATION AND CONCLUSIONS

19.1 Introduction

General interpretation and conclusions from the Surface and Drilling programs are provided in Section 12.0 and 13.0 respectively and these have not been repeated here.

19.2 Dana Lake Area Mineralized Zone

A synthesis of all subsurface data from three phases of drilling, as described in Section 13, was completed by DMBW with objective of determining if zone continuity exists.

All actual drill hole assay data for Dana North and South was replotted by DMBW in Xplorpac V4.0-H (SURPAC) with the UTM coordinates for all holes and sliced into a series of 25 metre vertical level (bench) plans on a 1:1000 scale, from surface (~Elev 325) down to Elev 125,the deepest level of information, a vertical range of 200metres. Assay data, showing the sum of Au+Pt+Pd, (called 3E) for each sample interval was accordingly projected 12.5 m above and below each level. Content of Rh was excluded from the total, for uniformity, since holes RV00-01 to RV00-27 were assayed for Rh. The extensive surface rock sampling of the stripped areas could not be merged with the drill data, as its base is the old picket grid; it remains to be converted to the UTM grid in future. In Section 12.0 these have been shown separately with respect to the field grid as they are surface character samples, taken at 2.5 m intervals, not continuous channels, and thus cannot be averaged with drill assay data. This problem has been overcome in part by the collaring of many holes beneath the stripped areas.

Block outlines of mineralization exceeding 500ppb (3E) were hand drawn on each level plan; minimum zone width was 5 metres horizontal UTM east–west. This would be the minimum mining block for pit mining. The blocks above the cut-off grade were projected along strike the lesser of 25 m north and 25 m south of the horizontal trace of the drill hole for each level, or half-way to the nearest drill hole. Mineralization >500 ppb 3E was projected only 12.5 m beyond an open hole or at the end of the zone.

19.3 Discussion

The Dana North mineralized zone shows remarkable continuity in plan and to depth; gaps along strike and at depth in the zone are normally areas lacking drill data, to which the current new program is being directed. Level plans for the Dana North mineralized zone at the 175 level, 250 level and 300 level are shown on Figures 19-1, 19-2 and 19-3 respectively.

On surface the mineralization has been intermittently exposed and stripped from 700N to 250N (Central Zone) a strike length of about 550 metres. The zone is about 350 m long on 300L, the nearest level to surface for which adequate data exists. Mean structural strike is N35W and mean dip is steep west to almost vertical. Approximate maximum lengths are as follows:

Table 19-1: Widths for the Dana Lake Mineralized zone

Level	Length m

(metres above datum)	
325	550 (Surface - irregular)
300	350
275	380
250	370
225	270
200	225 - irregular
175	230
150	insufficient data
125	insufficient data

There is insufficient drilling on Dana South: to date it has been incompletely tested for 50 to 100 metres along strike and from surface to the 125 level.

The inferred overall dimensions and the grade of the mineralized host breccia and inclusion-bearing zones at the Dana Lake Area (and at Lismer's Ridge), indicate the potential for the eventual development of an economically significant grade, open-pittable PGM resource. A major continuation of the drilling and exploration program is warranted in the opinion of DMBW.

- *In the opinion of DMBW the five phases of exploration completed to date have more than adequately met the original objectives of PFN*

19.4 Statistics

DMBW have carried out statistical calculations on the first 40 holes to January 31st, 2001. Both raw and lognormally transformed data for Au, Pt, Pd, Rh, Cu and Ni are shown on histograms in Appendix G. General statistics for drill hole data is as follows for three different cut-offs (3 different subsets):

Table 19-2: Drill hole statistics for the Dana Lake mineralized area.

Dana Lake Zone: All Samples

Elem	Zone	n	Min	Max	WtAvg	Median	StDev	Coef Var
Au	Dana	4780	0	778	26	12	56	2.16
Pt	Dana	4776	0	4781	123	54	277	2.25
Pd	Dana	4784	0	11370	304	73	868	2.86
Rh	Dana	1283	0	276	25	17	33	1.32
Ni	Dana	4784	0	1560	120	93	126	1.05
Cu	Dana	4784	0	60000	380	168	707	1.86

Dana Lake Zone Subset Pd>=250ppb

Elem	Zone	n	Min	Max	WtAvg	Median	StDev	Coef Var
Au	Dana	1291	0	778	76	55	86	1.13
Pt	Dana	1291	59	4781	395	268	427	1.08

Pd	Dana	1291	250	11370	1146	685	1361	1.19
Rh	Dana	824	0	276	35	25	37	1.06
Ni	Dana	1291	0	1560	218	198	165	0.76
Cu	Dana	1291	0	60000	1074	917	1038	0.97

Dana Lake Zone Subset Pd>=500ppb

Au	Dana	813	1	778	102	80	98	0.96
Pt	Dana	813	59	4781	547	406	479	0.88
Pd	Dana	813	500	11370	1657	1161	1522	0.92
Rh	Dana	611	0	276	44	33	39	0.89
Ni	Dana	813	0	1560	264	246	178	0.67
Cu	Dana	813	0	11500	1339	1240	963	0.72

Table 19-3: Drill hole statistics for the Lismer's Ridge area.

Lismer Zone: All Samples

Elem	Zone	n	Min	Max	WtAvg	Median	SD	Coef Var
Au	Lismer	179	0	817	64	22	109	1.70
Pt	Lismer	179	0	2275	182	87	243	1.34
Pd	Lismer	179	0	4936	362	180	530	1.46
Ni	Lismer	179	5	724	129	86	127	0.98
Cu	Lismer	179	6.7	9070	456	297	707	1.55

Lismer Zone Subset Pd>=250ppb

Au	Lismer	71	1	817	129	93	149	1.16
Pt	Lismer	71	81	2275	394	327	291	0.74
Pd	Lismer	71	250	4936	804	583	659	0.82
Ni	Lismer	75	13	724	195	165	132	0.68
Cu	Lismer	75	9	9070	846	655	944	1.12

Lismer Zone Subset Pd>=500ppb

Au	Lismer	41	20	817	179	107	181	1.01
Pt	Lismer	41	196	2275	539	461	310	0.58
Pd	Lismer	41	560	4936	1132	883	715	0.63
Ni	Lismer	45	13	724	243	189	151	0.62
Cu	Lismer	45	16	9070	1132	804	1150	1.02

Summary

Zone	Cutoff Pd	WtAvg Pt	WtAvg Pd	Pt+Pd	3E Pt + Pd+ Au	Ratio Pd:Pt	Ratio Cu:Ni
Dana L.	0	123	304	427	453	2.47	3.17
Dana L.	250	395	1146	1541	1617	2.90	4.63
Dana L.	500	547	1657	2204	2306	3.03	5.04
Lismer	0	182	362	544	608	1.99	3.53
Lismer	250	394	804	1198	1327	2.04	4.34
Lismer	500	539	1132	1671	1850	2.10	4.25

The Dana data show that 250 ppb 3E is a realistic natural cut-off for mineralized intervals and that using the higher 500ppb cut-off will achieve a grade (not counting Rhodium) exceeding 200 ppb 3E (2 g/t 3E).

The Lismer data is yet too limited for comment.


OUTLINE OF MINERALIZATION > 500 PPB CUTOFF
OUTLINE OF MINERALIZATION BELOW CUTOFF

DERRY, MICHENER, BOOTH & WAHL CONSULTANTS LTD.
L.S.Thompson, P.Eng.

PACIFIC NORTH WEST CAPITAL INC.
DANA LAKE - RIVER VALLEY PROJECT

173 LEVEL PLAN
DANA NORTH ZONE

Date: Feb. 28/2001

Figure 19-1


OUTLINE OF MINERALIZATION - 800 ppm CUTOFF
OUTLINE OF MINERALIZATION BELOW CUTOFF
DERRY, MICHENER, BOOTH & WAHL
CONSULTANTS LTD.
I.S.Thompson, P.Eng.
PACIFIC NORTH WEST CAPITAL INC.
DANA LAKE - RIVER VALLEY PROJECT
250 LEVEL PLAN
DANA NORTH ZONE
Date: Feb. 2K2001
Figure 14-2


OUTLINE OF MINERALIZATION - 300 PPB CUTOFF
OUTLINE OF MINERALIZATION BELOW CUTOFF
DERRY, MICHENER, BOOTH & WAHL
CONSULTANTS LTD.
I.S.Thompson, P.Eng.
PACIFIC NORTH WEST CAPITAL INC.
DANA LAKE - RIVER VALLEY PROJECT
300 LEVEL PLAN
DANA NORTH ZONE
Date: Feb. 28/2001
Figure 19-3

20.0 RECOMMENDATIONS AND BUDGET

DMBW have reviewed the program objectives with PFN field and technical management and recommend herein a single phase program and budget for 2001. Its prime focus is 11,000 metres of NQ drilling.

1. The objective of the next drilling program should be to block out a mineral resource of PGM mineralization from the Dana North Zone through to the Dana South Zone. The practice of sawing and assaying all of the drill core for PGE, Cu and Ni should continue. A total of 11,000 metres of NQ drilling is recommended

2. Another objectives should be to determine if wider zones of mineralization exist along the contact. A prime target is the width and grade encountered in the Dana South Zone in hole RV00-36.

3. The drilling program in 2001 should include also the completion of testing the prospective intrusive contact area at intervals of ±200 m and to initial depths of 250-300 m. Holes should be principally targeted on IP chargeability anomalies in conjunction with, but not exclusive to, areas of known surface mineralization; surface indications of mineralization do not necessarily reflect the widths and grades of mineralization that can be expected at depth (e.g. hole RV00-36).

4. Surface clearing, washing, detailed sampling and mapping have proven to be a very valuable exploration technique, complementing the existing and new drill hole data. DMBW thus recommend that further work of this type be undertaken to better understand the geology in key areas at the Dana Lake Area and in areas of relatively shallow overburden, but poor outcrop exposure, such as Jackson's Flats.

5. A minimum of 50 km of IP-magnetometer survey should be carried out to fill-in areas along the contact that have not been subjected to a detailed survey (i.e. areas with >100 m spaced coverage). The area east of Azen Creek (Jackson's Flats), from L6+00E to the Dana-McWilliams Township line, is especially in need of further coverage. In addition, some test lines should be surveyed across the western boundary where the intrusion is constrained by the Grenville Front.

6. In 1999-2000, preliminary regional prospecting and sampling discovered several new surface showings. This program should be resumed in May, 2001 to discover new areas of contact-associated mineralization and also to test the potential for PGE up stratigraphic section.

7. Quality Control measures should be implemented at the earliest possible time while the current drilling is in progress. The measures should include the insertion of standards, blanks and duplicates into the sample stream.

8. Core Security should be improved as soon as practicable in the spring with the erection of a perimeter fence at the core shack.

9. "Environmental Baseline Studies and Closure Plans" should be started as soon as permits can be granted.

- *In the opinion of Ian S. Thompson, P.Eng., a "Qualified Person", and President of DMBW, the River Valley Property is of sufficient merit to justify the program recommended herein.*

RIVER VALLEY BUDGET: Phase I Exploration Program *

Activity	**CDN $**
Diamond Drilling 11,000m @$100/m	$1,100,000
(Assays – Pt-Pd-Au-Rh, Cu-Ni included in price)	
Geologists – four for 6 months	$200,000
Technical field labor	$50,000
Geochemical analysis	$40,000
IP surveys/Consulting Geophysical fees	$40,000
Field office/warehouse 12 mos.	$40,000
General Supplies + exploration inventory	$50,000
Capital item provision- Security/Fencing	$30,000
Quality control/Round robin assays etc.	$30,000
Environmental baseline studies/closure plan	$10,000
Project Management and PFN Technical Fees	$210,000
Grand Total	**$1,800,000**

RIVER VALLEY BUDGET: Phase II Exploration Program (contingent) *

Activity	**CDN $**
Diamond Drilling 6,750m @$100/m (45 holes @ 150m /hole)	$675,000
(Assays – Pt-Pd-Au-Rh, Cu-Ni included in price)	

Geologists – four for 4 months	$135,000
Technical field labor	$25,000
Field office/warehouse 6 mos.	$20,000
General Supplies + exploration inventory	$25,000
Quality control/Round robin assays etc.	$30,000
Project Management and PFN Technical Fees	$90,000
Grand Total	**$1,000,000**

(*) Including field contingencies

21.0 Agnew Property

21.1 Summary

The Agnew Property (Pd-Pt-Rh-Au-Cu-Ni) lies within Shakespeare, Dunlop, Shibananing, Gough and Porter townships, and is located about 100 km west-southwest of the City of Sudbury, Sudbury Mining Division, Ontario. The property claim group consists of 485 unpatented mining claim units that are contiguous and cover 7760 hectares.

The property has been explored since the early 1950's with the most substantial and successful programs being carried out by BP Resources Canada Ltd., (BP) in the late 1980's and early 1990's. Their work and more recent efforts by New Millenium Metals Corp. (NMM) in 1999, resulted in the discovery of the known areas of mineralization.

The Agnew Lake Intrusion (ALI) is one of several Paleoproterozoic (2.56 to 2.47 Ga) intrusions that occur along the Superior-Southern Province boundary in central Ontario. These intrusions generally contain anomalous Pd-Pt-Rh-Au-Cu-Ni sulphide mineralization along or proximal to the contact of the intrusion, usually hosted within heterolithic, inclusion-bearing gabbroic rocks.

The purpose of the exploration program is to find 'contact-style' PGE mineralization, similar to that found at PFN's River Valley Property, about 60 km east of Sudbury. PGM mineralization at River Valley is known to extend for several hundred metres along strike and to depths of more than 200 m. Grades between 1 and 2 g/t Pt+Pd+Au occur within mineralized breccias that have widths of 60 m or more. Similarities with the River Valley property suggest that the Agnew Property also has potential for bulk tonnage, PGM mineralization.

The Agnew Property includes six main Pt-Pd-Rh-Au-Cu-Ni sulphide mineralized areas, called zones: 1) A-Zone: located along the western margin of the intrusion; 2) B2-Zone: located along the northwest portion of the intrusion; 3) B-Zone: located in the northwest corner of the intrusion; 4) C-

Zone: located along the northern contact of the intrusion; 5) D-Zone: located along the northern contact, approximately 2 km east of the C-Zone; and, 6) Mong Lake Zone: located along the southern contact of the intrusion.

In 2000 PFN completed the following program: 1) establishing detailed and regional exploration grids; 2) regional prospecting and sampling; 3) stripping and cleaning of selected outcrop areas; 4) detailed sampling of cleared areas; and, 5) induced-polarization and ground magnetometer geophysical surveys.

About than 400 surface samples (202 grabs from regional prospecting and 201 samples from detailed sampling) were collected during the exploration program. Regional prospecting confirmed the presence of anomalous PGE sulphide mineralization in areas previously identified by BP Resources and New Millennium. The highest value from surface sampling was 5.61 g/t (Pt+Pd+Au), collected from the B2-Zone. Samples from the 2.5 m x 2.5 m detailed grid returned anomalous values with the highest surface sample assaying 2.46 g/t (Pt+Pd+Au); this sample was from the AZ1 stripped area.

DMBW recommends a comprehensive Phase I exploration program comprising line cutting, prospecting and sampling, bedrock mapping, stripping and detailed sampling, geophysics, and a stratigraphic diamond drilling at a cost of $600,000. A Phase II drilling program, if warranted, is recommended as well at a further cost of $520,000.

21.2 Location, Access and Physiography

The Agnew Property is situated in the Sudbury Mining District of Ontario, in Shakespeare, Dunlop, Shibananing, Gough and Porter Townships (centered at 428193mE/5135210mN; NTS sheet 41I/5). The property lies 70 km west-southwest of the city of Sudbury, and 9 km north of the village of Webbwood (see Figure 21-1). The western part of the property is accessible from the Westbranch road, and the southeast portion is accessible from the Agnew Lodge Road. Agnew Lake provides boat access to the east and northern parts of the property, and an Ontario Hydro power line, and a series of logging roads cut the central part of the property.

The Agnew Property is characterized by a rocky landscape interspersed with areas of low relief occupied by lakes, swamps, marsh and muskeg. Bedrock exposure within the property accounts for approximately 15-20% of the land surface. The remaining scenery is characterized by dense forest of mainly birch, maple, spruce and pine trees. Approximately 75% of the northern contact is exposed along the NE-SW striking, Ontario Hydro line.

21.3 Claim Status

The Agnew property is comprised of 485 contiguous unpatented mining claim units (213 claim blocks) that cover 7,760 hectares (see Figure 21-2). Details of all claims are given in Appendix H.

All claims are subject to PFN's option agreement with New Millennium Metals Corporation (NMM) dated June 18th, 2000, whereby PFN may earn 50% of NMM's rights and interests in the Property and in the Agreement with Hawke and Campbell executed March 1, 1999 as follows:

- NMM will remain 100% responsible for the fulfillment and completion of all required payments to Hawke and Campbell. This includes both cash and share payments.
- Of the 99% undivided interest in the Property that NMM can earn, 51% will be earned and vested by the completion of $1.0 million dollars of work on the Property. A further 48% interest will be earned for the expenditure of an additional $1.0 million. To date about $500,000 has been spent by NMM. There is no time limit on the completion of work commitments.
- PFN may earn 50% of all NMM's rights and interests in the property and in the Agreement by spending $500,000 in work on the Property. This includes 50% of NMM's right to buyback one half of the possible 2% NSR on the property.
- PFN will automatically vest with 50% of NMM rights and interests in the property and in the Agreement on completion of $500,000 in exploration expenditures on the property and completion of the cash and share payments as follows:

PFN will make the following cash payments to NMM.

On Signing: (payment made)	$30,000
June 18th, 2001	$35,000
June 18th, 2002	$35,000
June 18th, 2003	$45,000
June 18th, 2004	$55,000

PFN will issue shares subject to regulatory approval to NMM as follows:

On signing	25,000 shares (payment made)
1st anniversary, 2001	25,000 shares


LOCATION MAP
ONTARIO
QUEBEC
Thunder Bay
Chibougamau
U.S.A.
MAP AREA
Montreal
Toronto
Chicago
New York
Superior Province
Southern Province
Wisner Township Intrusion
Falconbridge Township Intrusion
Grenville Front
River Valley Intrusion
Drury Township Intrusion
Rathburn Lake Intrusion
Sudbury Structure
East Bull Lake Intrusion
Agnew Intrusion
Sudbury
Huronian Volcanics
Grenville Front
Grenville Province
Pt, Pd Discoveries
May Township Intrusion
PACIFIC NORTH WEST CAPITAL CORPORATION
km 0 20 40
miles 0 5 10 15 20 25

Figure 21-1: Location of the Agnew Property within the Sudbury Mining Division, Ontario. The Agnew Lake Intrusion is one of several large Paleoproterozoic Layered intrusions in the area that contain anomalous sulphide associated PGM minealization.


Agnew Property
Ontario
Quebec
Sudbury
Toronto
U.S.A.
Lake Superior
PACIFIC NORTH WEST CAPITAL CORPORATION
Agnew Property
Shakespeare, Shibananing, Gough,
Dunlop & Porter Townships,
Sudbury M.D., Ontario
Agnew Property Boundary
Dunlop Township
Shibananing Township
Porter Township
Shakespeare Township
Gough Township
1246515
1246494
1246434
1246189
1236177
1223075
1240237
1246190
1229506
1236162
1236163
1236164
1236165
1236175
1236176
1224120
1228970
1229584
1229585
1229586
1246188
1236166
1236167
1236168
1236169
1236170
1236171
1236172
1236173
1236174
meters
0 500 1000 1500 2000 2500
0 0.5 1.0 1.5
miles

Figure 21-2: Agnew Lake property claim units. Shaded areas are not part of the current option

21.4 Property History

The Agnew Lake Intrusion has been intermittently explored since the early 1950's. Between 1954 and 1974, Dominion Gulf Co., Broulan Reef Mines Ltd., Falconbridge Nickel Mines Ltd. and Inco Ltd. completed programs that included reconnaissance sampling, ground and airborne geophysics and diamond drilling. The location of much of this work is unknown, as are the results.

Much of the current data for the Agnew property is the result of work carried out by BP Resources Canada Ltd. (BP) from 1986 to 1990. Work included reconnaissance sampling and prospecting, airborne magnetometer and VLF surveys, induced polarization surveys, detailed mapping and sampling, and the drilling of 32 holes totalling 5343 metres. In total over 1100 surface samples were collected.

The BP programs resulted in the discovery of the A, B, B2, C and D zones. Selected results from their surface and 1990 drilling programs are shown in Tables 21-1 and 21-2 respectively. Based on the results BP expanded their ground position to cover more of the Agnew Lake Intrusion.

Table 21-1: Selected results from BP Resources Canada Ltd., 1990 surface sampling.

A-Zone				
Sample	**Au (ppb)**	**Pt (ppb)**	**Pd (ppb)**	**Rh (ppb)**
12152	198	869	5060	120
B-Zone				
12294	388	1263	1777	37
12439	318	750	2440	55
B2-Zone (Brunne Option)				
12271	307	867	5600	129
12313	109	651	5410	95
12509	35	717	3860	119
C-Zone				
12762	280	635	1653	41
12803	154	1079	1564	54
D-Zone				
12574	396	2350	339	50
12576	206	3340	356	62
12576	306	4180	432	58
12860	68	3160	411	132
12868	229	2027	6440	686
O'Brian Zone (V31) – Nipissing Diabase				
13341	635	1439	14220	N/A

Table 21-2: Selected results from drill core samples, BP Resources Canada Ltd., 1990.

DDH #	Interval (m)	Au (ppb)	Pt (ppb)	Pd (ppb)
B-Zone				
90-B-15	30.0-31.0	23	552	2168
90-B-16	23.0-24.0	34	266	1620
90-B-17	7.0-8.0	6	326	1017
90-B-18	210.0-211.0	16	731	1749
C-Zone				
90-C-01	83.95-85.0	14	174	903
D-Zone				
90-D-02	46.0-47.0	15	524	1081
90-D-07	358.0-359.0	37	1321	4570
90-D-09	561.0-562.0	126	459	1518

Over 1992 and 1993 BP was disbanded and the Agnew claims were transferred to Inco Ltd. who collected bulk channel samples from several of the zones.

In 1998 two local geologists acquired the Inco claims and staked additional ground including the Bye Zone.

In 1999 New Millenium Metals Corp. (NMM) optioned the Agnew property from the new claim holders and staked a large area of ground to cover almost the entire intrusion. They carried out a regional sampling program covering the entire property and collected 980 samples. Most of NMM's work focused exploration for a "PGE reef" within the Agnew Lake intrusion rather than along the intrusion contact where most of the previous work was focussed. Stripping, channel-saw sampling and the drilling of three drill holes encountered anomalous, but uneconomic, PGE concentrations.

In 2000 PFN optioned the property from NMM and carried out a Phase I surface program from July to December at a cost of $235,000.

21.3 Geology

Geology descriptions are taken from the Phase I surface exploration report provided by PFN.

21.3.1 Regional Geology

The Agnew Lake Intrusion, also known as the Shakespeare-Dunlop Intrusion, is a member of the Paleoproterozoic (2.56 to 2.47 Ga) East Bull Lake Suite (EBLS) of intrusions that occur along the Superior-Southern Province boundary in central Ontario. These intrusions generally contain anomalous Pd-Pt-Rh-Au-Cu-Ni sulphide mineralization along or proximal to the contacts of the intrusions, usually hosted within heterolithic, inclusion-bearing gabbroic rocks.

The Agnew Lake Intrusion is exposed as a crudely elliptical body measuring roughly 10 km by 6 km, with its long axis trending about 110°. The intrusion is hosted by granitic rocks of the Ramsey-Algoma Granitoid Suite, and is overlain by Matinenda Formation conglomerate, part of the Huronian Supergroup.

21.3.2 Property Geology

The stratigraphy of the Agnew Lake Intrusion has been described in detail by Vogel (1996) and Vogel et al (1998). Vogel's stratigraphic subdivisions, which are largely based on textural features, are shown in Table 21-3 and on Figure 21-3. Brief descriptions are given below. In many instances there is a direct correlation between increasing inclusion content and increasing visible sulphide content.

Table 21-3: Stratigraphic subdivisions of the Agnew Lake Intrusion (Vogel, 1996).

	Huronian Supergroup	8	
UPPER SERIES	**Fe-Ti Oxide Zone**	7b	Ferrosyenite Subzone
		7a	Leucogabbro Subzone
	Upper Gabbronorite Zone	6d	Transition Unit II
		6c	Pod-bearing Unit
		6b	Porphyritic Unit
		6a	Transition Unit I
MAIN SERIES	**Upper Gabbronorite Zone**	5e	Dendritic Unit
		5d	Olivine Gabbronorite Subzone
		5c	Layered Unit
		5b	Massive Unit
		5a	Inclusion-bearing Unit
MARGINAL SERIES	**Marginal Leucogabbronorite Zone**	4c	Nodular Unit
		4b	Mottled Unit
		4a	Vari-textured Unit
	Marginal Gabbronorite Zone	3	Massive Gabbro
	Breccia Zone	2	Intrusive Breccia
	Footwall	1	Granitic country rocks

Breccia Zone *(2):* Igneous breccia with an intrusive granitic matrix.

Marginal Gabbronorite Zone (3): Massive, medium-grained gabbro. Includes dykes and/or sills that have intruded along the contact of the Agnew Lake Intrusion and the granitic footwall.

Vari-textured Unit *(4a):* Vari-textured leucogabbro leucogabbronorite with lesser gabbronorite, anorthosite and melagabbronorite, with inclusions and pods of melagabbronorite and footwall granite. Irregular banding and slumping. Locally sulphide rich.

Massive Unit *(5b):* Massive, medium- to coarse-grained gabbronorite and leucogabbronorite. Rare melagabbronorite inclusions and pods.

Layered Unit *(5c):* Centimetre to metre-scale layering of medium- to coarse-grained gabbronorite, leucogabbronorite, and lesser melagabbronorite. Features a vari-textured interval containing angular coarse-grained melagabbronorite inclusions.

Olivine gabbronorite Subzone (5d): Decimetre-scale layering of olivine gabbronorite and leucogabbronorite. Disseminated sulphide.

Dendritic Unit *(5e):* Vari-textured gabbronorite and lesser leucogabbronorite with pegmatitic pyroxene dendrites. Local coarse to very coarse-grained titanomagnetite and quartz crystals. Granophyre is common. The unit may occur at different stratigraphic levels from base to top of the Lower Series.

Transition Unit I *(6a):* Heterogeneous lithological and textural interval comprising vari-textured, poikilitic, and plagioclase-phyric gabbronorite and leucogabbronorite. Wave-like layering and abundant inclusions.

Porphyritic Unit *(6b):* Plagioclase-glomerophyric gabbronorite, leucogabbro, and lesser melagabbro. Local decimetre-scale layering at base and top with irregular decimetre-scale layering in main central sequence. Minor poikilitic leucogabbronorite and granophyric patches.

Pod-bearing Unit *(6c):* Disruptively layered and slumped plagioclase-glomerophyric gabbronorite and leucogabbronorite with distinctive rounded pods of coarse- to very coarse-grained, strongly glomerophyric leucogabbronorite.

Transition Unit II *(6d):* Texturally chaotic interval comprising intermingled porphyritic, poikilitic, and massive leucogabbro (±norite). Local gabbro with primary amphiboles.

Leucogabbro Subzone *(7a):* Massive, coarse- to very coarse-grained leucogabbro (±norite) and 'clotty' leucogabbro containing abundant titanomagnetite. Minor poikilitic leucogabbronorite and granophyre. Sulphides, garnet and quartz.

Ferrosyenite Subzone *(7b):* Fine- to medium-grained, locally foliated, blue-grey ferrosyenite to creamy-white alkali-feldspar granite with varying proportions of quartz, and Fe-Ti oxide or magnetite.


STREICH DYKE
Westbranch Rd.
Shibananing Twp.
Gough Twp.
Dunlop Twp.
Shakespeare Twp.
Agnew Lake
N
0
2
km

Figure 21-3: Distribution of lithologies in the Agnew Lake Intrusion (from Vogel, 1996). See Table 21-3 for legend

21.4 Mineralized Areas

Known PGE mineralization in the Agnew Lake Intrusion lies within the Marginal Gabbronorite Zone, the Marginal Leucogabbronorite Zone, and the overlying Inclusion-bearing unit of the Lower Gabbronorite Zone (units 3 to 5a) and is generally within 400 m of the intrusive contact. BP outlined five areas of mineralization, all of which lie along the western and northern contacts of the intrusion and NMM located a sixth areas, the Mong Lake Zone. These mineralized areas are briefly described below. Unless otherwise noted, the results reported below are from BP. Two additional PGM-Cu-Ni targets, the Bye and O'Brian Zones lie to the east of the Agnew intrusion and are hosted by the Nipissing diabase. The location of all areas is shown on Figure 21-4.

A-Zone

The A-Zone occurs within the Marginal Leucogabbronorite Zone near the western contact of the intrusion. Sulphides constitute <1% to 2%, occurring as fine-grained blebs of pyrrhotite and chalcopyrite erratically distributed in the heterogeneous gabbronorite host. BP (1987) reported that outcrop was sparse in the area, but that the mineralized zone could be followed intermittently for 700 m along strike (NW-SE), and was about 25-35 m wide. BP also reported that the zone was open in both directions but did not subsequently test for possible extensions. The best single assay result from this area was 5060 ppb Pd, 869 ppb Pt, 120 ppb Rh and 198 ppb Au. Four drill holes were collared within the mineralized zone and each returned anomalous intersections, including 1048 ppb Pt+Pd over 1.6 m.

B-Zone

The B-Zone is located in the northwest area of the intrusion, occurring within the inclusion-bearing unit of the Lower Gabbronorite Zone, and bounded to the northeast and southwest by granitic country rocks. The B-Zone is exposed in two locations that are separated by a 300 m long area with no outcrop. This paucity of outcrop and oblique angle of the B-Zone to the basal contact of the intrusion makes it difficult to ascertain the continuity of this zone.

Mineralization occurs as disseminated (<2%) sulphide, consisting of pyrrhotite and chalcopyrite, which are erratically distributed. The highest assay result from this zone was 5600 ppb Pd, 867 ppb Pt, 129 ppb Rh and 327 ppb Au. Sixteen (16) drill holes were collared within this mineralized zone, and two more were collared to the south. All of the holes encountered anomalous but relatively low PGE mineralization. Four (4) holes intersected sulphide mineralization with >1 g/t Pt+Pd, with the best intersection assaying 2.7 g/t Pt+Pd over 0.95 m.

B2-Zone

The B2-Zone lies within the Marginal Leucogabbronorite Zone and is approximately 1 km south of the B-Zone. Mineralization is erratically distributed, consisting of disseminated pyrrhotite and chalcopyrite. The highest assay from this zone was 2440 ppb Pd, 750 ppb Pt, 55 ppb Rh, 318 ppb Au and 0.92% Cu. A single drill hole tested this zone and had several anomalous intersections including 2.5 g/t Pt+Pd over 1.

C-Zone

The C-Zone occurs within the Marginal Leucogabbronorite Zone that is adjacent to the northern contact of the intrusion where it is in contact with granitic country rock. This zone was delineated at surface over a strike length of 200 m and appears to be open to the west and possibly to the east. Mineralization occurs as disseminated sulphide that is dominated by chalcopyrite, which constitutes about 1-5%. The highest assay from grab sample was 1564 ppb Pd, 1079 ppb Pt, 54 ppb Rh, 154 ppb Au and 0.34% Cu. One (1) drill hole tested this area, and intersected 1.4 g/t Pt+Pd over 1.0 m.

D-Zone

The D-Zone occurs within the Marginal Leucogabbronorite Zone and is about 50-100 m south of the contact with granitic country rock. The zone is 260 m in length and is open to the west; moderate exposure along strike to the east does not appear to be mineralized. Sulphides are predominantly chalcopyrite, which occurs as 1-3% finely disseminated interstitial grains. The highest assay was 6440 ppb Pd, 2027 ppb Pt, 686 ppb Rh, 229 ppb Au and 0.87% Cu. Nine (9) drill holes tested the D-Zone of which 7 intersected anomalous PGE mineralization (200-900 ppb); 2 of the holes were too shallow to reach the expected mineralization. Of the 7 holes that intersected the D-Zone, 4 intersected grades >1 g/t Pt+Pd. The highest core sample assay from the BP Resource's drilling program was 5.9 g/t Pt+Pd over 1 m, which was from this area.

Mong Lake Zone

The Mong Lake Zone is located along the southern contact of the intrusion, near Mong Lake, and consists of medium- to course-grained (pegmatitic) gabbro of the Marginal Series. Outcrop exposure is generally poor in this area. In general sulphides are predominantly chalcopyrite, occurring as tr-2% finely disseminated interstitial grains and blebs. The highest assay collected by NMM was from sample 57853, which assayed 568 ppb Pd, 1338 ppb Pt, 82 ppb Au and 0.15% Cu.

Bye and O'Brian Zones – Nipissing Diabase Targets

These showings consist of disseminated chalcopyrite and pyrrhotite hosted by Nipissing Diabase (gabbro) intrusions, located east of Agnew Lake. The intrusions outcrop in plug-like forms, but this is probably related to the outcrop exposure rather than the true form of the intrusives. It is most likely that the two showings are located within the northern arm of a synformal Nipissing gabbro, located within the Porter Syncline, with the southern arm of the gabbro intrusion hosting Falconbridge's Shakespeare Deposit. The highest historical assays from these showings are 5439 ppb Pd, 1468 ppb Pt, 735 ppb Au and 1.9% Cu from the Bye Zone, and 14220 ppb Pd, 1439 ppb Pt, 635 ppb Au and 0.28% Cu from the O'Brian Zone.



Agnew Property - Sudbury Mining Division, Ontario
B Zone
0.9 g/t Pt
5.6 g/t Pd
H2 Zone
1.8 g/t Pt
3.6 g/t Pd
D Zone
2.0 g/t Pt
6.4 g/t Pd
C Zone
1.1 g/t Pt
1.6 g/t Pd
A Zone
0.9 g/t Pt
5.1 g/t Pd
Bye Zone
1.5 g/t Pt
8.4 g/t Pd
O'Brian Zone
1.4 g/t Pt
14.2 g/t Pd
Agnew
Lake
LEGEND
Nipissing Gabbro
Huronian Sediments
AGNEW INTRUSION
Upper Series
Lower/Main Series
Marginal Series (1)
BASEMENT ROCKS
Granite, Gneiss
SYMBOLS
Fault
Geological Contact
(Pt+Pd)>1 g/t
(Pt+Pd)>3 g/t
Property Outline
0
1.6
Kilometres
some results from BP Resources (ca. 1989)
CDNX:PFN
PACIFIC NORTH WEST
CAPITAL CORPORATION

Figure 21-4: Location of known areas of mineralization on the Agnew Lake Intrusion, Agnew Lake Property (from PFN).

21.5 PFN Surface Program - 2000

PFN's surface program, completed between July 15th and December 31st, 2000 at a cost of $235,000, was aimed at confirming previously reported PGM-Cu-Ni values. This program included prospecting and regional mapping, detailed sampling and mapping, together with induced-polarization (I.P.) surveys. Details of these activities are as follows:

- Regional Prospecting and Sampling - a total of 202 grab samples were collected during regional prospecting.

- Exploration Grids - approximately 113 line kilometres of exploration grid were completed, with the following distribution: 30 km A-Zone (A-Grid), 33 km C-Zone (C-Grid) and 53 km B-Zone (B-Grid). Re-establishing previous exploration grids cut in 1989-90 by BP accounts for approximately 75% of the line kilometres. The main location of the grids is shown on Figure 21-5.

- Detailed Sampling and Mapping - two areas (AZ1and AZ2), totaling 0.24 hectares and located in the A-Zone, were chosen as 'test areas' for detailed sampling and mapping, in order to determine the geological setting of high PGM concentrations from initial grab samples. In addition to previous assay values the areas were chosen due to the presence of IP anomalies, visible sulphide in outcrop and the easy access provided by nearby roads. The location of these areas is shown on Figure 21-5. A total of 201 saw grab samples were collected from these two areas.

- Geophysical Surveys - I.P. and magnetometer geophysical surveys were conducted along selected areas of the intrusive contact in order to evaluate favorable lithological units within about 400 m of the contact. Surveys were completed on the A-Zone and C-Zone grids and over portions of the B-Zone grid. This work covered approximately 25% of the total prospective igneous contact.


Agnew Property - Sudbury Mining Division, Ontario
C-Zone Grid
33km grid
30 samples
2.4g/t-highest
B-Zone Grid
53km grid
82 samples
5.6g/t-highest
A-Zone Grid
30km grid
275 samples
2.45g/t-highest
AZ2
AZ1
Agnew
Lake
LEGEND
Nipissing Gabbro
Huronian Sediments
AGNEW INTRUSION
Upper Series
Lower/Main Series
Marginal Series (1)
BASEMENT ROCKS
Granite, Gneiss
SYMBOLS
Fault
Geological Contact
(Pt+Pd)>1 g/t
(Pt+Pd)>3 g/t
Property Outline
Kilometres
CONX-PFN
PACIFIC NORTH WEST
CAPITAL CORPORATION

Figure 21-5: Location of PFN exploration grids. Also shown are the locations of the cleared areas, Az1 and Az2, that were detailed sampled during the 2000 program (from PFN).

21.6 Sampling methods and analytical techniques

Sampling methods, laboratories and analytical techniques for the Agnew Lake property are the same as those utilized on recent exploration programs at PFN's River Valley property. The 202 grabs samples were sent to XRAL for analysis, the 201saw-grabs from the detail areas were sent to Accurassay (see Sections 14.0 and 15.0).

21.7 Results

21.7.1 Results - Regional Prospecting

Regional prospecting confirmed the presence of anomalous PGE mineralization in the zones previously identified by BP Resources. Of the 202 samples that were collected, 104 assayed <100 ppb Pt+Pd+Au, 63 assayed >100 ppb to <500 ppb Pt+Pd+Au, 22 samples assayed >500 ppb to <1000 ppb Pt+Pd+Au, and 13 samples assayed >1 g/t Pt+Pd+Au. Selected results from the regional prospecting program are given in Table 21-4

Table 21-4: Selected assay results (>1000 ppb 3E) from regional prospecting samples, Agnew Property (from PFN).

Location	Sample	Rock Name	%VS	Au (ppb)	Pt (ppb)	Pd (ppb)	Ni (ppm)	Cu (ppm)	3E (ppb)
A-Zone Grid	CF-00-01	melagabbro/pyroxenite	1%	1748	25	18	41	424	1791
A-Zone Grid	CF-00-03	melagabbro/pyroxenite	tr	91	474	1045	445	2690	1610
A-Zone Grid	CF-00-16	melagabbro/pyroxenite	tr	46	1187	1603	126	170	2836
A-Zone Grid	GM-00-03	gabbro/melagabbro	1-2%	110	280	652	417	3050	1042
A-Zone Grid	GM-00-05	melagabbro/pyroxenite	1-2%	110	341	603	281	1370	1054
B2-Zone	CF-00-29	melagabbro/pyroxenite	NV	162	703	2593	191	364	3458
B2-Zone	CF-00-29A	melagabbro/pyroxenite	NV	127	3010	2045	66	440	5182
B2-Zone	GM-00-48	melagabbro/pyroxenite	tr-1%	180	1804	3628	79	692	5612
B-Zone	CF-00-40	gabbro	NV	42	184	1346	416	451	1572
B-Zone	GM-00-60	gabbro/leucogabbro	2-3%	154	592	2310	1120	4820	3056
B-Zone	GM-00-67	gabbro	1%	52	265	972	356	2700	1289
B-Zone	GM-00-68	gabbro	1%	47	215	781	212	1200	1043
C-Zone	GM-00-95	melagabbro/pyroxenite	2-3%	77	1942	375	150	1090	2394

VS = visible sulphide; tr = trace sulphide; 3E = Pt+Pd+Au; NV = no visible sulphide

21.7.2 Results - Detailed Sampling

A total of 201 samples were collected from the two-stripped areas on the Agnew Property (AZ1 and AZ2) on a 2.5 metre x 2.5 metre grid basis. Table 21-5 lists selected samples from the areas. The highest concentration of PGM (Pt+Pd+Au) is from sample AZ1-12, collected from AZ1, which assayed 70 ppb Au, 950 ppb Pt, 1425 ppb Pd, 1450 ppm Cu and 468 ppm Ni.

Table 21-5: Selected assay results (>500 ppb 3E) from the 2 detailed areas, A Zone, Agnew Lake Property (from PFN).

Zone	Rock	Au	Pt	Pd	Cu	Ni	Pt+Pd+Au
AZ1-77	Melagabbro	25	181	312	277	346	518
AZ1-68	Gabbro	22	139	371	477	260	532
AZ1-95	Gabbro	63	139	352	1524	308	554
AZ1-18	Leucogabbro	24	94	465	282	97	583
AZ1-55	Gabbro	22	188	424	580	337	634
AZ1-39	Pyroxenite	84	211	355	2482	281	650
AZ1-80	Leucogabbro	28	156	576	665	134	760
AZ1-73	Gabbro	60	218	528	bdl	bdl	806
AZ1-88	Pyroxenite	16	407	420	73	132	843
AZ1-8	Pyroxenite	30	443	756	228	76	1229
AZ1-82	Gabbro	17	402	834	281	167	1253
AZ1-9	Gabbro	11	926	367	86	111	1304
AZ1-1	Pyroxenite	26	548	746	634	196	1320
AZ1-32	Gabbro	36	499	865	255	89	1400
AZ1-94	Gabbro	70	489	885	718	240	1444
AZ1-12	Pyroxenite	70	950	1425	1450	468	2445
AZ2-92	Gabbro	18	96	396	248	196	510
AZ2-10	Gabbro	52	127	340	546	1741	519
AZ2-103	Gabbro	49	138	420	80	84	607
AZ2-96	Gabbro	44	136	458	333	941	638
AZ2-91	Gabbro	32	156	453	497	809	641
AZ2-94	Gabbro	51	190	567	402	630	808

bdl = below detection limits

21.7.3 Results - Geophysical Surveys

The IP surveys delineated several areas with substantial chargeability values. A number of these anomalies have been examined in the field and initial results show good correlation between areas of mineralization and/or prospective lithologies, and the high chargeability values. Many of the areas had either no outcrop or very poor bedrock exposure, and will therefore require either stripping or short exploratory drill holes to determine the source of the anomalies.

21.7.4 Interpretation of Results

The Phase I surface exploration program carried out by PFN on the Agnew Lake property confirmed the PGM-Cu-Ni values previously reported by BP and NMM. Reconnaissance and detail area sampling returned the values from specific stratigraphic units containing erratically distributed, disseminated and bleb sulphides. This work identified a geologic environment prospective for significant PGM mineralization.

To date, in the opinion of DMBW, the work has not demonstrated that the mineralized areas have any significant continuity, however only limited areas have been assessed through detailed sampling.

21.7.5 General

- *All of the surveys and investigations have been carried out by independent contractors hired by PFN. A list of contractors is provided in Appendix D*

- *There are no sampling factors that DMBW are aware of that could materially impact the accuracy of results and DMBW have no reason to doubt the reliability of the data collected in the surface program.*

- *As far as can be ascertained by DMBW, no duplicates, standards or blanks were submitted by PFN to XRAL or Accurassay laboratories during their Agnew Lake surface programs.*

- *DMBW has not examined the property due to snow cover and furthermore has not verified any of the data reported herein.*

21.8 Conclusions

1. Sulphide mineralization, with anomalous concentrations of PGM-Cu-Ni, occurs proximal to the northern, western and southern margins of the Agnew Lake Intrusion. PFN holds ground that covers approximately 15 kilometres of this contact.

2. The six main areas (called zones by BP and PFN) of known mineralization at the Agnew Lake intrusion all occur within roughly 400 metres of the intrusive contact and appear to relate to

specific units in the igneous stratigraphy. Mineralization in three of these areas, the A, B and B2 areas, occurs primarily within stratigraphic units 4a (vari-textured unit) and 5a (inclusion bearing unit). In contrast the known PGM mineralization in the River Valley Intrusion occurs primarily in a chaotic, heterogeneous breccia unit that is more proximal to the intrusive contact (25 - 100 metres away).

3. The majority of surface mineralization occurs as disseminations or blebs of chalcopyrite and pyrrhotite in concentrations ranging from 1 to 5%. The distribution of sulphides is noted to be erratic.

4. Continuity of mineralization is yet to be determined in any of the known mineralized areas.

5. IP surveys were found to be an effective tool in outlining surface and subsurface exploration targets. Evaluation of chargeability anomalies in the field shows good correlation with known areas of mineralization and/or prospective lithologies.

21.9 Recommendations and Budget

DMBW recommend the following staged program and budget for 2001which would commence in May, 2001.

- *In the opinion of Ian S. Thompson, P.Eng., a "Qualified Person", the Agnew Property is of sufficinet merit to justify the following recommended program:*

Phase I

1. **Exploration Grid:** The current exploration grid should be expanded to cover the area east of the C-Zone Grid, the area between the A-Zone and B-Zone grids, and the intrusive margin southeast and east of the A-Zone Grid, towards and including the Mong Lake Zone. In addition, the grid should be expanded to cover other potential areas as outlined from completed IP surveys.

2. **Induced-Polarization Survey:** The 2001 program should continue with the primary objective of covering the entire prospective margin of the intrusion (Figures 11 to 13). Specifically, the IP surveys will cover the areas east of the C-Zone Grid and the area between the A-Zone and B-Zone grids. Also, the strongest chargeability anomalies may be resurveyed at closer spaced intervals (25 to 50 m line spacing) in order to better define target areas that are obscured by overburden. All in costs for costs for a combined IP/magnetometer survey are estimated to be $2500 per line kilometre.

3. **Prospecting and Sampling:**The claim blocks that cover the northeast portion of the Agnew Lake Intrusion and the claims that covering the Bye and O'Brian showings, require prospecting and sampling. Prospecting should also be completed along the west shoreline of Agnew Lake (Agnew Lake Intrusion), and along the east shoreline (Nipissing Diabase). In addition, further prospecting should be completed along the southern margin, including in the area around the Mong Lake Zone.

4. **Detailed Sampling and Mapping:** Specific areas should be cleared and sampled in detail based upon the interpretation of IP results. Two areas, Area #1 and Area #2, delineated in the 2000 program, are initial targets for detailed sampling. In addition, the AZ1 and AZ2 areas that were cleared and sampled in the 2000 program, should be mapped in detail, with particular attention to rock textures, inclusion types and distribution/ratio of the sulphides (i.e. chalcopyrite, pyrrhotite, pentlandite, pyrite).

5. **Diamond Drilling Program:** To gain a better understanding of the igneous stratigraphy and host environment of the mineralization, 2 or 3 drill holes, totaling approximately 200-300 m, should be completed along the margin of the intrusion; to date, the west and northwest margins provide the best opportunity. These stratigraphic holes should incorporate areas with high chargeability and/or high surface PGM concentrations.

6. **Geochemical Study:** A geochemical study of the intersected units should be considered in order to better understand the base and precious metal distribution and concentration, as well as the silicate geochemistry within the contact environment. Further drilling will be predicated upon the results from 2000-2001 IP surveys, together with results from the detailed sampling and Phase I drilling programs.

7. **Quality Control:** Quality control measures should be implemented including check assays and the insertion of duplicates, standards and blanks into the samples submitted to the laboratory.

BUDGET: Phase I Exploration Program

Activity	**CDN $**
Geologists – two for 4 months, field mapping	$60,000
Technical field labor - 5 months x 25,000/mo.	$125,000
Geochemical analysis (prospecting and stripped area analyses)	$90,000
IP surveys (40 km)/Consulting Geophysical fees	$100,000
Bulldozing/Stripping/Washing	$100,000
Diamond Drilling - Phase I - 300m @$100/m	$30,000

(Assays – Pt-Pd-Au-Rh, Cu-Ni included in price)	
General Supplies + exploration inventory	$20,000
Quality control/Round robin assays etc.	$10,000
Project Management	$65,000
Sub Total	**$600,000**

Phase II (contingent)

The Phase II exploration program would be contingent results from Phase I. It would consist 4000 metres of diamond drilling in 12 to 15 holes to assess targets identified from the stripping, mapping, prospecting, sampling and IP surveys completed in Phase I.

BUDGET: Phase II (contingent)

Activity	**CDN $**
Diamond Drilling - 4000m @$100/m	$400,000
(Assays – Pt-Pd-Au-Rh, Cu-Ni included in price)	
Geologists – two for 2 months	$40,000
Technical Assistance	$10,000

Quality Control	$10,000
General Supplies	$10,000
Project Management	$50,000
Sub Total	**$520,000**
Grand Total	**$1,120,000**

22.0 REFERENCES

A. Company Reports

Jobin-Bevans, S., 2000(a): Summary: Phase I Surface Exploration Program, River Valley property, Dana and Pardo Townships, Sudbury Mining Division, Ontario. 55p.

Jobin-Bevans, S., 2000(b): Summary: Phase I Diamond Drilling Program, River Valley property, Dana Township, Sudbury Mining Division, Ontario. 22p.

Jobin-Bevans, S., 2000(c): Summary: Phase II Diamond Drilling Program, River Valley property, Dana Township, Sudbury Mining Division, Ontario. 44p.

Jobin-Bevans, S., 2000(d): Summary: Phase III Diamond Drilling Program, River Valley property, Dana Township, Sudbury Mining Division, Ontario. 41p.

Jobin-Bevans, S., 2000(e): Summary: Phase II Surface Exploration Program, River Valley property, Dana and Pardo Townships, Sudbury Mining Division, Ontario. 68p.

Luhta, E., Boyd, P., Raber, E., Tervo, N., Wieland, J., Sabo, N. and Botson, S., 2000: Metallurgical Feasibility Study on the Dana Lake PGE Area, River Valley, Ontario. 63p.

Mourre, G. and Jobin-Bevans, S., 2000: Summary: Phase I Surface Exploration Program on the Agnew Lake property, Shakespeare, Gough, Shibananing Dunlop and Porter Townships, Sudbury Mining Division, Ontario. 63p.

B. Geology

Hrominchuk, J.: Geology, Stratigraphy and Copper-Platinum Group Element Mineralization of the River Valley intrusion, Dana Township.

James, R.S., Easton, R.M., Peck, D.C. and Hrominchuk, J.L.: The East Bull Lake intrusive suite, remnants of a ~2.48 Ga large igneous and PGE enriched metallogenic province in the Sudbury area of the Canadian Shield.

Easton, R.M.: Variation in Crustal Level and Large Scale Tectonic Controls on Rare-metal and Platinum Group element mineralization in the Southern and Grenville Provinces.

Hrominchuk, J.L.: Geology, Stratigraphy, Geochemistry, and Copper-Nickel-Platinum Group Element Mineralization in the River Valley Intrusion.

Easton, R.M. and Hrominchuk, J.: Geology and Copper Platinum Group Element Mineral Potential of the Dana and Crerar Townships, River Valley area, Grenville Province.

Barrie, C.T., (1996): Magmatic Platinum Group Elements: in Geology of Canadian Mineral Deposit Types, (ed) O.TR. Eckstrand, W.D. Sinclair, and R.I. Thorpe; Gelogical Survey of Canada, No. 8, p. 605-614.

Recommendations for Exploration 2001. Ontario Ministry of Northern Development and Mines.

23.0 CERTIFICATE

I, **IAN S. THOMPSON**, with business address at Suite 900 - 543 Granville Street, Vancouver, British Columbia, V6C 1X8, do hereby certify that:

1. I hold an Honours Geological Sciences degree from the University of Toronto with over 40 years of professional experience since graduation.

2. I am a registered Professional Engineer in the Provinces of British Columbia and Ontario and I am a fellow of the Geological Association of Canada and of the Society of Economic Geologists.

3. I am a Consulting Geologist and the President and Principal of Derry, Michener, Booth & Wahl Consultants Ltd., an independent firm specializing in exploration, ore reserves, engineering and valuations of mineral properties.

4. I am a "Qualified Person" for the purpose of National Instrument 43-101.

5. This Exploration Report is based on a review of relevant oral, written and electronic technical data in Vancouver and Sudbury, as provided by Pacific North West Capital Corp. ("PFN"). I am responsible for all of this report.

6. I visited the PFN River Valley, Ontario property on February 14 during the course of an examination of relevant drill core and technical data in Sudbury from February 12 to February 17, 2001.

7. I did not visit the Agnew Property due to extensive snow cover.

8. I have had no prior involvement with the PFN property, nor with PFN.

9. I have not received, nor do I expect to receive any interest, directly or indirectly, in the shares of PFN, or in any of the mineral claims held by PFN.

10. I am not aware of any material fact or material change with respect to this report, which is not reflected in the report.

11. I have read N.I. 43-101 and Form 43-101FI and this exploration report has been prepared in compliance with this Instrument and Form 43-101FI.

12. I hereby give my permission to use this exploration report in its entirety or the summary thereof, to accompany a listing application by PFN to the Toronto Stock Exchange.

DATED at Vancouver, British Columbia, this 26th day of March, 2001.

Ian S. Thompson, P.Eng
Consulting Geologist

APPENDIX A

Table 1a. Distribution of unpatented mining claims on the River Valley property – Original Option.

Claim	Twp.	Units	Hectares	Due	Amount	Ownership
1227988	Dana	8	128	Oct 19, 2001	$3200.00	Option
1227989	Dana	8	128	Oct 19, 2001	$3200.00	Option
1227990	Dana	12	192	Oct 19, 2001	$4800.00	Option
1227991	Dana	10	160	Oct 19, 2001	$4000.00	Option
1229216	Dana	6	96	Oct 19, 2001	$2400.00	Option
1229217	Dana	16	256	Oct 19, 2001	$6400.00	Option
1229218	Dana	16	256	Oct 19, 2001	$6400.00	Option
1229219	Dana	12	192	Oct 19, 2001	$4800.00	Option
1229220	Dana	16	256	Oct 19, 2001	$6400.00	Option
1229221	Dana	16	256	Oct 19, 2001	$6400.00	Option
1229222**	**Dana**	**16**	**256**	Oct 19, 2001	**$6400.00**	**Option**
1229223	Dana	12	192	Oct 19, 2001	$4800.00	Option
1229224	Dana	10	160	Oct 19, 2001	$4000.00	Option
1229230*	**Dana**	**16**	**256**	Sept 21, 2005	**$6400.00**	**Option**
1229231	Dana	16	256	Sept 21, 2002	$6400.00	Option
1229232	Dana	14	224	Sept 21, 2001	$5600.00	Option
1229233	Pardo	16	256	Sept 21, 2001	$6400.00	Option
1229234	Pardo	6	96	Sept 21, 2001	$2400.00	Option
	Totals:	**226**	**3616**		**$90,400.00**	

*includes Dana Lake Area; **includes Azen Creek Area

Table 1b. Distribution of unpatented mining claims on the River Valley property – 100% PFN.

Claim	Twp.	Units	Hectares	Due	Amount	Ownership
1229380	Dana	3	48	Jul 26, 2001	$1200	PFN
1229542	Dana	6	96	May 7, 2001	$2400	PFN
1230038	Dana	12	192	May 7, 2001	$4800	PFN
1237228	Dana	8	128	May 25, 2001	$3200	PFN
1237304	Dana	12	192	Apr 13, 2001	$4800	PFN
1237305	Dana	8	128	Apr 13, 2001	$3200	PFN
1244332	Pardo	8	128	Jun 5, 2002	$3200	PFN
1244338	Dana	6	96	Jun 14, 2002	$2400	PFN
1244427	Dana	7	112	Jun 5, 2002	$2800	PFN
1244435	Dana	4	64	Jun 5, 2002	$1600	PFN
1244444	Dana	16	256	Jun 5, 2002	$6400	PFN
1244445	Pardo	8	128	Jun 5, 2002	$3200	PFN
	TOTALS:	**98**	**1568**		**$39,200.00**	

PFN = Pacific North West Capital Corp.

Optioned claims (Table 1a) are owned by Lorne Luhta (33.33%), Bob Bailey (33.34%) and Ron Orchard (33.33%), and Pacific North West Capital Corporation's (PFN) claims (Table 1b) are owned 100% by PFN; all claims (324 units) are subject to PFN's Farm-In (joint-venture) agreement with Anglo American Platinum Corporation Limited (Anglo Platinum).

Claim 1229840, shown on Figure 6-2, was under dispute and is not included in the 324 units listed above. Details for this claim area s follows:

Claim	Twp.	Units	Hectares	Due	Amount	Ownership
1229840	Dana	9	144	May 28, 2001	$3200	PFN

APPENDIX B

APPENDIX C

APPENDIX D

List of Contractors - River Valley and Agnew Lake Projects

Scott Jobin-Bevans (Consulting Geologist, Pacific North West Capital Corp.)

Dave Lyon (Contract Geologist) – Field Supervisor; diamond drill

Scot Halladay (Contract Geologist) – Supervisor; drill core logging and sampling

Lorne Luhta (Contract Geologist) - Field Supervisor; diamond drill.

Grant Mourre (Contract Geologist) – drill core logging and sampling.

Craig Finnegan (Contract Geologist) - Regional prospecting and mapping.

General Labour - Brendan Clarke, Daryl McIntyre, Jack Trottier, Adam Laakso and Eric Laakso and Monica Proudfoot

JVX Ltd. (Blaine Webster, President) - Contract geophysical surveys.

D & C Line Cutting (Dan Dunstan, President) - Contract line cutting.

Meegwich Inc. (David Laronde, Project Manager) - Contract line cutting.

Carlyle Construction Ltd. (Espanola, Ontario) -Contract excavation.

NDS Drilling (Timmins, Ontario) – Contract diamond drilling.

XRAL Laboratories (Don Mills, Ontario) - Contract commercial laboratory.

Accurassay Laboratories (Thunder Bay, Ontario) - Contract commercial laboratory.

APPENDIX E

APPENDIX F

APPENDIX G

APPENDIX H

Table 1a. Claim details for the Agnew Property.

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)						
Claim No.	Units	Hectares	$Work	Township	Recording Date	Due Date
S1024181	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024182	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024183	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024184	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024185	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024186	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024187	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024188	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024189	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024190	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024191	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024192	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024193	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024194	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-02
S1024195	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024196	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024197	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024198	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024199	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024200	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1024201	1	16	$400.00	Shibananing	25-Jul-89	25-Jul-03
S1116166	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116167	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116168	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116169	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116170	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
Sub-Total:	26	416	$10,400.00			

Table 1a (cont.). Claim details for the Agnew Property.

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1116171	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116172	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116173	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116174	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116175	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116176	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116177	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116178	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116179	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116180	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116181	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116182	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116183	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116184	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116185	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116186	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116187	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116188	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116189	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116190	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116191	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116192	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116193	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116194	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116195	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116200	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116201	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116202	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-02
S1116203	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-02
S1116204	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03

Sub-Total:	30	480	$12,000.00

Table 1a (cont.). Claim details for the Agnew Property.

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1116205	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116206	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116207	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116208	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116209	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116210	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116211	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116212	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116216	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116217	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116218	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116219	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116220	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116221	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116222	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116223	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116224	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116225	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116226	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116227	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116228	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116229	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116230	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116231	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116232	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116233	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116234	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116235	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116236	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116237	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116238	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
Sub-Total:	31	496	$12,400.00			

Table 1a (cont.). Claim details for the Agnew Property.

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1116239	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116240	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116241	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116242	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116243	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116244	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116245	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116246	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116247	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116248	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116249	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116250	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116251	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116252	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116253	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116254	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116255	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116256	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116257	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116258	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116259	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116260	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116261	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116262	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116263	1	16	$400.00	Dunlop	04-Aug-89	04-Aug-03
S1116348	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116349	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116350	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116351	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
Sub-Total:	29	464	$11,600.00			

Table 1a (cont.). Claim details for the Agnew Property.

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)						
Claim No.	Units	Hectares	$Work	Township	Recording Date	Due Date
S1116352	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116353	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116354	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116355	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116356	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116357	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116361	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116362	1	16	$400.00	Dunlop	25-Jul-89	25-Jul-03
S1116373	1	16	$400.00	Shakespeare	04-Aug-89	04-Aug-03
S1116374	1	16	$400.00	Shakespeare	04-Aug-89	04-Aug-03
S1116375	1	16	$400.00	Shakespeare	04-Aug-89	04-Aug-03
S1119135	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119136	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119137	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119138	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119139	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119140	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119141	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119142	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119143	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119144	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119145	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119146	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119147	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119148	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119149	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119150	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119155	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119164	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119165	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
Sub-Total:	30	480	$12,000.00			

Table 1a (cont.). Claim details for the Agnew Property.

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1119166	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119170	1	16	$400.00	Gough	04-Aug-89	04-Aug-03
S1119185	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119186	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119187	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S1119191	1	16	$400.00	Shibananing	04-Aug-89	04-Aug-03
S953444	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-02
S953445	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-02
S953446	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-02
S953447	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-02
S953448	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-02
S953449	1	16	$400.00	Shibananing	24-Mar-87	24-Mar-02
S954004	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954005	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954006	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954007	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954008	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954009	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954010	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954011	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954012	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954013	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954064	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954065	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954066	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954067	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954068	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954069	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954070	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
Sub-Total:	29	464	$11,600.00			

Table 1a (cont.). Claim details for the Agnew Property.

PART 1. Inco Claims – Titleholder: NMM (99%); Campbell, Gregory John (1%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S954071	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954072	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954073	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
S954074	1	16	$400.00	Gough	24-Mar-87	24-Mar-02
Total (P1):	**179**	**2864**	**$71,600.00**			

Table 1b. Claim details for the Agnew Property.

PART 2. CH Claims - Titleholder: NMM (99%); Campbell, Gregory John (0.5%); Hawke, Donald Robert (0.5%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1223075	10	160	$4,000.00	Dunlop	22-May-98	22-May-01
S1224120	4	64	$1,600.00	Porter	14-Dec-98	14-Dec-00
S1229506	2	32	$800.00	Dunlop	03-Jul-98	03-Jul-02
S1229970	6	96	$2,400.00	Dunlop	09-Apr-98	09-Apr-04
Total (P2):	**22**	**352**	**$8,800.00**			

Table 1c. Claim details for the Agnew Property.

PART 3. NMM Claims – Titleholder: New Millennium Metals Corporation (100%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1229584	15	240	$6,000.00	Dunlop	12-Jul-99	12-Jul-01
S1229585	9	144	$3,600.00	Dunlop	12-Jul-99	12-Jul-01
S1229586	10	160	$4,000.00	Dunlop	12-Jul-99	12-Jul-01
S1236162	2	32	$800.00	Dunlop	05-Mar-99	05-Mar-02
S1236163	4	64	$1,600.00	Dunlop	05-Mar-99	05-Mar-02
S1236164	15	240	$6,000.00	Dunlop	05-Mar-99	05-Mar-02
S1236165	8	128	$3,200.00	Dunlop	05-Mar-99	05-Mar-02
S1236166	16	256	$6,400.00	Shakespeare	05-Mar-99	05-Mar-02
S1236167	16	256	$6,400.00	Shakespeare	05-Mar-99	05-Mar-02
S1236168	15	240	$6,000.00	Shakespeare	05-Mar-99	05-Mar-02
S1236169	15	240	$6,000.00	Shakespeare	05-Mar-99	05-Mar-02
S1236170	15	240	$6,000.00	Shakespeare	05-Mar-99	05-Mar-02
Sub-Total:	140	2240	$56,000.00			

Table 1c (cont.). Claim details for the Agnew Property.

PART 3. NMM Claims – Titleholder: New Millennium Metals Corporation (100%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1236171	4	64	$1,600.00	Shakespeare	05-Mar-99	05-Mar-02
S1236172	16	256	$6,400.00	Shakespeare	05-Mar-99	05-Mar-01
S1236173	4	64	$1,600.00	Shakespeare	05-Mar-99	05-Mar-02
S1236174	8	128	$3,200.00	Gough	05-Mar-99	05-Mar-02
S1236175	16	256	$6,400.00	Dunlop	05-Mar-99	05-Mar-02
S1236176	16	256	$6,400.00	Dunlop	05-Mar-99	05-Mar-02
S1236177	3	48	$1,200.00	Shibananing	05-Mar-99	05-Mar-02
Total (P3):	**207**	**3312**	**$82,800.00**			

Table 1d. Claim details for the Agnew Property.

PART 4. PFN Claims – Titleholder: Pacific North West Capital Corporation (100%)						
Claim No.	**Units**	**Hectares**	**$Work**	**Township**	**Recording Date**	**Due Date**
S1246189	15	240	$6,000.00	Dunlop	30-Oct-00	30-Oct-02
S1246434	6	96	$2,400.00	Dunlop	30-Oct-00	30-Oct-02
S1246494	8	128	$3,200.00	Dunlop	08-Nov-00	08-Nov-02
S1246496	2	32	$800.00	Dunlop	08-Nov-00	08-Nov-02
S1191269	2	32	$800.00	Gough	30-Oct-00	30-Oct-02
S1246188	12	192	$4,800.00	Gough	30-Oct-00	30-Oct-02
S1240237	7	112	$2,800.00	Shibananing	30-Oct-00	30-Oct-02
S1244326	1	16	$400.00	Shibananing	30-Oct-00	30-Oct-02
S1246189	15	240	$6,000.00	Shibananing	30-Oct-00	30-Oct-02
S1246190	4	64	$1,600.00	Shibananing	30-Oct-00	30-Oct-02
S1246515	5	80	$2,000.00	Shibananing	08-Nov-00	08-Nov-02
Total (P4):	**77**	**1232**	**$30,800.00**			

	Units	**Hectares**	**$Work**
Grand Total (P1 to P4):	**485**	**7760**	**$194,000.00**

Drilling Resumes on River Valley PGM Property

Sudbury Mining District, Ontario

PFN News Release April 26, 2002

TSE Trade Symbol: **PFN**
OTCBB: PAWEF
Toll Free 1-800-667-1870

- **Phase 5 - $2.2 Million Drill Program Resumes**
- **188 holes drilled to date**
- **Phase 5 Objective is to double the initial mineral resource**

Pacific North West Capital Corp. ***(PFN)*** Phase 5 drilling resumed on Pacific North West Capital Corp.'s **(PFN)** River Valley PGM Property. Drilling was temporarily suspended in mid March due to spring breakup and in order to eliminate a backlog in assay results. A total of 188 holes have been drilled to date.

The Phase 5 program is aimed at doubling the initial mineral resource estimate of 593,000 oz Pt + Pd + Au - 12,700,000 tonnes @ 1.46 g/t).

PFN has retained Derry, Michener, Booth and Wahl Consultants Ltd. (DMBW) to conduct a second mineral resource estimate study. Results of this study will incorporate all of the Phase 5 drill results and are expected by the end of August 2002.

River Valley is a **50-50 joint venture** between **PFN and Anglo American Platinum Corporation Limited** (Anglo Platinum), the world's largest producer of platinum. To date Anglo Platinum has expended over $5 million on the project. Anglo Platinum may earn a 60% interest in River Valley by completing a feasibility study and up to 65% by arranging production financing.

In addition to River Valley, Anglo Platinum is also exploring with PFN on the **Agnew Lake Property, where Anglo Platinum recently approved a $1.25 million Phase 2 exploration program** ***(see press release: April 22nd, 2002)***, **following extremely encouraging results from the Phase 1 program. The approved budget for Phase 1 was $1.18 million.** Anglo Platinum may earn up to a 57% interest in Agnew Lake by completing a feasibility study and 60% by arranging production financing.

Both River Valley and Agnew Lake are within 60 km of Sudbury, Ontario, and have excellent access and surrounding infrastructure.

The primary focus of exploration for both River Valley and Agnew Lake is to locate intrusive contact style PGM mineralization. PFN's properties cover two of the three mafic intrusions within the Sudbury District, and have excellent potential to host PGM deposits.

The Qualified Person for the projects is John Royall, P.Eng. Pacific North West Capital Corp is an industry leader in platinum group metal exploration focused on the exploration and acquisition of PGM projects throughout North America.

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com or visit our website at www.pfncapital.com

S.E.C. 12g(3) exemption # 82-4828
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Harry Barr

Harry Barr
President and CEO

Pacific North West Capital Corp. 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Telephone: (604) 685-1870 Fax: (604) 685-8045

Pacific North West Capital Corp. **TSE** Trade Symbol: **PFN**
2303 West 41st Avenue, Vancouver, B.C. V6M 2A3 Telephone: (604) 685-1870 Fax: (604) 685-8045
Website: www.pfncapital.com **email: ir@pfncapital.com**
Toll Free 1-800-667-1870

News Release **April 22, 2002**

ANGLO PLATINUM APPROVES $1.25 MILLION FOR AGNEW LAKE PGM PROPERTY

- Phase II - $1.25 Million Budget Approved
- 9,000m Diamond Drill Program to Commence
- 5 Principal Zones of Mineralization Identified to Date

Pacific North West Capital Corp. (PFN) is pleased to report that Anglo American Platinum Corporation Limited (Anglo Platinum) has recently approved a $1.25 million dollar budget for the 2002 exploration program on the Agnew Lake property. This program will commence immediately. PFN can earn a 50% interest in the property from Platinum Group Metals Ltd. (PTM) which recently merged with New Millennium Metals Corporation. (*see press release: August 9th & 31st, 2000*).

The Agnew Lake property, located 60 km southwest of Sudbury, Ontario, covers more than 9,000 hectares (22,500 acres) and overlies the Agnew Lake layered mafic intrusion, a crudely elliptical body measuring ~10 km x 6 km. The intrusion is a member of a suite of mafic complexes of similar age and composition in the Sudbury area known to host deposits of palladium, platinum, rhodium and gold in association with copper-nickel sulphide mineralization. The primary focus of exploration at Agnew Lake is to locate intrusive contact style PGM mineralization comparable to that seen at the River Valley intrusion, located 60km east of Sudbury, where PFN is exploring with Anglo Platinum under the terms of a joint venture agreement. Anglo Platinum is the world's largest producer of platinum.

The Agnew Lake intrusion is known to contain very anomalous platinum group metal values at intervals along its 15km long intrusive contact zone. The prospective intrusive contact zone is almost twice the length of the contact at River Valley. The Agnew Lake property offers a unique exploration opportunity, with excellent accessibility and local infrastructure.

The $1.25 million exploration program for 2002 will include a substantial (9,000 m) drill component that will, in part, further test the 15 km intrusive margin for contact-type PGM-Cu-Ni mineralization. Drilling will also include one relatively deep (>1200 m) drill hole aimed at intersecting the full geological sequence of the intrusion and testing a significant gravity anomaly, located on the eastern side of the intrusion. In addition to testing the prospective mineralized area immediately above the basement contact, a detailed analysis of the deep hole core should help delineate prospective reef horizon(s) in higher in the stratigraphy.

The following is a summary of results from the 2001 Exploration Program. The 2001 program was funded by Anglo Platinum which may earn up to a 60% interest in the property under the terms of an agreement with PFN and New Millennium Metals Corporation. (*see press release June 27th, 2001*).

During the 2001 exploration program, PFN – *the Operator* – completed line cutting, regional geological mapping and sampling, stripping, detailed mapping and sampling, induced polarization (I.P.) surveys, magnetometer surveys and diamond drilling, with the objectives of expanding the known areas of mineralization, identifying new zones, delineating diamond drill targets based upon geology, sampling and geophysical surveys, and gaining a better understanding of the geology, geometry and petrology of the intrusion

Mineralized Zones

5 zones of anomalous PGM mineralization have been identified to date on the property. The zones occur principally along the western and northern margins of the intrusion and are located ~400m horizontally from where the footwall contact is mapped at surface, and within ~200m vertically from the underlying footwall contact. Anomalous PGM values also occur along the southern margin of the intrusion where little work has been carried out to this date. The main areas of mineralization are hosted by breccia and inclusion-bearing gabbro and variably textured varieties of gabbronorite.

The 5 zones are: 1) AZone: located along the western margin of the intrusion; 2) BZone: located along the northwest portion of the intrusion; 3) CZone: located along the northern contact of the intrusion; 4) DZone: located along the northern contact, approximately 2km east of the C-Zone; and, 5) Mong Lake Zone: located along the southern contact of the intrusion.

Most of the 2001 program focused on the contact region within the A- and B-Zones, with the balance of the work being directed towards regional prospecting of the entire intrusion including the C-, D- and Mong Lake Zones.

In the A- and B-Zones, 6 areas were selected on the basis of high PGM values in surface samples and favourable rock types, for stripping, detailed mapping and sampling. **Of the 1886 channel-grab samples taken during detailed sampling, the highest assay value was 4.78g/t Pd, 2.08g/t Pt, 0.37g/t Au, 0.23% Cu, 0.023% Ni.** In addition, several samples from each of these 6 areas assayed >1g/t Pd+Pt+Au (3E).

Regional Sampling

A total of 2,639 grab samples were collected during the regional surface sampling program. These samples were collected irrespective of rock type, sulphide content, mineralogy or geological setting. **The highest assay contained 8.3g/t Pt, 3.8g/t Pd, 0.15g/t Au, 0.44% Cu, 0.25% Ni.** Fifty two samples assayed 501-750ppb 3E, twenty-three samples assayed 751-1000 ppb 3E, thirty samples assayed 1001-1500 ppb 3E, six samples assayed 1501-2000 ppb 3E, ten samples assayed 2000-3000 ppb 3E, and twelve samples assayed >3000 ppb 3E.

Geophysical Surveys

A 17 km induced-polarization (IP) and magnetometer survey was completed over the northwest region of the A-Zone in order to correlate potential geophysical signature with newly discovered PGM sulphide mineralization in the area. Several chargeability highs were delineated by this survey and subsequent field examination indicated a good correlation with mineralization found in outcrop. Other chargeability anomalies occupy areas with no outcrop and will require stripping to discover their source.

Diamond drilling

A Phase 1 exploration drilling program, totalling 3000m in 21 holes, was carried out in the A4- and B4-Zones, from November 2001 to March 2002. The primary purpose of this drilling was to gain a better understanding of the stratigraphy, geochemistry, and mineralogy of the lower 250m of the Agnew Lake Intrusion. In addition, the drilling was aimed at testing the Vari-textured Unit, which, based on surface results and historic drilling, was viewed as having the best potential to host PGM mineralization. Generally, drill holes were collared in areas where anomalous PGM values were known at the surface and/or in areas with chargeability high anomalies.

Anomalous and sub-economic PGM assay values, some over broad intervals, are listed below. **The substantial widths of anomalous PGM values intersected in this initial phase of drilling are extremely encouraging, especially when taking into consideration that the strike length of the intrusive contact is 15km long and remains to be drill tested.**

Significant Phase 1 Drill Results

AL-01

From	*To*	*Int*	*Int*	*Au*	*Pt*	*Pd*	*PGM**	*PGM**
m	*m*	*m*	*Ft*	*ppb*	*ppb*	*ppb*	*ppb*	*g/t*
12.85	14.50	1.65	5.41	4.4	163.3	238.3	406.1	0.41

**PGM = Pd + Pt + Au*

AL-02

From	*To*	*Int*	*Int*	*Au*	*Pt*	*Pd*	*PGM**	*PGM**
m	*m*	*m*	*Ft*	*ppb*	*ppb*	*ppb*	*ppb*	*g/t*
6.00	17.00	11.00	36.09	23.2	105.1	427.4	555.7	0.56

AL-05

From	To	Int	Int	Au	Pt	Pd	PGM*	PGM*
m	m	m	Ft	ppb	ppb	ppb	ppb	g/t
48.00	63.00	15.00	49.21	2.7	74.1	162.8	239.6	0.24

AL-06

From	To	Int	Int	Au	Pt	Pd	PGM*	PGM*
m	m	m	Ft	ppb	ppb	ppb	ppb	g/t
66.50	77.50	11.00	36.09	29.6	226.6	152.5	408.8	0.41
69.00	70.50	1.50	4.92	55.3	866.3	384.0	1305.7	1.31

AL-07

From	To	Int	Int	Au	Pt	Pd	PGM*	PGM*
m	m	m	Ft	ppb	ppb	ppb	ppb	g/t
77.00	86.00	9.00	29.53	38.2	149.8	165.4	353.2	0.35
83.00	84.50	1.50	4.92	40.7	230.3	485.7	736.7	0.74

AL-08

From	To	Int	Int	Au	Pt	Pd	PGM*	PGM*
m	m	m	Ft	ppb	ppb	ppb	ppb	g/t
103.00	103.50	0.50	1.64	6.0	877.0	149.0	1032.0	1.03
124.50	141.50	17.00	55.78	10.3	83.6	171.1	265.0	0.27
129.00	132.00	3.00	9.84	14.7	175.2	305.8	495.7	0.50

AL-09

From	To	Int	Int	Au	Pt	Pd	PGM*	PGM*
m	m	m	Ft	ppb	ppb	ppb	ppb	g/t
118.50	127.50	9.00	29.53	22.4	144.3	157.7	324.4	0.32
132.50	132.00	3.50	11.48	42.9	250.0	212.4	505.3	0.51

AL-11

From	To	Int	Int	Au	Pt	Pd	PGM*	PGM*
m	m	m	Ft	ppb	ppb	ppb	ppb	g/t
23.00	36.00	13.00	42.65	18.9	165.3	164.7	348.9	0.35
31.50	36.00	4.50	14.76	50.0	338.0	225.0	613.0	0.61

AL-12

From	To	Int	Int	Au	Pt	Pd	PGM*	PGM*
m	m	m	Ft	ppb	ppb	ppb	ppb	g/t
46.85	75.00	28.15	92.39	7.6	85.2	125.8	211.0	0.21
65.00	66.50	1.5	4.92	39.0	471.3	497.7	969.0	0.97

AL-13

From	To	Int	Int	Au	Pt	Pd	PGM*	PGM*
m	m	m	Ft	ppb	ppb	ppb	ppb	g/t
69.00	70.00	1.00	3.28	115.0	1310.0	3760.0	5185.0	5.19
105.55	109.00	3.45	11.32	4.9	111.7	202.3	318.9	0.32

AL-15

From	To	Int	Int	Au	Pt	Pd	PGM*	PGM*
m	m	m	Ft	ppb	ppb	ppb	ppb	g/t
83.00	88.00	5.00	16.41	5.4	86.6	178.2	270.2	0.27

AL-16

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
44.00	49.00	5.00	16.41	6.0	114.6	308.0	428.6	0.43
111.5	115.0	3.50	11.48	8.0	250.9	741.9	1000.7	1.00

AL-17

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
111.0	133.0	22.00	72.18	34.7	232.5	157.5	424.7	0.42
111.0	115.0	4.00	13.12	69.3	777.5	371.3	1218.0	1.22

AL-18

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
117.0	180.00	83.00	272.32	5.7	89.5	137.8	232.9	0.23
117.0	120.00	3.00	9.84	3.7	540.0	186.5	730.2	0.73
134.00	141.45	7.45	24.44	15.3	182.1	324.9	522.3	0.52
149.00	151.00	2.00	6.56	29.5	342.0	1104.0	1475.5	1.48

AL-20

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
126.00	135.00	9.00	29.53	3.7	152.9	74.7	231.3	0.23
134.50	135.00	0.50	1.64	17.0	1070.0	460.0	1547.0	1.55
139.50	149.00	9.50	31.17	22.6	188.8	124.5	335.8	0.34
141.50	144.00	2.50	8.20	48.2	396.8	279.6	724.6	0.72
170.00	174.00	4.00	13.12	27.6	121.4	357.1	506.1	0.51

John Royall, P.Eng is the Qualified Person for the Project. All assays were done by X-Ral Laboratories using standard fire techniques for gold, platinum, and palladium with an ICP finish.

On behalf of the Board of Directors

Harry Barr, President

S.E.C. 12g(3) exemption # 82-4828

The Toronto Stock Exchange has not reviewed and deso not accept responsibility for the adequacy or accuracy of this release

For a copy of the map attachment, please visit our website at www.pfncapital.com

For further information, please call Toll Free 1-800-667-1870

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

April 22, 2002

Item 3: Press Release

A Press release dated and issued April 22, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Anglo Platinum Approves $1.25 million for Agnew Lake Property.

Item 5: Full Description of Material Change

See attached Press Release dated April 22, 2002

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 23, 2002________________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing________________
Print name of signatory

__Corporate Secretary____________
Official capacity

Pacific North West Capital Corp. **TSE** Trade Symbol: **PFN**
2303 West 41st Avenue, Vancouver, B.C. V6M 2A3 Telephone: (604) 685-1870 Fax: (604) 685-8045
Website: www.pfncapital.com **email: ir@pfncapital.com**
Toll Free 1-800-667-1870

News Release **April 22, 2002**

ANGLO PLATINUM APPROVES $1.25 MILLION FOR AGNEW LAKE PGM PROPERTY

- *Phase II - $1.25 Million Budget Approved*
- *9,000m Diamond Drill Program to Commence*
- *5 Principal Zones of Mineralization Identified to Date*

Pacific North West Capital Corp. *(PFN) is pleased to report that Anglo American Platinum Corporation Limited (Anglo Platinum) has recently approved a $1.25 million dollar budget for the 2002 exploration program on t he Agnew Lake property. This program will commence immediately. PFN can earn a 50% interest in the property from Platinum Group Metals Ltd. (PTM) which recently merged with New Millennium Metals Corporation. (* see press release: August 9th & 31st, 2000*).*

The Agnew Lake property, located 60 km southwest of Sudbury, Ontario, covers more than 9,000 hectares (22,500 acres) and overlies the Agnew Lake layered mafic intrusion, a crudely elliptical body measuring ~10 km x 6 km. The intrusion is a member of a suite of mafic complexes of similar age and composition in the Sudbury area known to host deposits of palladium, platinum, rhodium and gold in association with copper-nickel sulphide mineralization. The primary focus of exploration at Agnew Lake is to locate intrusive contact style PGM mineralization comparable to that seen at the River Valley intrusion, located 60km east of Sudbury, where PFN is exploring with Anglo Platinum under the terms of a joint venture agreement. Anglo Platinum is the world's largest producer of platinum.

The Agnew Lake intrusion is known to contain very anomalous platinum group metal values at intervals along its 15km long intrusive contact zone. The prospective intrusive contact zone is almost twice the length of the contact at River Valley. The Agnew Lake property offers a unique exploration opportunity, with excellent accessibility and local infrastructure.

The $1.25 million exploration program for 2002 will include a substantial (9,000 m) drill component that will, in part, further test the 15 km intrusive margin for contact-type PGM-Cu-Ni mineralization. Drilling will also include one relatively deep (>1200 m) drill hole aimed at intersecting the full geological sequence of the intrusion and testing a significant gravity anomaly, located on the eastern side of the intrusion. In addition to testing the prospective mineralized area immediately above the basement contact, a detailed analysis of the deep hole core should help delineate prospective reef horizon(s) in higher in the stratigraphy.

*The following is a summary of results from the 2001 Exploration Program. The 2001 program was funded by Anglo Platinum which may earn up to a 60% interest in the property under the terms of an agreement with PFN and New Millennium Metals Corp oration. (*see press release June 27th, 2001*).*

During the 2001 exploration program, PFN – the Operator *– completed line cutting, regional geological mapping and sampling, stripping, detailed mapping and sampling, induced polarization (I.P.) surveys, magnetometer surveys and diamond drilling, with the objectives of expanding the known areas of mineralization, identifying new zones, delineating diamond drill targets based upon geology, sampling and geophysical surveys, and gaining a better understanding of the geology, geometry and petrology of the intrusion*

Mineralized Zones

5 zones of anomalous PGM mineralization have been identified to date on the property. The zones occur principally along the western and northern margins of the intrusion and are located ~400m horizontally from where the footwall contact is mapped at surface, and within ~200m vertically from the underlying footwall contact. Anomalous PGM values also occur along the southern margin of the intrusion where little work has been carried out to this date. The main areas of mineralization are hosted by breccia and inclusion-bearing gabbro and variably textured varieties of gabbronorite.

The 5 zones are: 1) A-Zone: located along the western margin of the intrusion; 2) B-Zone: located along the northwest portion of the intrusion; 3) C-Zone: located along the northern contact of the intrusion; 4) D-Zone: located along the northern contact, approximately 2km east of the C-Zone; and, 5) Mong Lake Zone: located along the southern contact of the intrusion.

Most of the 2001 program focused on the contact region within the A- and B-Zones, with the balance of the work being directed towards regional prospecting of the entire intrusion including the C-, D- and Mong Lake Zones.

In the A- and B-Zones, 6 areas were selected on the basis of high PGM values in surface samples and favourable rock types, for stripping, detailed mapping and sampling. **Of the 1886 channel-grab samples taken during detailed sampling, the highest assay value was 4.78g/t Pd, 2.08g/t Pt, 0.37g/t Au, 0.23% Cu, 0.023% Ni.** In addition, several samples from each of these 6 areas assayed >1g/t Pd+Pt+Au (3E).

Regional Sampling

A total of 2,639 grab samples were collected during the regional surface sampling program. These samples were collected irrespective of rock type, sulphide content, mineralogy or geological setting. ***The highest assay contained 8.3g/t Pt, 3.8g/t Pd, 0.15g/t Au, 0.44% Cu, 0.25% Ni.*** *Fifty two samples assayed 501-750ppb 3E, twenty-three samples assayed 751-1000 ppb 3E, thirty samples assayed 1001-1500 ppb 3E, six samples assayed 1501-2000 ppb 3E, ten samples assayed 2000-3000 ppb 3E, and twelve samples assayed >3000 ppb 3E.*

Geophysical Surveys

A 17 km induced-polarization (IP) and magnetometer survey was completed over the northwest region of the A-Zone in order to correlate potential geophysical signature with newly discovered PGM sulphide mineralization in the area. Several chargeability highs were delineated by this survey and subsequent field examination indicated a good correlation with mineralization found in outcrop. Other chargeability anomalies occupy areas with no outcrop and will require stripping to discover their source.

Diamond drilling

A Phase 1 exploration drilling program, totalling 3000m in 21 holes, was carried out in the A4- and B4-Zones, from November 2001 to March 2002. The primary purpose of this drilling was to gain a better understanding of the stratigraphy, geochemistry, and mineralogy of the lower 250m of the Agnew Lake Intrusion. In addition, the drilling was aimed at testing the Vari-textured Unit, which, based on surface results and historic drilling, was viewed as having the best potential to host PGM mineralization. Generally, drill holes were collared in areas where anomalous PGM values were known at the surface and/or in areas with chargeability high anomalies.

Anomalous and sub-economic PGM assay values, some over broad intervals, are listed below. **The substantial widths of anomalous PGM values intersected in this initial phase of drilling are extremely encouraging, especially when taking into consideration that the strike length of the intrusive contact is 15km long and remains to be drill tested.**

Significant Phase 1 Drill Results

AL-01

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
12.85	14.50	1.65	5.41	4.4	163.3	238.3	406.1	0.41

**PGM = Pd + Pt + Au*

AL-02

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
6.00	17.00	11.00	36.09	23.2	105.1	427.4	555.7	0.56

AL-05

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
48.00	63.00	15.00	49.21	2.7	74.1	162.8	239.6	0.24

AL-06

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
66.50	77.50	11.00	36.09	29.6	226.6	152.5	408.8	0.41
69.00	70.50	1.50	4.92	55.3	866.3	384.0	1305.7	1.31

AL-07

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
77.00	86.00	9.00	29.53	38.2	149.8	165.4	353.2	0.35
83.00	84.50	1.50	4.92	40.7	230.3	485.7	736.7	0.74

AL-08

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
103.00	103.50	0.50	1.64	6.0	877.0	149.0	1032.0	1.03
124.50	141.50	17.00	55.78	10.3	83.6	171.1	265.0	0.27
129.00	132.00	3.00	9.84	14.7	175.2	305.8	495.7	0.50

AL-09

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
118.50	127.50	9.00	29.53	22.4	144.3	157.7	324.4	0.32
132.50	132.00	3.50	11.48	42.9	250.0	212.4	505.3	0.51

AL-11

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
23.00	36.00	13.00	42.65	18.9	165.3	164.7	348.9	0.35
31.50	36.00	4.50	14.76	50.0	338.0	225.0	613.0	0.61

AL-12

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
46.85	75.00	28.15	92.39	7.6	85.2	125.8	211.0	0.21
65.00	66.50	1.5	4.92	39.0	471.3	497.7	969.0	0.97

AL-13

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
69.00	70.00	1.00	3.28	115.0	1310.0	3760.0	5185.0	5.19
105.55	109.00	3.45	11.32	4.9	111.7	202.3	318.9	0.32

AL-15

From m	To m	Int m	Int Ft	Au ppb	Pt ppb	Pd ppb	PGM* ppb	PGM* g/t
83.00	88.00	5.00	16.41	5.4	86.6	178.2	270.2	0.27

AL-16

From m	*To m*	*Int m*	*Int Ft*	*Au ppb*	*Pt ppb*	*Pd ppb*	*PGM* ppb*	*PGM* g/t*
44.00	49.00	5.00	16.41	6.0	114.6	308.0	428.6	0.43
111.5	115.0	3.50	11.48	8.0	250.9	741.9	1000.7	1.00

AL-17

From m	*To m*	*Int m*	*Int Ft*	*Au ppb*	*Pt ppb*	*Pd ppb*	*PGM* ppb*	*PGM* g/t*
111.0	133.0	22.00	72.18	34.7	232.5	157.5	424.7	0.42
111.0	115.0	4.00	13.12	69.3	777.5	371.3	1218.0	1.22

AL-18

From m	*To m*	*Int m*	*Int Ft*	*Au ppb*	*Pt ppb*	*Pd ppb*	*PGM* ppb*	*PGM* g/t*
117.0	180.00	83.00	272.32	5.7	89.5	137.8	232.9	0.23
117.0	120.00	3.00	9.84	3.7	540.0	186.5	730.2	0.73
134.00	141.45	7.45	24.44	15.3	182.1	324.9	522.3	0.52
149.00	151.00	2.00	6.56	29.5	342.0	1104.0	1475.5	1.48

AL-20

From m	*To m*	*Int m*	*Int Ft*	*Au ppb*	*Pt ppb*	*Pd ppb*	*PGM* ppb*	*PGM* g/t*
126.00	135.00	9.00	29.53	3.7	152.9	74.7	231.3	0.23
134.50	135.00	0.50	1.64	17.0	1070.0	460.0	1547.0	1.55
139.50	149.00	9.50	31.17	22.6	188.8	124.5	335.8	0.34
141.50	144.00	2.50	8.20	48.2	396.8	279.6	724.6	0.72
170.00	174.00	4.00	13.12	27.6	121.4	357.1	506.1	0.51

John Royall, P.Eng is the Qualified Person for the Project. All assays were done by X-Ral Laboratories using standard fire techniques for gold, platinum, and palladium with an ICP finish.

On behalf of the Board of Directors

Harry Barr

Harry Barr, President

S.E.C. 12g(3) exemption # 82-4828

The Toronto Stock Exchange has not reviewed and deso not accept responsibility for the adequacy or accuracy of this release

For a copy of the map attachment, please visit our website at www.pfncapital.com

For further information, please call Toll Free 1-800-667-1870

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

April 26, 2002

Item 3: Press Release

A Press release dated and issued April 26, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Phase V $2.2 Million Dollar Drill Program Resumes

Item 5: Full Description of Material Change

See attached Press Release dated April 26, 2002

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 30, 2002_______________
Date

"Taryn Downing"

____
Signature of authorized signatory

__Taryn Downing_________________
Print name of signatory

__Corporate Secretary____________
Official capacity

Drilling Resumes on River Valley PGM Property

Sudbury Mining District, Ontario

PFN News Release April 26, 2002

TSE Trade Symbol: **PFN**
OTCBB: PAWEF
Toll Free 1-800-667-1870

- **Phase 5 - $2.2 Million Drill Program Resumes**
- **188 holes drilled to date**
- **Phase 5 Objective is to double the initial mineral resource**

Pacific North West Capital Corp. ***(PFN)*** Phase 5 drilling resumed on Pacific North West Capital Corp.'s **(PFN)** River Valley PGM Property. Drilling was temporarily suspended in mid March due to spring breakup and in order to eliminate a backlog in assay results. A total of 188 holes have been drilled to date.

The Phase 5 program is aimed at doubling the initial mineral resource estimate of 593,000 oz Pt + Pd + Au - 12,700,000 tonnes @ 1.46 g/t).

PFN has retained Derry, Michener, Booth and Wahl Consultants Ltd. (DMBW) to conduct a second mineral resource estimate study. Results of this study will incorporate all of the Phase 5 drill results and are expected by the end of August 2002.

River Valley is a **50-50 joint venture** between **PFN and Anglo American Platinum Corporation Limited** (Anglo Platinum), the world's largest producer of platinum. To date Anglo Platinum has expended over $5 million on the project. Anglo Platinum may earn a 60% interest in River Valley by completing a feasibility study and up to 65% by arranging production financing.

In addition to River Valley, Anglo Platinum is also exploring with PFN on the **Agnew Lake Property, where Anglo Platinum recently approved a $1.25 million Phase 2 exploration program** ***(see press release: April 22nd, 2002),*** **following extremely encouraging results from the Phase 1 program. The approved budget for Phase 1 was $1.18 million.** Anglo Platinum may earn up to a 57% interest in Agnew Lake by completing a feasibility study and 60% by arranging production financing.

Both River Valley and Agnew Lake are within 60 km of Sudbury, Ontario, and have excellent access and surrounding infrastructure.

The primary focus of exploration for both River Valley and Agnew Lake is to locate intrusive contact style PGM mineralization. PFN's properties cover two of the three mafic intrusions within the Sudbury District, and have excellent potential to host PGM deposits.

The Qualified Person for the projects is John Royall, P.Eng. Pacific North West Capital Corp is an industry leader in platinum group metal exploration focused on the exploration and acquisition of PGM projects throughout North America.

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com or visit our website at www.pfncapital.com

S.E.C. 12g(3) exemption # 82-4828

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Harry Barr
President and CEO

Pacific North West Capital Corp. 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Telephone: (604) 685-1870 Fax: (604) 685-8045